                                                            EXHIBIT 99.(A)(3)(I)

                             SOUTH BANKING COMPANY
                              501 West 12th Street
                              Alma, Georgia 31510

                                 April 25, 2003

Dear Shareholder:

     You are cordially invited to attend the annual meeting of shareholders of South Banking Company to be held on Thursday, May 15, 2003, at 10:30 A.M. local time, at the offices of the company at 501 West 12th Street, Alma, Georgia.

     At the annual meeting, shareholders will be asked to consider and vote upon
(1) the election of the directors of the company and (2) a proposal to effect a 1-for-50 reverse stock split of the company's outstanding common stock -- meaning that each 50 shares of common stock currently outstanding will be automatically converted into 1 share upon approval of the proposal at the meeting.

     No fractional shares of post-split common stock will be issued in connection with the proposed reverse stock split. Each holder of shares of common stock not divisible by 50 as of the effective date of the proposed reverse stock split will, in lieu of receiving fractional shares, receive cash from the company at the rate of $40 per pre-split share. For example, if you own 175 shares of common before the reverse stock split, after the reverse stock split you will hold 3 shares of common stock and the right to receive $1,000 (25 shares x $40) in cash. Shareholders who currently hold less than 50 shares will cease to be shareholders in the company and instead will be entitled to receive $40 per pre-split share in cash.

     All shareholders will be participating in the reverse stock split on an equal basis, so for shareholders who remain with the company after the split, your overall ownership percentage in the company should not change substantially, except for some small increases or decreases due to the purchase of fractional shares.

     The attached proxy statement, with formal notice of the meeting on the first page, sets forth important information about the matters to be considered at the annual meeting. We urge you to review these materials carefully.

     Regardless of whether you plan to attend the meeting in person, please complete the enclosed proxy card and return it promptly. If you attend the meeting, you may continue to have your shares voted as instructed in the proxy, or you may withdraw your proxy at the meeting and vote your shares in person.

     We look forward to seeing you at the meeting.
                                          Sincerely yours,

                                          /s/ Paul T. Bennett

                                          Paul T. Bennett
                                          President and Treasurer

                             SOUTH BANKING COMPANY
                              501 West 12th Street
                              Alma, Georgia 31510
                                 (912) 632-8631

                             ---------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                             ---------------------

     The annual meeting of shareholders of South Banking Company, a Georgia corporation, will be held at the offices of the company at 501 West 12th Street, Alma, Georgia, on Thursday, May 15, 2003, at 10:30 A.M. local time, for the following purposes:

     - The election of seven directors to constitute the board of directors until the next annual meeting and until their successors are elected and qualified;

     - To consider and act upon a proposal to approve an amendment to the company's articles of incorporation, which would: effect a 1-for-50 reverse stock split of the company's outstanding common stock; reduce the number of authorized shares of common stock from 1,000,000 to 20,000; and increase the par value of the common stock from $1.00 per share to $50; and

     - To consider and transact such other business as may properly come before the meeting.

     No fractional shares of post-split common stock will be issued in connection with the proposed reverse stock split. Each holder of shares of common stock not divisible by 50 as of the effective date of the proposed reverse stock split will, in lieu of receiving fractional shares, receive cash from the company at the rate of $40 per pre-split share.

     Shareholders of record at the close of business on April 4, 2003 are entitled to vote at the meeting. This notice of annual meeting and the accompanying proxy statement are first being sent to shareholders on or about April 25, 2003.

     NEITHER THE SECURITIES & EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE REVERSE STOCK SPLIT, PASSED UPON THE MERITS OR FAIRNESS OF THE REVERSE STOCK SPLIT OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS NOTICE OF ANNUAL MEETING AND THE ACCOMPANYING PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Whether or not you expect to be present at the meeting, we urge you to fill in, date, sign, and promptly return the enclosed proxy card in the enclosed reply envelope. The proxy card may be revoked at any time prior to exercise, and if you are present at the meeting, you may, if you wish, revoke your proxy card at that time and exercise the right to vote your shares personally.

     All shareholders are cordially invited to attend the meeting.

                                          By Order of the Board of Directors

                                          /s/ Paul T. Bennett

                                          Paul T. Bennett
                                          President and Treasurer

DO NOT SEND STOCK CERTIFICATES TO THE COMPANY FOR EXCHANGE AT THIS TIME. IF THE REVERSE STOCK SPLIT IS APPROVED, THE COMPANY WILL SEND YOU A TRANSMITTAL LETTER WITH INSTRUCTIONS ON EXCHANGING YOUR OLD STOCK CERTIFICATE(S) AFTER THE ANNUAL MEETING.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
NOTICE OF ANNUAL MEETING....................................    i
INTRODUCTION................................................    1
QUORUM AND VOTING REQUIREMENTS..............................    1
ABOUT SOUTH BANKING COMPANY.................................    2
SUMMARY OF THE ANNUAL MEETING AND THE REVERSE STOCK SPLIT...    2
ELECTION OF DIRECTORS.......................................    7
AMENDMENT OF THE ARTICLES OF INCORPORATION TO EFFECT THE
  REVERSE STOCK SPLIT.......................................    7
SPECIAL FACTORS.............................................    8
SOURCE OF FUNDS AND EXPENSES................................   21
CONDUCT OF BUSINESS FOLLOWING REVERSE STOCK SPLIT...........   22
DISSENTERS' RIGHTS..........................................   22
FEDERAL INCOME TAX CONSEQUENCES.............................   24
DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS.......   25
INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING
  PERSONS IN THE REVERSE STOCK SPLIT........................   27
FINANCIAL INFORMATION.......................................   27
MARKET FOR COMMON STOCK AND DIVIDENDS.......................   28
EXCHANGE OF STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL
  SHARES....................................................   28
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING INFORMATION.....   29
WHERE YOU CAN FIND MORE INFORMATION.........................   29
GENERAL.....................................................   30
APPENDICES..................................................

     A. Portions of the Annual Report on Form 10-K for the Year Ended December 31, 2001

     B.  Pro Forma Financial Information

     C.  Form of Articles of Amendment to the Articles of Incorporation

     D.  Georgia Dissenters' Rights Statute

     E.  Report of the Financial Consultant

                             SOUTH BANKING COMPANY

                                PROXY STATEMENT
                              DATED APRIL 25, 2003
         FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 15, 2003

                                  INTRODUCTION

     This proxy statement is furnished to shareholders in connection with the solicitation of proxies by the board of directors of South Banking Company for use at the company's annual meeting of shareholders to be held on Thursday, May 15, 2003, including any postponement, adjournment or adjournments thereof, for the purposes set forth in the accompanying notice of meeting. The company intends to mail this proxy statement and the accompanying form of proxy card to shareholders on or about April 25, 2003.

     Only shareholders of record at the close of business on April 4, 2003, which is the record date, are entitled to notice of and to vote in person or by proxy at the annual meeting. As of the record date, there were 399,500 shares of common stock, $1.00 par value per share, of South Banking Company outstanding and entitled to vote at the annual meeting.

     Proxies in the accompanying form, duly executed and returned to the management of South Banking Company, and not revoked, will be voted at the annual meeting in accordance with the specifications thereon. Any proxy given pursuant to this solicitation may be revoked by the shareholder at any time prior to the voting of the proxy by delivery of a subsequently dated proxy, by written notification to the secretary of South Banking Company or by personally withdrawing the proxy at the meeting and voting in person.

     Proxies that are executed, but that do not contain any specific instructions, will be voted to (1) elect the nominees for director named herein, and (2) approve the proposed amendment to the company's articles of incorporation, which would: effect a 1-for-50 reverse stock split of the company's outstanding common stock; reduce the number of authorized shares of common stock from 1,000,000 to 20,000; and increase the par value of the common stock from $1.00 per share to $50. We refer to these matters collectively as "the reverse stock split." The persons appointed as proxies will vote in their discretion on any other matter that may properly come before the annual meeting or any postponement, adjournment or adjournments thereof, including any vote to postpone or adjourn the annual meeting.

                         QUORUM AND VOTING REQUIREMENTS

     The holders of a majority of the shares entitled to vote on the record date, represented in person or by proxy, shall constitute a quorum for the purpose of transacting business at the annual meeting. Each outstanding share shall be entitled to one vote on each matter submitted to a vote at the meeting. Other than in the election of directors, in counting the votes cast, only those cast "for" and "against" a matter are included. Because directors are elected by a plurality of the votes cast in favor, votes to "withhold authority" to vote for a certain nominee will have no effect. An abstention is counted only for purposes of determining the presence of a quorum at the meeting.

     For item 1 on the proxy card, the election of directors, those nominees receiving the greater number of votes at the annual meeting shall be deemed elected.

     For item 2 on the proxy card, the proposed reverse stock split, the affirmative vote of a majority of the shares entitled to be voted on the matter is required in order for the reverse stock split to be approved. THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, WHO BENEFICIALLY HOLD A SUFFICIENT NUMBER OF SHARES TO ASSURE APPROVAL OF THE REVERSE STOCK SPLIT, HAVE INDICATED THAT THEY INTEND TO VOTE ALL SHARES BENEFICIALLY OWNED BY THEM IN FAVOR OF THE REVERSE STOCK SPLIT. ACCORDINGLY, WE EXPECT THAT THE REVERSE STOCK SPLIT WILL BE APPROVED AT THE ANNUAL MEETING. The directors and executive officers of the Company currently beneficially own approximately 57.1% of the outstanding common stock.

     For any other business that may properly come before the annual meeting, if more shares are voted in favor of the matter than against it the matter shall be approved, unless the vote of a greater number is required by law.

                          ABOUT SOUTH BANKING COMPANY

     South Banking Company, incorporated under Georgia law, is a bank holding company operating bank subsidiaries in Bacon, Appling, Candler, Tattnall and Camden counties, Georgia. The company also provides data processing to its subsidiary banks and other banks through its wholly-owned subsidiary Banker's Data Services, Inc. The company's principal executive offices are located at 501 West 12th Street, Alma, Georgia 31510, and its principal telephone number there is (912) 632-8631. References to "we", "our", "us" or "the company" in this proxy statement refer to South Banking Company and its subsidiaries, unless the context indicates otherwise.

                             ---------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SOUTH BANKING COMPANY.

           SUMMARY OF THE ANNUAL MEETING AND THE REVERSE STOCK SPLIT

     The following is a summary, in question-and-answer format, of certain information contained in this proxy statement. This summary is provided to assist the shareholders in their review of this proxy statement. This summary should not be considered complete and is qualified in its entirety by the more detailed information appearing elsewhere in this proxy statement and appearing in the appendices. All shareholders are urged to read this proxy statement in its entirety.

WHAT ARE THE PURPOSES OF THE ANNUAL MEETING, AND WHEN AND WHERE IS IT BEING
HELD?

     The company is holding the annual meeting for the shareholders to elect the directors who will constitute the board of directors until the next annual meeting and until their successors are duly elected and qualified and to consider and vote upon an amendment to the company's articles of incorporation to effect the proposed reverse stock split. The meeting is being held at the executive offices at South Banking Company at 501 West 12th Street, Alma, Georgia, on Thursday, May 15, 2003, at 10:30 A.M. local time. See the notice of annual meeting immediately preceding this proxy statement.

WHAT IS A REVERSE STOCK SPLIT?

     A reverse stock split is the opposite of a stock split -- instead of getting two or more shares for each share owned by a shareholder, as in a stock split, in a reverse stock split shareholders get one share for each two or more shares owned. The effect is that there are fewer shares outstanding, and usually fewer owners of whole shares. Also, each share will be worth more and have a higher par value per share.

WHAT WILL I RECEIVE IN THE REVERSE STOCK SPLIT?

     In the reverse stock split being proposed by South Banking Company, shareholders would get 1 share for every 50 shares owned. For example, a shareholder with 1,000 shares would receive 20 shares after the reverse stock split.

     No certificates representing fractional shares will be issued. Rather, holders of fractional shares will be paid an amount equal to $40 per share of pre-split common stock. Shareholders who currently hold less than 50 shares will only receive cash from the company in lieu of fractional shares, and will no longer be shareholders of the company. The following table illustrates the effect of the reverse stock split on notional holders of various numbers of shares:

                                                             NUMBER OF SHARES   CASH RECEIVED IN LIEU
NUMBER OF SHARES HELD PRE-SPLIT                              HELD POST-SPLIT    OF FRACTIONAL SHARES
-------------------------------                              ----------------   ---------------------
1..........................................................          --                $   40
10.........................................................          --                $  400
50.........................................................           1                    --
60.........................................................           1                $  400
99.........................................................           1                $1,960
100........................................................           2                    --

     In addition, the par value of common stock would be increased from $1.00 per share to $50, and the total number of shares authorized for issuance under the company's articles of incorporation would be reduced from 1,000,000 to 20,000. It is anticipated that the shareholders will have fewer shares with a higher value and approximately the same net value. See "Special
Factors -- Effects of the Reverse Stock Split."

WHY DOES THE COMPANY WANT TO CONDUCT THE REVERSE STOCK SPLIT NOW?

     South Banking Company is proposing the reverse stock split primarily in order to "go private" -- meaning that the company would terminate its status as a "public" company. The company is currently subject to periodic report filing and other obligations under the federal Securities Exchange Act. It can terminate these obligations however if it reduces the number of its record shareholders below 300, which the proposed reverse stock split is designed to do. The company anticipates that the reverse stock split, if consummated, would reduce the number of record holders from approximately 454 to approximately 276.

     "Going private" will relieve the company from the expense and burden associated with compliance with both current and proposed federal securities laws and regulations. These burdens include not only filing publicly available periodic reports with the Securities and Exchange Commission, or SEC, but also new obligations under the Sarbanes-Oxley Act of 2002. We anticipate that the new obligations under this act will greatly increase administrative costs. In light of the absence of a public trading market for the common stock and other factors, in the opinion of management such additional costs are not justified. See "Special Factors -- Purposes of and Reasons for the Reverse Stock Split."

ARE THERE ANY DISADVANTAGES TO THE REVERSE STOCK SPLIT AND "GOING PRIVATE"?

     Yes. The common stock will be less liquid after the reverse stock split. There will also be less publicly available information concerning the company, and the company and its management will not have to comply with certain other federal securities laws.

     Any time the number of shareholders of a company decreases to a smaller number, the remaining shareholders will likely find that there are fewer buyers and sellers for their shares, although the effect on South Banking Company will not be as dramatic as it would upon a company that has an established trading market before going private. Liquidity may also be effected because the value of individual post-split shares will increase (although perhaps not in exact proportion to the split ratio, as buyers may discount them due to decreased liquidity).

     After the company goes private, it will cease filing publicly available periodic reports with the SEC, so remaining shareholders and investors will not have access to as much public information about the company as before. In addition, the company and its directors and officers will not be subject to current and proposed federal securities laws, including laws addressing certain corporate governance matters. See "Special Factors -- Effects of the Reverse Stock Split."

WHO CAN VOTE, AND WHAT IS THE VOTE NECESSARY TO ELECT THE NOMINEES FOR DIRECTOR AND APPROVE THE REVERSE STOCK SPLIT?

     Any shareholder of record as of the record date, which is April 4, 2003, can vote by proxy or in person. The nominees for director receiving the greater number of votes shall be deemed elected. The amendment to the articles of incorporation effecting the reverse stock split must be approved by the affirmative vote of a majority of the shares entitled to be voted on the matter. Each outstanding share is entitled to one vote.

     THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, WHO BENEFICIALLY HOLD A SUFFICIENT NUMBER OF SHARES TO ASSURE APPROVAL OF THE REVERSE STOCK SPLIT, HAVE INDICATED THAT THEY INTEND TO VOTE ALL SHARES BENEFICIALLY OWNED BY THEM IN FAVOR OF THE REVERSE STOCK SPLIT. ACCORDINGLY, WE EXPECT THAT THE REVERSE STOCK SPLIT WILL BE APPROVED AT THE ANNUAL MEETING. The directors and executive officers of the Company currently beneficially own approximately 57.1% of the outstanding common stock.

DOES THE BOARD OF DIRECTORS RECOMMEND SHAREHOLDERS ELECT THE NOMINEES FOR DIRECTOR AND APPROVE THE REVERSE STOCK SPLIT?

     Yes. The board unanimously recommends a vote "for" all of the nominees for director.

     Regarding the reverse stock split, the board by unanimous vote on February 28, 2003, after due deliberation and after considering the recommendation of a special committee of the board consisting of directors who do not hold large interests in the company, adopted resolutions declaring: the terms and conditions of the reverse stock split and purchase of fractional shares advisable, substantively fair to, and otherwise in the best interests of, the unaffiliated and affiliated shareholders of the company, including shareholders who will remain shareholders following the reverse stock split and those who will not; directing that the proposed reverse stock split be submitted to the shareholders of the company for consideration; and recommending that such shareholders vote in favor of the reverse stock split.

DOES THE BOARD OF DIRECTORS HAVE ANY INTERESTS THAT DIFFER FROM MY INTERESTS AS A SHAREHOLDER?

     You should be aware that the board and the special committee may have some interests that differ from yours. For instance, although the board participates in the reverse stock split on the same terms as all shareholders and will receive the same consideration for their fractional shares as other shareholders, six of the seven directors of the company own over 50 shares, and consequently they will remain shareholders in the company after the reverse stock split. Also, like all remaining shareholders, their percentage ownership of the company will change a small amount due to the elimination of shareholders who currently hold less than 50 shares, but only in proportion to the other remaining shareholders. These incidental changes in the proportionate equity interests of the company's shareholders will be minor, however, For instance, the company's largest shareholder's proportionate equity interest is expected to increase 1.11% and a shareholder owning 99 shares would see his proportionate equity interest decrease by .01%. You should also be aware that every member of the board, including the special committee members, are officers of the company and/or its subsidiaries, and it is expected that they will continue in their present positions after the annual meeting. The three members of the board not serving on the special committee are related to each other and collectively control approximately 55.5% of the company's outstanding common stock. See "Interests of Directors, Executive Officers and Controlling Persons in the Reverse Stock Split."

IS THE PRICE BEING OFFERED FOR THE FRACTIONAL SHARES FAIR?

     The board of directors of the company believes that the reverse stock split, including the price per share of pre-split common stock to be paid to shareholders otherwise entitled to fractional shares of post-split common stock, is substantively fair to the unaffiliated and affiliated shareholders of the company, including shareholders who will remain shareholders following the reverse stock split and those who will not.

     In reaching its determinations, the board considered, among other matters:

     - The recommendation of the special committee of the board, consisting of directors who do not hold large interests in the company; and

     - The report of the financial consultant retained by the special committee to assist it.

     Although the board considered the recommendation of the special committee and the report of the financial consultant, the board conducted its own independent deliberation and based its decisions on its deliberation. The board's deliberation covered the same factors considered by the special committee except that the board also considered the recommendation of the special committee. The only per share consideration financial analyses considered by the board in reaching its decisions were the financial analyses discussed in the report of the financial consultant, which discussions were adopted by the board after its own independent review. The board considered that although some measures, such as a multiple of book value per share discounted for the stock's illiquidity, exceeded the price being offered for pre-split shares in lieu of fractional post-split shares, the valuations per share implied by the discounted cash flow analysis, and particularly by recent prices paid for the company's stock, were lower than the price being offered for fractional shares. See "Special Factors -- Fairness."

     Although the committee retained a financial consultant to assist it, neither the consultant nor any other third party rendered any opinion as to whether the $40 per pre-split share cash consideration to be received in the reverse stock split by shareholders in lieu of fractional shares is fair to shareholders. In addition, if a dissenting shareholder sought an appraisal of the fair value for their eliminated fractional shares, a court could determine that the fair value is lower or higher than the $40 per pre-split share cash consideration to be received in the reverse stock split. The report of the financial consultant is set forth in Appendix E.

     In reaching their decisions, the board and the committee considered that holders of less than 50 shares would be entitled to dissenters' rights and that affiliates of the company might experience slightly greater illiquidity than non-affiliates. Unaffiliated shareholders who hold 50 or more shares will be treated the same as affiliated shareholders who hold 50 or more shares, and their proportionate interests in the company will not materially change (other than minor changes resulting from the purchase of fractional shares). Unaffiliated shareholders who hold less than 50 shares will be treated the same as any affiliated shareholders who hold less than 50 shares -- they will no longer be shareholders of the company but will be entitled to dissenters' rights. All shareholders, regardless of the size of their holdings or their affiliate status, will be entitled to receive $40 per pre-split share of common stock in lieu of any fractional share of post-split common stock that would otherwise be issued. Consequently, an unaffiliated shareholder will be treated identically to an affiliated shareholder with the same number of shares.

     The board and the committee determined that the reverse stock split was procedurally fair to the unaffiliated and affiliated shareholders, including shareholders who will remain shareholders following the reverse stock split and those who will not. In so concluding, the board and committee considered that shareholders who would be eliminated in the reverse stock split would have dissenters' rights. The board and committee also considered that a special committee, comprising the non-controlling shareholder-members of the board, recommended the reverse stock split, and that a financial consultant was retained to help determine a fair price to be paid for fractional shares. The transaction however is not structured so as to require the approval of a majority of the unaffiliated shareholders, and an unaffiliated representative did not represent the interests of the unaffiliated shareholders. See "Special Factors -- Fairness -- Factors Considered by the Board and the Committee."

DO SHAREHOLDERS HAVE ANY DISSENTERS' RIGHTS?

     Yes, if you currently hold less than 50 shares, vote against the reverse stock split and comply with other procedural steps. Georgia's dissenters' rights statute permits shareholders whose holdings would be reduced to a fractional share who do not vote in favor of the reverse stock split to dissent and instead demand payment of fair value for their eliminated fractional shares. Provided the shareholder complies with the detailed statutory procedures to perfect their dissenters' rights, the dissenting shareholder can seek appraisal of the value of their shares in court. The fair value as determined by a court however could be lower or higher than the $40 per pre-split share that non-dissenting shareholders will receive in lieu of post-split fractional shares. See "Dissenters' Rights."

WHAT ARE SOME OF THE OTHER EFFECTS OF THE REVERSE STOCK SPLIT?

     - For those shareholders that continue to be shareholders, their percentage ownership may change in a small amount -- such change is not expected to equal an increase of over 1.11% or decrease of under .01% of the outstanding shares.

     - The value of each share of post-split common stock should increase roughly in proportion to the split ratio -- but there may be some discount due to decreased liquidity.

     - The par value of the common stock will increase from $1.00 per share to $50.

     - The number of shares authorized under the company's articles of incorporation will decrease from 1,000,000 to 20,000.

     See "Special Factors -- Effects of the Reverse Stock Split."

WHAT ARE THE MATERIAL TAX CONSEQUENCES TO ME AS A RESULT OF THE REVERSE STOCK SPLIT?

     If you receive cash in lieu of a fractional share of post-split common stock, you will recognize tax gain or loss equal to any difference between the amount of cash you receive and your adjusted basis in the fractional share. Assuming you are holding your pre-split common stock as a capital asset, any gain or loss will be capital gain or loss -- and if your holding period exceeds one year, it will be long-term capital gain or loss.

     You will have no tax consequences as a result of receiving post-split shares of common stock in exchange for pre-split shares, other than a reallocation of your basis.

     Tax consequences may depend on individual circumstances -- consequently, you should consult with your own tax advisor regarding the tax effects to you. See "Federal Income Tax Consequences."

SHOULD I SEND IN MY STOCK CERTIFICATE(S) NOW IN ORDER TO GET NEW POST-SPLIT CERTIFICATES AND/OR CASH IN LIEU OF FRACTIONAL SHARES?

     Not yet. If the reverse stock split is approved, then following the annual meeting the company will send you a transmittal letter with instructions on surrendering your old certificates and obtaining new certificates and/or cash in lieu of fractional shares. Upon receipt of your duly completed transmittal letter and surrender of your old stock certificates in accordance with the instructions in the transmittal letter, the company will promptly forward any new stock certificates or cash payment (without interest) in lieu of fractional shares you may be entitled to. See "Exchange of Stock Certificates and Payment for Fractional Shares."

WHAT INFORMATION SHOULD I CONSULT REGARDING THE REVERSE STOCK SPLIT?

     We encourage to read this proxy statement for information on the reverse stock split. We also encourage you to read the appendices that are being delivered to you with this proxy statement:

     - Appendix A -- portions of our annual report on Form 10-K for the year ended December 31, 2002

     - Appendix B -- pro forma financial information illustrating what the effect of the reverse stock split would have been on some our historical financial statements, assuming the reverse stock split happened at an earlier time

     - Appendix C -- the form of the articles of amendment to our articles of incorporation, which will effect the reverse stock split upon filing

     - Appendix D -- the Georgia dissenters' rights statute

     - Appendix E -- the report of the financial consultant

     In addition, the company currently files reports with the SEC, which are available from the SEC or through the Internet, as described in "Where You Can Find More Information." This proxy statement and its appendices are part of an SEC filing the company has made on Schedule 13 E-3, which contains information not set forth in this proxy statement or its appendices. You may wish to consult this additional information.

                             ELECTION OF DIRECTORS

                                    (ITEM 1)

     South Banking's bylaws provide for the board of directors to be comprised of between three and ten members, with the exact number to be fixed from time to time by resolution of the shareholders. The board currently consists of seven members. The Board recommends the election of the following seven nominees to constitute the entire board, who will hold office until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier resignation, removal from office or death: Olivia Bennett, Paul T. Bennett, Lawrence Bennett, Kenneth F. Wade, Charles Stuckey, James W. Whiddon and Richard Williams. Information concerning these nominees is set forth in "Directors, Executive Officers and Controlling Persons." All of the nominees are currently directors and executive officers of the company.

     All of these nominees have indicated that they will serve is elected, but if the situation should arise that any nominee is no longer able or willing to serve, the proxy may be voted for the election of such other person as may be designated by the board of directors.

     The nominees receiving the greatest number of votes at the annual meeting shall be deemed elected as directors. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES FOR DIRECTORS.

                 AMENDMENT OF THE ARTICLES OF INCORPORATION TO
                         EFFECT THE REVERSE STOCK SPLIT

                                    (ITEM 2)

     After consideration of the recommendation of the special committee of the board comprising Messrs. Stuckey, Wade and Whiddon, and after due deliberation, including of the report of the financial consultant and of the other considerations set forth below under "Special Factors", the board of directors of South Banking Company has unanimously adopted resolutions directing that a proposed amendment to Article V of the company's articles of incorporation be submitted to the shareholders of the company for consideration to:

     - effect a 1-for-50 reverse stock split of the company's outstanding common stock;

     - reduce the number of authorized shares of common stock from 1,000,000 to 20,000; and

     - increase the par value of the common stock from $1.00 per share to $50.

     The board resolutions also declared the terms and conditions of the amendment, including the reverse stock split and purchase of fractional shares, advisable, substantively fair to, and otherwise in the best interests of, the unaffiliated and affiliated shareholders of the company, including shareholders who will remain shareholders following the reverse stock split and those who will not, and recommended that such shareholders vote in favor of the amendment. In considering this recommendation, you should be aware that the board may have interests that differ from yours as described below under "Interests of Directors, Executive Officers and Controlling Persons in the Reverse Stock Split." Although the board considered the recommendation of the special committee and the report of the financial consultant, the board conducted its own independent deliberation and based its determinations on its deliberation. The board's deliberation covered the same factors considered by the special committee, except that the board also considered the recommendation of the special committee. The only per share consideration financial analyses considered by the board in reaching its decisions were the financial analyses discussed in the report of the financial consultant, which discussions were adopted by the board after its own independent review. In reaching their determinations, the board and the committee considered that holders of less than 50 shares would be entitled to dissenters' rights and that affiliates of the company might experience slightly greater illiquidity than non-affiliates. The board determined that the reverse stock split was procedurally fair to unaffiliated and affiliated shareholders, including shareholders who will remain shareholders following the reverse stock split and those who will not, considering the existence of dissenters' rights as described below and other factors. See "Special Factors -- Fairness."

     The amendment provides that in lieu of issuing any fractional shares resulting from the reverse stock split, the company shall pay to any record holder who would otherwise be entitled to receive a fractional share a cash payment in the amount of $40 for each share of common stock held by that person immediately prior to the effectiveness of the reverse stock split. The full text of the proposed articles of amendment to the company's articles of incorporation is set forth in Appendix C.

     If it is approved by the shareholders, the reverse stock split and the reductions in par value and authorized shares will be accomplished by the filing of the articles of amendment with the Secretary of State of the State of Georgia, and will be effective at the time of filing. Upon effectiveness of the amendment, current shareholders who hold less than 50 shares will no longer be shareholders of the company. It is anticipated that the number of holders of whole shares of the common stock will decrease from approximately 454 to approximately 276, thus permitting the company to suspend its obligation to file reports with the SEC under the Securities Exchange Act since it will have fewer than 300 record holders. The company intends to file the amendment with the Georgia Secretary of State as soon as practicable after approval of the amendment at the annual meeting, and to make the necessary filing with the SEC to suspend its duty to file reports as soon as practicable after effectiveness of the articles of amendment.

     Any shareholder of record as of the record date, which is April 4, 2003, can vote by proxy or in person. The amendment to the articles of incorporation effecting the reverse stock split must be approved by the affirmative vote of a majority of the shares entitled to be voted on the matter. Each outstanding share is entitled to one vote. THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, WHO BENEFICIALLY HOLD A SUFFICIENT NUMBER OF SHARES TO ASSURE APPROVAL OF THE REVERSE STOCK SPLIT, HAVE INDICATED THAT THEY INTEND TO VOTE ALL SHARES BENEFICIALLY OWNED BY THEM IN FAVOR OF THE REVERSE STOCK SPLIT. ACCORDINGLY, WE EXPECT THAT THE REVERSE STOCK SPLIT WILL BE APPROVED AT THE ANNUAL MEETING. The directors and executive officers of the Company currently beneficially own approximately 57.1% of the outstanding common stock.

     Shareholders who currently hold less than 50 shares, vote against the reverse stock split and comply with other procedural steps have dissenters' rights as provided by Georgia law. It is possible that if a dissenting shareholder sought an appraisal of the fair value for his eliminated fractional shares, a court could determine that the fair value is lower or higher than the $40 per pre-split share cash consideration to be received in the reverse stock split by shareholders in lieu of fractional shares. See "Dissenters' Rights" below.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE ARTICLES OF AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION EFFECTING THE REVERSE STOCK SPLIT AND THE RELATED INCREASES IN PAR VALUE PER SHARE AND TOTAL SHARES AUTHORIZED FOR ISSUANCE.

                                SPECIAL FACTORS

PURPOSE OF AND REASONS FOR THE REVERSE STOCK SPLIT

     The purpose of the reverse stock split is to permit South Banking Company to save the costs it currently incurs, and is expected to incur in the future if the reverse stock split is not consummated, because of its status as a reporting company under the securities laws. The board believes that such action is in the best interests of the company because the out-of-pocket and internal costs to the company associated with compliance with federal securities laws, when compared to the limited number of shareholders of the company and the absence of any trading market is, in the company's opinion, unwarranted.

     The reverse stock split and purchase of the resulting fractional shares should allow the company to achieve this purpose by reducing the number of South Banking Company's record shareholders to fewer than 300, thereby relieving the company of its obligation to file periodic reports under Section 15(d) of the Securities Exchange Act, such as SEC Forms 10-K, 10-Q and 8-K, and of other obligations under current and proposed securities laws. The board believes that such action is in the best interests of the company because the out-of-pocket and internal costs to the company associated with compliance with federal securities laws, when compared to the limited number of shareholders of the company and the absence of any trading market is, in the company's opinion, unwarranted.

     The company has incurred and would continue to incur substantial costs as a result of its status as a reporting company under the Securities Exchange Act. It incurs direct costs, including legal and accounting fees, to prepare SEC reports. The company also incurs indirect costs because management is required to devote substantial time and attention to the preparation and review of these filings and to other federal securities law matters. The company estimates that the direct and indirect costs associated with its status as a reporting company under the Securities Exchange Act are currently in excess of $50,000 annually.

     Moreover, it is expected that the Sarbanes-Oxley Act of 2002, signed into law in July 2002, will add substantially to the company's direct and indirect costs of being a public company, in an amount that it is impractical to calculate precisely at this time, but is expected to be in excess of $100,000 annually. It is expected that the company will be obliged to engage new independent accountants to audit the company's financial statements and render an attestation report on the company's internal controls, all of which would substantially increase the company's annual auditing costs. Under recent regulations implementing part of the Sarbanes-Oxley Act, the company is obligated to maintain and regularly evaluate disclosure controls and procedures with respect to the company's SEC reports, which has further increased the internal costs to the company by diverting management attention from company operations. Moreover, the pre-existing reporting obligations of the company will become more onerous due to proposed regulations which would increase the number of events requiring the company to file a Current Report on Form 8-K, and tighten the deadline for making such filings.

     While these provisions might be of benefit to the shareholders of larger companies with significant numbers of shareholders and an active trading market, the costs do not appear justified in South Banking Company's case. They are not justified in the company's case particularly because the company's shareholders do not enjoy the primary benefit of public company status to shareholders: an efficient, liquid trading market for the shares. Because of the difficulty involved in buying and selling South Banking Company's common stock, the value to shareholders and investors of information about the company that is publicly available while the company is a reporting registrant under the Securities Exchange Act is lower than it would be if transactions in the common stock could be made over an established stock market. This is so because shareholders and investors cannot easily buy or sell stock in reaction to information in the company's SEC filings. Nor has the company historically used or had need of the primary benefit to public companies of their reporting status -- relatively easy access to the public capital markets. The company's financing needs have been met through methods that do not depend on the company's public status.

     As of the record date for the reverse stock split, April 4, 2003, there were approximately 454 shareholders of record. On such date, approximately 178 shareholders owned fewer than 50 shares. Although holders of fewer than 50 shares constitute approximately 39.2% of the total shareholders of record of the company, those shareholders own less than 2.3% of the outstanding shares of common stock. Of these approximately 178 shareholders, there are some 118 shareholders of record who own less than 25 shares. These shareholders have little economic interest in the company. The purchase of fractional shares resulting from the reverse stock split also offers shareholders owning less than 50 shares an economical way of disposing of their shares, particularly in light of the fact that there is no public trading market for the shares. Normally, all sales of the company's common stock must be privately negotiated, and potential buyers and sellers may be discouraged from incurring the disproportionately high direct and indirect transaction costs of private sales with sellers of less than 50 shares.

     In light of the foregoing considerations, the board believes that the continuing costs of remaining a company subject to the reporting obligations of the Securities Exchange Act and other current and proposed securities laws is not prudent.

EFFECTS OF THE REVERSE STOCK SPLIT

     Reduction in Shareholders and Purchase of Fractional Shares. Upon consummation of the reverse stock split, the company anticipates that the number of record shareholders of the company will be reduced from approximately 454 as of the record date to approximately 276 and the company will achieve the purposes of the reverse stock split described above. In addition, the amendment to the company's articles of incorporation effecting the 50-for-1 reverse stock split also would increase the par value per share of common stock from $1.00 to $50, and would reduce the total number of shares authorized for issuance under the articles from 1,000,000 to 20,000. The company currently intends to make the appropriate filing with the Georgia Secretary of State effecting the reverse stock split as soon as practicable after it is approved by the shareholders at the annual meeting. It is expected that as a result of the reverse stock split and related purchase of fractional interests, the total number of shares of common stock outstanding will be reduced from 399,500 to approximately 7,807.

     Shareholders who currently hold less than 50 shares will cease to become shareholders upon effectiveness of the reverse stock split, and will lose all rights of shareholders, including voting and dividend rights. Such shareholders will only have the right to receive cash in lieu of fractional shares of post-split common stock in an amount equal to $40 per share of common stock held prior to the effectiveness of the reverse stock split. Shareholders who hold more than 50 shares before the reverse stock split will continue to be shareholders afterwards. They will be entitled to 1 share of post-split common stock per 50 shares held pre-split, plus cash in lieu of fractional shares of post-split common stock at the same rate of $40 per share of pre-split common stock owned. It is anticipated that the total cost to the company of purchasing the fractional shares resulting from the reverse stock split will be approximately $366,000. The following table illustrates the effect of the reverse stock split on notional holders of various numbers of shares:

NUMBER OF SHARES HELD                                        NUMBER OF SHARES   CASH RECEIVED IN LIEU
PRE-SPLIT                                                    HELD POST-SPLIT    OF FRACTIONAL SHARES
---------------------                                        ----------------   ---------------------
1..........................................................         --                 $   40
10.........................................................         --                 $  400
50.........................................................          1                     --
60.........................................................          1                 $  400
99.........................................................          1                 $1,960
100........................................................          2                     --

     Effect on Ownership of Remaining Shareholders. The reverse stock split is not intended to change the proportionate equity interests of the company's existing shareholders; however, some incidental change can be expected to occur in connection with the elimination of fractional shares. No shareholder's post-split percentage ownership of the company is expected to increase by more than 1.11% or decrease by more than .01% of the outstanding common stock.

     For example, the company's largest shareholder owns 189,372 shares, or 47.40% of the shares outstanding. After the reverse stock split, she will only own 3,787 shares but her proportionate equity interest will increase to 48.51% of the shares outstanding. A shareholder who owns 99 shares, or .02% of the shares outstanding, however, will see a small decrease in their proportionate equity interest after the reverse stock split. Such a shareholder will own 1 share after the reverse stock split, or .01% of the shares outstanding.

     Effects on Ownership of Affiliates. Affiliates of the company, including executive officers and directors, will participate in the reverse stock split and purchase of fractional shares to the same extent as nonaffiliates. They will not receive any extra consideration for their fractional shares, and it is anticipated that the directors and executive officers, including the Company's largest shareholder, will continue in their current positions. However, with the exception of one director who holds no shares, the known affiliates of the company all currently own sufficient shares of stock (over 50 each) so that they will all continue to be shareholders after the effectiveness of the reverse stock split. As with all other remaining shareholders of the company, the percentage ownership by the affiliates of the total outstanding shares after the reverse stock split and purchase of fractional shares may change slightly. The following table illustrates the effect on the company's directors, executive officers and controlling persons. The amount of cash that it is expected such shareholders will receive in lieu of fractional shares is set forth in the footnotes to the table.

                                                      NUMBER OF SHARES OWNED (PERCENT OF OUTSTANDING)
                                               --------------------------------------------------------------
NAME                                           BEFORE THE REVERSE STOCK SPLIT   AFTER THE REVERSE STOCK SPLIT
----                                           ------------------------------   -----------------------------
Olivia Bennett(1)(2).........................             189,372                           3,787
                                                           (47.40)%                        (48.51)%
Paul T. Bennett(1)(3)........................              19,526                             390
                                                            (4.89)%                         (5.00)%
Lawrence Bennett(1)(4).......................              12,814                             256
                                                            (3.21)%                         (3.28)%
Kenneth F. Wade(5)...........................               4,934                              98
                                                            (1.24)%                         (1.26)%
Charles Stuckey(6)...........................                 992                              19
                                                            (0.25)%                         (0.24)%
James W. Whiddon(7)..........................                 279                               5
                                                            (0.07)%                         (0.06)%
Richard Williams.............................                  --                              --

---------------

(1) Olivia Bennett is the mother of Paul T. Bennett and Lawrence Bennett.

(2) Includes 166,085 pre-split shares owned by Estate of Valene Bennett of which Olivia Bennett is the Executrix and 23,287 pre-split shares owned by Bennett Family Limited Partnership of which she is the general partner. It is expected that the estate and partnership will receive $1,400 and $1,480 in lieu of fractional shares, respectively.

(3) Paul T. Bennett will not receive any cash in lieu of fractional shares for the 19,000 shares owned by him directly. The shares reported include 226 shares owned by Paul T. Bennett's wife (who is expected to receive $1,040 in lieu of fractional shares), and 150 shares owned jointly with each of two children (no cash payment in lieu of fractional shares).

(4) Owned jointly with Lawrence Bennett's wife. It is expected they will receive $1,040 in lieu of fractional shares.

(5) It is expected Mr. Wade will receive $1,360 in lieu of fractional shares.

(6) It is expected Mr. Stuckey will receive $1,680 in lieu of fractional shares.

(7) It is expected Mr. Whiddon will receive $1,160 in lieu of fractional shares.

     When the reverse stock split is effected, the persons named in the table above will hold approximately 58.3% of the outstanding shares of common stock. Such individuals now own approximately 57.1%.

     Other members of the Bennett family not listed in the table above currently hold approximately 8,360 shares, or 2.1% of the shares outstanding. After the reverse stock split, such other family members will hold 162 shares, or 2.1% of the shares outstanding.

     Value of Post-Split Shares. The market value per share of common stock remaining after the reverse stock split should increase approximately in proportion to the split ratio -- that is, each share should have a market value after the reverse stock split approximately 50 times greater than before. However, buyers may impose some discount due to the fact that the stock may be more illiquid after the company ceases filing periodic reports and complying with other obligations under the Securities Exchange Act. Buyers may also discount the stock simply because of the loss of the company's 'public' status, without regards to lost liquidity. Consequently, the post-split market value of the common stock may be less than 50 times its current value.

     Reduction in Publicly-Available Information. As soon as practicable after effectiveness of the reverse stock split, the company intends to make the requisite filing with the SEC to suspend its obligations under the Securities Exchange Act. Immediately upon such filing, the company will be relieved from filing periodic reports with the SEC and from other current and proposed securities laws and regulations, as described above under "-- Purpose of and Reasons for the Reverse Stock Split." Shareholders and investors will no longer have the benefit of being able to review these publicly-available SEC reports on an ongoing basis, and will not benefit from corporate governance and other initiatives under the Sarbanes-Oxley Act. Under Georgia corporate law and the company's bylaws, South Banking Company must annually prepare a balance sheet and profit and loss statement for its most recent fiscal year and promptly mail such financial statements to any record shareholder upon written request. This requirement shall remain in effect after the effectiveness of the reverse stock split.

     Liquidity of the Common Stock. There is no public trading market for the common stock. Nevertheless, the increase in the per share price of the common stock and the decrease in the number of shareholders and of the number shares of common stock outstanding as a result of the reverse stock split and purchase of fractional shares may adversely affect the liquidity of the common stock. Buyers may be discouraged due to relatively higher per-share prices, and there will be fewer potential sellers. In addition, after the company suspends its obligation to file periodic reports with the SEC, the reduction in public information concerning the company and the termination of the company's status as a reporting company may adversely affect the liquidity and market value of the common stock. This may happen because, among other reasons, potential buyers and sellers may find it more difficult to determine the market value of stock without the benefit of SEC reports. Potential new investors who are unfamiliar with the company may particularly be reticent, due to the lack of publicly-available information. Small shareholders however may also benefit from the reverse stock split and fractional share purchase because of the potential difficulties in selling holdings of less than 50 shares they might otherwise encounter, as described above under "-- Purpose of and Reasons for the Reverse Stock Split."

     "Affiliates" of the company, including directors and executive officers, may the find the liquidity of their shares affected more adversely than nonaffiliates, as the lack of publicly-filed information may make it more difficult for an affiliate to establish that he, she or it is not an "underwriter" with the meaning of applicable federal securities laws. A determination that an affiliate was an "underwriter" would make the exemption from securities transaction registration for regular trading unavailable to such affiliate. The lack of any public trading market for the shares has generally precluded affiliates from relying on the common "safe harbor" from underwriter status however, with the result that the effect on the liquidity of the shares held by South Banking Company's affiliates will be less pronounced than it would be to a company with an established public trading market.

 OTHER EFFECTS

     - Shareholders hold less than 50 shares, vote against the reverse stock split and comply with other procedural steps of Georgia's dissenters' rights statute will have dissenters' rights as described under "Dissenters' Rights" below.

     - The federal income tax consequences to shareholders as a result of the reverse stock split and purchase of fractional shares is described under "Federal Income Tax Consequences" below.

     - The financial effects of the reverse stock split are set forth under "Financial Information" below, and in the Pro Forma Information attached as Appendix B to this proxy statement.

BACKGROUND AND PROCEDURES

     The board by unanimous vote on February 28, 2003, after due deliberation and after considering the recommendation of the special committee, adopted resolutions declaring: the terms and conditions of the reverse stock split and purchase of fractional shares advisable, substantively fair to, and otherwise in the best interests of, the unaffiliated and affiliated shareholders of the company, including shareholders who will remain shareholders following the reverse stock split and those who will not; directing that the proposed amendment be submitted to the shareholders of the company for consideration; and recommending that such shareholders vote in favor of the reverse stock split. The following discussion summarizes the process by which the board reached its decision.

 BOARD AND SPECIAL COMMITTEE MEETINGS

     South Banking Company first considered undertaking a "going private" transaction in the autumn of 2002, after the passage of the Sarbanes-Oxley Act. The board of directors was advised by its outside counsel, Kilpatrick Stockton LLP, as to matters concerning going private transactions and reverse stock splits, including the board's fiduciary duties, in October 2002. At meetings held on December 5, 2002 and February 10, 2003, the board discussed the proposed reverse stock split and resulting going private transaction, and resolved to engage the financial consultant.

     A special committee was formed and asked to act on behalf of the unaffiliated shareholders of the company for purposes of reviewing the desirability of undertaking the going private transaction which will result from the reverse stock split. The special committee consists of Messrs. Stuckey, Wade and Whiddon. As with the entire board, the members of the special committee are all officers of the company and/or its bank subsidiaries, and it is expected that they will continue to be officers after the reverse stock split. However, the members of the special committee are not individually or collectively controlling shareholders of the company -- collectively, they currently hold approximately 1.6% of the outstanding shares of the company, and will hold slightly less after the reverse stock split and purchase of fractional shares. They are not related to the members of the Bennett family on the board, who together currently hold approximately 55.5% of the company, and will hold approximately 56.8% after the reverse stock split and purchase of fractional shares. In addition, other members of the Bennett family currently hold approximately 8,360 shares, or 2.1% of the shares outstanding. After the reverse stock split, such other family members will hold 162 shares, or 2.1% of the shares outstanding.

     The special committee was also charged with the responsibility of recommending to the board a fair price to pay for the fractional shares resulting from the reverse stock split of the common stock, in the event it determined that undertaking the reverse stock split and going private transaction was desirable. To assist it in this task, the special committee retained Stevens & Company to act as its financial consultant. Information concerning the financial consultant is set forth below under "-- Fairness -- Report of the Financial Consultant." Neither the financial consultant nor any other third party rendered any opinion as to whether the $40 per pre-split share cash consideration to be received in the reverse stock split by shareholders in lieu of fractional shares is fair to shareholders.

     The special committee or its members met telephonically or in person on three occasions with the financial consultant during late February, 2003. During those meetings, discussions occurred and information shared concerning the advantages and disadvantages of going private through a reverse stock split, including the matters discussed above under "-- Effects of the Reverse Stock Split," and of appropriate methodologies for determining a fair price to pay for fractional shares.

     On February 27, 2003, the special committee met with the financial consultant. At the meeting, the financial consultant reviewed with the committee its financial analysis of the consideration payable for fractional shares, and delivered its report containing the material features of such analysis. Based on the analyses performed, the report recommended that $40 per pre-split share cash consideration be offered in the reverse stock split. The full text of the financial consultant's report, which is summarized below under "-- Fairness -- Report of the Financial Consultant," is attached to this proxy statement as Appendix E. The committee discussed these matters and other related matters.

     Based upon its deliberations at that meeting and at prior meetings, and after consultation with the financial consultant and consideration of the consultant's report and recommendation, the special committee by unanimous vote adopted resolutions declaring: the terms and conditions of the reverse stock split and purchase of fractional shares advisable, substantively fair to, and otherwise in the best interests of, the unaffiliated and affiliated shareholders of the company, including shareholders who will remain shareholders after the reverse stock split and those who will not; recommending to the board that it find the same; recommend to the board that it direct that the proposed amendment be submitted to the shareholders of the company for consideration; and recommend to the board that it recommend that such shareholders vote in favor of the reverse stock split. Although the committee considered the report and recommendation of the financial consultant, the committee conducted its own independent deliberation and based its determinations on its deliberation. The only per share consideration financial analyses considered by the committee in reaching its decisions were the financial analyses discussed in the report of the financial consultant, which discussions were adopted by the committee after its own independent review.

     The board met on February 28, 2003 to consider the reverse stock split. At the meeting, the financial consultant reviewed with the board its financial analysis of the consideration payable for fractional shares, and delivered its report containing the material features of such analysis. The special committee members then discussed with the board its resolutions and recommendations referenced above. The board was also advised again on its fiduciary duties under these circumstances by its outside counsel. The board discussed these matters and other related matters.

     Based upon its deliberations, after considering the recommendations of the special committee, and after consultation with the financial consultant and consideration of the consultant's report and recommendation, the board by unanimous vote adopted resolutions declaring: the terms and conditions of the reverse stock split and purchase of fractional shares advisable, substantively fair to, and otherwise in the best interests of, the unaffiliated and affiliated shareholders of the company, including shareholders who will remain shareholders following the reverse stock split and those who will not; directing that the proposed amendment be submitted to the shareholders of the company for consideration; and recommending that such shareholders vote in favor of the reverse stock split. Although the board considered the recommendation of the special committee and the report and recommendation of the financial consultant, the board conducted its own independent deliberation and based its determinations on its deliberation. The board's deliberation covered the same factors considered by the special committee, except that the board also considered the recommendation of the special committee. The only per share consideration financial analyses considered by the board in reaching its decisions were the financial analyses discussed in the report of the financial consultant, which discussions were adopted by the board after its own independent review. See "-- Fairness -- Factors Considered by the Board and the Committee."

     Neither the board nor the committee obtained an opinion from any third party any opinion as to whether the $40 per pre-split share cash consideration to be received in the reverse stock split by shareholders in lieu of fractional shares is fair to shareholders. The committee and the board determined that the cost of obtaining such a fairness opinion would have been prohibitively high in relation to the expenses of the transaction as detailed below under "Source of Funds and Expenses," including the estimated $366,000 for purchasing fractional shares resulting from the reverse stock split. Although the price being offered for fractional shares is the price ultimately recommended in the report of the financial consultant, it is possible that in a later proceeding challenging the board's actions, the financial report may not be as persuasive as a fairness opinion as evidence that a board has discharged its fiduciary duties or that the price being offered per share of pre-split common stock is fair. Consequently, it is possible that the failure to obtain a fairness opinion may subject the board's actions to greater risk of being successfully challenged. It is also possible that if a dissenting shareholder sought an appraisal of the fair value for his eliminated fractional shares, a court could determine that the fair value is lower or higher than the $40 per pre-split share cash consideration to be received in the reverse stock split by shareholders in lieu of fractional shares.

     In considering this recommendation, you should be aware that the board and the special committee may have some interests that differ from yours. For instance, although the board participates in the reverse stock split on the same terms as all shareholders and will receive the same consideration for their fractional shares as other shareholders, six of the seven directors of the company own over 50 shares, and consequently they will remain shareholders in the company after the reverse stock split. Also, like all remaining shareholders, their percentage ownership of the company will change a small amount due to the elimination of shareholders who currently hold less than 50 shares, but only in proportion to the other remaining shareholders. You should also be aware that every member of the board, including the special committee members, are officers of the company and/or its subsidiaries, and that three members of the board not serving on the special committee are related to each other and collectively control approximately 55.5% of the company's outstanding common stock. Those three members of the Bennett family, which includes the company's largest shareholder, participated in the board deliberations discussed herein and the board vote at the February 28 meeting to the same extent as other board members. It is anticipated that all of the directors and executive officers will continue in their current positions after the reverse stock split. The board was fully apprised of these potentially differing interests.

     The board and the committee considered that holders of less than 50 shares would be entitled to dissenters' rights and that affiliates of the company might experience slightly greater illiquidity than non-affiliates. See
"-- Fairness -- Factors Considered by the Board and the Committee" for more information. The board and committee determined that the reverse stock split was procedurally fair to the unaffiliated and affiliated shareholders, including shareholders who will remain shareholders after the reverse stock split and those who will not, also as discussed below.

FAIRNESS

  FACTORS CONSIDERED BY THE BOARD AND THE COMMITTEE

     The board and the committee both considered a number of factors in determining whether it was in the best interests of the company and its shareholders to undertake a transaction to reduce the number of shareholders to less than 300 persons in order to terminate the registration of its common stock under the Securities Exchange Act. The board and committee deliberations on these factors formed the basis for their respective determinations regarding undertaking the reverse stock split.

     - The board and the committee reviewed and discussed the cost savings to be achieved by suspending its filing and other obligations under the Securities Exchange Act. The board and the committee determined that cost savings of approximately $50,000 per year could be achieved if the company suspended such obligations. These estimated cost savings weighed in favor of effecting the reverse stock split.

     - The board and the committee also considered the time and effort currently required of management to comply with the current and proposed reporting and other federal securities law requirements, including initiatives under the Sarbanes-Oxley Act. The conservation of management time that could be achieved weighed in favor of effecting the reverse stock split.

     - The board and the committee considered the liquidity, availability of public information and other effects that terminating the registration of the common stock might have on the market for the common stock and the ability of shareholders to buy and sell shares, taking into account the relatively small number of shareholders and absence of public trading market for the common stock. Because the company's stock is not currently traded on any public market, the loss of liquidity that normally is associated with the termination of a company's 'public' status did not weigh against the reverse stock split. The reduction in the availability of public information weighed somewhat against the reverse stock split, but its negative effect was mitigated because of the lack of a trading market, which makes public information about the company a less valuable resource for shareholders and investors than it would be if the company's shares were actively traded on a stock market. This is so because shareholders and investors cannot easily buy or sell stock in reaction to information in the company's SEC filings.

     - The board and the committee considered that the reverse stock split and purchase of fractional shares would allow small shareholders who might otherwise encounter difficultly selling their shares to liquidate their shares without any burdensome direct or indirect transaction costs at a price over 230% higher than the most recent prices paid for the company's common stock. The ability of small shareholders to achieve liquidity in their otherwise illiquid holdings at a significant premium to the prevailing price paid for the company's stock in the most recent transactions weighed in favor of the reverse stock split.

     Considering these factors, both the board and the committee determined that in South Banking Company's circumstances the benefits to be gained from suspending its duty to file periodic SEC report and its other obligations under the Securities Exchange Act outweighed any detrimental effects.

     In considering the price to be paid to shareholders otherwise entitled to fractional shares of post-split common stock, the board and the committee, in consultation with the financial consultant, reviewed and discussed a number of factors. The board and committee deliberations on these factors formed the basis for their respective determinations regarding the price to be paid for fractional shares in the reverse stock split. Some of the factors considered by the board and the committee were detailed in the financial analysis of the financial consultant. These factors, which were carefully discussed and considered by the board and the committee as part of their respective deliberations, included:

     - Book value per share, increased by the estimated average book value per share multiple implied in transactions in non-metro area community bank stocks over the past ten years and discounted for the illiquidity of the company's common stock, which yielded a result of $59.89 per share;

     - Discounted cash flow analysis, obtained by increasing earnings per shares by the estimated average earnings multiple implied in transactions in non-metro area community bank stocks over the past ten years, which resulted in $33.08 per share;

     - Comparable sales analysis of other community banks in Georgia of the same general size as South Banking Company and operate in similar markets, the results of which were indeterminate and inconclusive;

     - The range of discounts from the values obtained from the above analyses of 20-35% for community banks not traded in any public market; and

     - The historical sales prices of South Banking Company stock of $12 per share.

     The board and the committee considered as a factor in their respective deliberations that, based on these analyses, the financial consultant recommended a price of $40 per pre-split share cash consideration in lieu of fractional post-split shares. This recommendation weighed in favor of a price of $40 per pre-split share cash consideration. These matters are more fully discussed below under "--Report of the Financial Consultant."

     As alternatives to the per share price recommended in the report of the financial consultant, the board and committee considered the per share prices yielded by the two other analyses in the report that yielded a result (cash flow analysis and historical sales prices), and the average of the prices obtained from these three analyses, $34.98.

     The board and the committee considered that multiple of book value per share, discounted for the stock's illiquidity, was higher than the consideration proposed to be given for fractional shares. This weighed in favor of a higher price per pre-split share than $40. However, the board and committee considered that the consideration proposed to be offered for fractional shares was higher than both (1) the per share value obtained from the discounted cash flow analysis, discounted for the stock's illiquidity, and (2) the historical sales prices of the company's stock. The fact that two other financial analyses yielded results below both (1) the results of the book value analysis and (2) the $40 per share of pre-split common stock proposed to be paid in lieu of fractional shares of post-split common stock mitigated the fact that the book value analysis yielded a result greater than $40 per pre-split share and weighed in favor of price less than $40.

     The board and committee particularly noted that the $40 per share of pre-split common stock was over 230% greater than the $12 per share price paid in all prior transactions of which the company was aware of during the past five years. This significant premium to the prevailing price paid for the company's common stock in recent times mitigated the fact that the book value analysis yielded a result greater than $40 per share of pre-split common stock and weighed in favor of a price below $40. In the third quarter of 2001, affiliates of the company purchased an aggregate of 480 shares in four transactions at a price per share of $12.00. No other known affiliate of the company has purchased any common stock in the past two years.

     The board and committee also considered that the consideration proposed to be offered for fractional shares was higher than the average of the per share values obtained from: (1) the multiple of book value; (2) discounted cash flow analysis; and (3) historical stock price analysis. The fact that $40 per pre-split share exceeded the average of these three measures mitigated the fact that it was less than one such measure, multiple of book value with a liquidity discount, and weighed in favor of a price less than $40 per pre-split share.

     The board and committee also noted that the comparable company sales analysis was indeterminate and inconclusive. Consequently, this analysis did not meaningfully contribute to the board's or the committee's decisions. Liquidation value was not considered as it is not a common measure used to value banking companies. The liquidation value of banking companies is usually at a discount of book value, without applying a multiple.

     The board and committee also considered the historical financial performance of the company, as forth in its SEC reports, particularly its Annual Report on Form 10-K for the year ended December 31, 2002, portions of which are attached hereto as Appendix A. At the time of the board and the committee's deliberations in February 2003, the historical financial information for fiscal 2002 was preliminary, unaudited information prepared and presented by management in the course of management's preparation of final audited financial statements for fiscal 2002. The board and committee determined that its reliance on such preliminary information, and the financial consultant's reliance on it, was reasonable under the circumstances. The company's historical performance over a three- and five-year period did not weigh in favor of a higher price per pre-split share. Although some measures, such as total assets, showed growth in every year, other measures such as net income and net income per share did not. See "Financial Information."

     In reaching their determinations, the board and the committee considered that holders of less than 50 shares would be entitled to dissenters' rights and that affiliates of the company might experience slightly greater illiquidity than non-affiliates (as described under "-- Effects of the Reverse Stock
Split -- Liquidity of the Common Stock"). In this regard it should be noted that unaffiliated shareholders who hold 50 or more shares will be treated the same as affiliated shareholders who hold 50 or more shares, and their proportionate interests in the company will not change (other than minor changes resulting from the purchase of fractional shares). Unaffiliated shareholders who hold less than 50 shares will be treated the same as any affiliated shareholders who hold less than 50 shares -- they will no longer be shareholders of the company but will be entitled to dissenters' rights. All shareholders, regardless of the size of their holdings or their affiliate status, will be entitled to receive $40 per pre-split share of common stock in lieu of any fractional share of post-split common stock that would otherwise be issued. Consequently, an unaffiliated shareholder will be treated identically to an affiliated shareholder with the same number of shares.

     The board and committee determined that the reverse stock split was procedurally fair to the unaffiliated and affiliated shareholders, including shareholders who will remain shareholders following the reverse stock split and those who will not. In this regard, the board and the committee considered that shareholders who own less than 50 shares will have dissenters' rights under Georgia law, as described under "Dissenters' Rights" below. The board and the committee discussed the possibility that if a dissenting shareholder sought an appraisal of the fair value for his eliminated fractional shares, a court could determine that the fair value is lower or higher than the $40 per pre-split share cash consideration to be received in the reverse stock split by shareholders in lieu of fractional shares.

     Also in regard to the board and committee determinations regarding procedural fairness, the board considered that the transaction had been recommended by the special committee, comprising three directors of the board who do not hold controlling stock interests and are not related to shareholders with controlling interests. Both the board and the committee discussed the possibility that the board members and the members of the special committee may have some interests that differ from the rest of the company's shareholders. Six of the seven directors of the company own over 50 shares, and consequently will remain shareholders in the company after the reverse stock split. In addition, the percentage ownership of four of the six directors who own shares will increase in a small amount due to the elimination of shareholders who hold less than 50 shares prior to the reverse stock split. All board members are also officers of the company and/or its subsidiaries and three of the board members not serving on the special committee are related to each other and collectively control approximately 55.5% of the company's outstanding common stock. The board and committee also considered that a financial consultant had been retained to assist in determining a fair price to be paid for fractional shares.

     The transaction however is not structured so that approval of at least a majority of unaffiliated shareholders is required, and the company is not required by law to do so. Although the board appointed a special committee for the purposes previously described, all of the directors of the company, including the special committee members, are employees of the company and/or its bank subsidiaries. No unaffiliated representative represented the unaffiliated shareholders in negotiating the price paid per share, although the special committee did retain the financial consultant to assist; as previously explained however, neither the financial consultant nor any other third party rendered any opinion as to whether the $40 per pre-split share cash consideration to be received in the reverse stock split by shareholders in lieu of fractional shares is fair to any shareholders.

     The board and committee determined not to structure the transaction to require approval of a majority of the unaffiliated shareholders. If "unaffiliated shareholders" were deemed to include every shareholder but the directors, executive officers and controlling shareholders, the approving shareholder group would include shareholders who would remain owners of the company after the reverse stock split. As noted previously, unaffiliated shareholders holding 50 or more shares are treated identically to affiliated shareholders holding 50 or more shares, and their proportionate interests in the company will not change (other than minor changes resulting from the purchase of fractional shares). The rationale for allowing some shareholders with 50 or more shares to determine whether to proceed with the reverse stock split but denying that right to similarly situated shareholder seemed elusive. If "unaffiliated shareholders" were deemed to only include holders of less than 50 shares, that would have permitted the holders of a very small economic interest in the company to determine the outcome of the reverse stock split. In this regard, the board and committee considered that holders of less than 50 shares held in the aggregate less than 2.3% of the outstanding shares of the company. The board and committee also considered that holders of such relatively small economical interests often do not participate in shareholder votes.

     The use of an unaffiliated representative was not deemed advisable, as no suitable unaffiliated candidate appeared from the company's record holder list who held a sufficient interest in the company as to be motivated to adequately represent the unaffiliated holders. In addition, to the extent such representative represented unaffiliated holders who held 50 or more shares, such representative would be representing shareholders with interests identical to the affiliated shareholders holding 50 or more shares. To the extent such representative only represented holders of less than 50 shares, such representative would be representing holders in the aggregate of a small economic interest in the company.

     The board and committee considered alternatives to the proposed reverse stock split, but determined to achieve its purpose through a reverse stock split because it believes that this structure is the simplest and most economical means of reducing the number of holders of the company's common stock below 300, thereby achieving its goal of terminating its obligations under the Securities Exchange Act. The board considered an issuer tender offer as a means of going private, but rejected that alternative because there could be no assurance that it would reduce the number of the company's shareholders to less than 300, as holders of less than 50 shares often do not participate in company affairs. A "roundlot" tender offer was also considered, but this option was also rejected as it was not certain to reduce the company's shareholder to less than 300 for the same reason. Other alternatives, including a merger with an unaffiliated third party, were not considered feasible because they would have required consent of the company's largest shareholder (who is also a director of the company), which the company understood would not likely be forthcoming in such extraordinary transactions. In this regard, the company is not aware of any firm offers in the past two years from any person entity for the merger or consolidation of the company with or into any entity, the sale or other transfer of all or any substantial part of the assets of the company, or a purchase of securities of the company which would enable the new holder thereof to exercise control of the company.

     Regarding the exchange ratio, the board and committee considered the possibility of a 100-for-1 reverse stock split. However, the board and committee selected 50-for-1 as the ratio which was thought would have the least effect on the company's ownership and shareholder base while still achieving the effect of reducing the number of record shareholders below 300. It is anticipated that as a result of the 50-for-1 reverse stock split, the number of record holders of the company's common stock will decline from approximately 454 to 276.

     In reaching their determinations and in view of the variety of factors considered in determining the fairness of the consideration to be paid for fractional interests and the advisability of the reverse stock split and going private transaction, the board and committee did not assign any relative or specific weights to the various factors considered by them, other than as set forth above.

 REPORT OF THE FINANCIAL CONSULTANT

     The special committee selected and retained as its financial consultant Stevens & Company to assist it and the board in evaluating the proposed going private transaction and reverse stock split, and determining a fair price for the purchase of fractional shares. Stevens & Company is an investment banking firm that was established in 1987. Stevens has advised on 45 bank mergers and acquisitions and has helped establish private placements for community bank stocks. The company has performed services for banks in Virginia through Florida, with the majority being in the state of Georgia. The financial consultant was retained based on its experience with community banks in the region in which the company operates. South Banking Company will pay Stevens a fee of $7,500 for its financial consulting services. Although Stevens has previously consulted for the company and has been compensated for providing services in connection with prior transactions, there has been no material relationship between Stevens or any of its affiliates and South Banking Company or any of its affiliates in the past two years and none is currently contemplated, other than this current engagement.

     Stevens & Company however was not retained to render any opinion as to whether the $40 per pre-split share cash consideration to be received in the reverse stock split by shareholders in lieu of fractional shares is fair to shareholders and neither the financial consultant nor any other third party rendered any such opinion. Although the price being offered for fractional shares is the price ultimately recommended in the report of the financial consultant, it is possible that in a later proceeding challenging the board's actions, the financial report may not be as persuasive as a fairness opinion as evidence that a board has discharged its fiduciary duties or that the price being offered per share of pre-split common stock is fair. Consequently, it is possible that the failure to obtain a fairness opinion may subject the board's action to greater risk of being successfully challenged.

     The following is a summary of the material features of the report of the financial consultant, which summary is qualified in its entirety to the full text of the report attached to this proxy statement as Appendix E. The report is also available for inspection and copying at the principal executive officers of the Company at 501 West 12th Street, Alma, Georgia. The financial consultant consented to the inclusion of its report as an appendix to this proxy statement and to the summary of his report below.

     Background. South Banking Company's subsidiary banks operate in low growth communities and are dependent on exceptional service and personal contacts to support the earnings stream. Growth has come from acquisitions of banks and branch operations that are supported by lines of credit from another bank. The company also operates a data processing subsidiary that serves the subsidiary banks as well as other community banks in their region.

     Valuation Models. The most common measure of the value of a community banking institution is the relation to book value or a multiple of book value. A second tool is the value determined by the earnings multiple, which is the methodology used that reflects present value of future cash flows of an enterprise. In valuing stock in community banks that are not traded through a public market, discounts are applied. The range of discounts would be from 20% to 35%. The discount range is based on the financial consultant's experience in liquidity discounts given to companies similar to South Banking Company. A third analysis is a review of comparable sales in banks that are of the same general size as South Banking and operate in similar markets. Information relating to the historical sales price of the shares of South Banking Company, as well as potential reinvestment opportunities assuming dividends are paid by alternative financial investments, are also considered.

  Book Value Analysis

                                                               AS OF DECEMBER 31, 2002
                                                                     (ESTIMATED)
                                                         -----------------------------------
Total assets...........................................             $230,758,333
Total shareholders' equity.............................               21,721,293
Total shares outstanding...............................                  399,500
Book value as of December 31, 2002 (Est.)..............             $      54.37

     Assuming a cash transaction, the 10-year average of sales of community bank stock in non-metro areas will be at 1.52 times book value, based on the financial consultant's experience with such companies. Accordingly, 1.52 times $54.37 will yield a value of $82.54.

  Discount Applications to Book Value

$82.54 discounted at 20%....................................  $66.12
$82.54 discounted at 35%....................................  $53.65
Book value at average discounts.............................  $59.89

  Earnings Multiple Analysis (Discounted Cash Flow)

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2001      2002 (EST.)
                                                              ----------   -----------
Net earnings................................................  $1,867,297   $2,142,681
Earnings per share..........................................  $     4.21   $     4.48

     Again, assuming a cash transaction, bank sale prices as a multiple of earnings in non-metro markets will average 10.5 times over the past ten years, based on the financial consultant's experience with such companies. Based on two-year average earnings of $4.35 per share, a 10.5 times multiple will yield a value of $45.62. Discount applications are now considered:

  Discount Applications to Earnings Multiple

$45.62 discounted at 20%....................................  $36.50
$45.62 discounted at 35%....................................  $29.65
Earnings multiple at average discount.......................  $33.08

  Comparable Sales Analysis

INSTITUTION                                            TYPE OF TRANSACTION              PURCHASE TO BOOK
-----------                                 -----------------------------------------   ----------------
Bank A (total assets $160 million)........  Multiple purchases made over last 5 years   70% of Book
Bank B (total assets $70 million).........  1,639 shares purchased during 2000-01       100% of Book
Bank C (total assets $75 million).........  Multiple purchases made over last 5 years   80% of Book
Bank D (total assets $275 million)........  Multiple purchases made over last 5 years   120% of Book
Bank E (total assets $75 million).........  20% position reacquired from shareholder    125% of Book

     The banks above are non-public community banks or bank holding companies. They were selected because they are of the same general size of South Banking Company and operate in non-metro areas in Georgia similar to South Banking's locations. An earlier draft of the report set forth the names and locations of the banks as follows: Bank A -- State Bank, Cochran, Georgia; Bank
B -- Wrightsville Bancshares, Wrightsville, Georgia; Bank C -- The Patterson Bank, Patterson, Georgia; Bank D -- Queensboro Bank Holding, Louisville, Georgia; and Bank E -- Durden Bancshares, Twin City, Georgia. There are no other material differences between the final report appearing as Appendix E to this proxy statement and the earlier draft of the report.

     The shares of these companies, like South Banking's, do not trade in any established market, which is why they were deemed suitable for comparison notwithstanding their non-public status. The range of prices to book are across the board, and often relate to the purpose of the transaction. The results of this analysis consequently appear indeterminate and inconclusive.

     Historical Sales Prices of South Banking Stock. The historical price of the stock has been at $12.00 per share over the last 5 years. It would appear that the shareholders have had a very strong bias towards continued operations and are comfortable with internal growth of their equity positions. This conclusion is supported by the lack of any change in the trading price for the common stock and infrequent trading over the past five years, indicating that the shareholders as whole are inclined to hold their shares of common stock for investment rather than attempt to profit through trading.

     Dividend Policy. South Banking pays a relatively small dividend to their shareholders compared to other community banks -- in the past two completed fiscal years, the company has paid a 70 cents per share dividend during the fourth quarter. See "Market for Common Stock and Dividends." The major contributing factor is that earnings from the bank are used to service debt at the holding company that was used to acquire banking assets and expand the data processing unit. Accordingly, larger dividend payments by South Banking Company should not be anticipated over the next 5 years. It is accurate to point out that a shareholder could receive higher dividends through alternative investment options.

     Conclusion. By averaging the discounted book value multiple ($59.89), discounted earnings multiple ($33.08) and historical trading price ($12.00), the resultant price would be $34.98. The book multiple appears high, but the historical price appears low. Taking into account all the foregoing criteria and analyses, the suggested price is $40 per share.

     Although the board and the committee considered the report of the financial consultant and its recommendation as part of the factors informing their deliberations, they both undertook their own independent deliberations and based their respective determinations on those deliberations. The only per share consideration financial analyses considered by the board and the committee in reaching its decisions were the financial analyses discussed in the report of the financial consultant, which discussions were adopted by the board and the committee after its own independent review. The board's deliberation covered the same factors considered by the special committee, except that the board also considered the recommendation of the special committee. See "-- Background and Procedures -- Board and Special Committee Meetings" and "-- Fairness -- Factors Considered by the Board and the Committee."

                          SOURCE OF FUNDS AND EXPENSES

     South Banking Company anticipates funding the purchase of fractional interests resulting from the reverse stock split and its expenses in connection with this transaction entirely from its currently available funds. The expected aggregate purchase price of fractional shares is approximately $366,000, based upon the payment of $40 per pre-split share of common stock in lieu of issuing a fractional post-split share. No alternative funding plans exist, as the board did not consider alternative plans necessary in light of the expected costs.

     The company will pay all expenses in connection with the reverse stock split. The following table sets forth the approximate amount of expenses expected to be incurred in connection with the effectuation of this transaction:

SEC Filings Fees............................................  $    34
Legal.......................................................   42,500
Accounting..................................................    2,500
Financial Consultation......................................    7,500
Printing....................................................   14,000
Mailing.....................................................    2,000
Miscellaneous...............................................      966
                                                              -------
  Total.....................................................  $69,500
                                                              =======

               CONDUCT OF BUSINESS FOLLOWING REVERSE STOCK SPLIT

     South Banking Company expects its business and operations to continue as they are currently being conducted and the reverse stock split is not anticipated to have any effect upon the operations of such business. It is anticipated that the directors and executive officers, including the Company's largest shareholder, will continue in their current positions. It is anticipated however that the reverse stock split, by causing the company's number of record shareholders to decline below 300, will permit the company to suspend its obligation to file periodic reports with the SEC under the Securities Exchange Act. As soon as practicable following the effectiveness of the reverse stock split, the company expects to make the necessary filing with the SEC to effect the suspension. The company will then immediately be relieved of its obligation to file periodic reports with the SEC. The company will also be relieved of other current and proposed securities laws and regulations, as described above under "Special Factors -- Purpose of and Reasons For the Reverse Stock Split."

     Other than as described in this proxy statement, neither the company nor its management has any current plans, proposals or negotiations to effect any extraordinary transaction, such as a merger, reorganization or liquidation; to sell or transfer any material amount of its assets; to materially change its dividend rate or policy or indebtedness or capitalization; to change its board of directors or management; or otherwise to effect any material change in its corporate structure or business.

                               DISSENTERS' RIGHTS

     South Banking Company is a corporation organized under the laws of the State of Georgia, and its principal place of business and executive offices are in the State of Georgia. Georgia law confers rights upon shareholders of corporations organized under Georgia law to, in certain circumstances, demand payment for the fair value of all of their shares, and it establishes procedures for the exercise of those rights. These shareholder rights are referred to as "dissenters' rights."

     In general, if the reverse stock split is completed, under Article 13 of the Georgia Business Corporation Code, a company shareholder holding less than 50 shares who dissents from the reverse stock split, and who otherwise complies with the provisions of Article 13, is entitled to demand and receive payment in cash of an amount equal to the fair value of all of such holder's shares of the company's common stock. Shareholders who hold more than 50 shares before the effectiveness of the reverse stock split, and will thus remain shareholders in the company after the reverse stock split, are not entitled to dissenters' rights.

     For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters' rights under the Georgia Business Corporation Code, Georgia law provides that the fair value of a dissenting shareholder's common stock equals the value of the shares immediately before the effective date of the reverse stock split, excluding any appreciation or depreciation in anticipation of the reverse stock split.

     A dissenting shareholder must exercise his or her dissenters' rights with respect to all of the shares he or she owns of record, other than those shares registered in the dissenting shareholder's name but beneficially owned by another person. If a dissenting shareholder has shares registered in his or her name that are beneficially owned by another person, the dissenting shareholder may assert dissenters' rights for less than all of the shares registered in his or her name, but only if he or she notifies the company in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights.

     A shareholder who chooses to dissent from the reverse stock split and to receive payment of the fair value of his or her shares of common stock in accordance with the requirements of the Georgia Business Corporation Code must:

     - deliver to the company, prior to the time the shareholder vote on the reverse stock split is taken, a written notice of his or her intent to demand payment for his or her shares registered in his or her name if the reverse stock split is completed; and

     - not vote the shares registered in his or her name in favor of the reverse stock split.

     Any filing of a written notice of intent to dissent with respect to the merger should be sent to: Olivia Bennett, Secretary, South Banking Company, 501 West 12th Street, Alma, Georgia 31510. A VOTE AGAINST THE REVERSE STOCK SPLIT ALONE WILL NOT SATISFY THE REQUIREMENTS FOR COMPLIANCE WITH ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATION CODE. A SHAREHOLDER WHO WISHES TO DISSENT FROM THE REVERSE STOCK SPLIT MUST, AS AN INITIAL MATTER, SEPARATELY COMPLY WITH ALL OF APPLICABLE CONDITIONS LISTED ABOVE.

     Within ten days after the vote of company shareholders is taken at the annual meeting, the company will provide to each shareholder who timely submitted a written notice of intent to dissent, and who did not vote in favor of the reverse stock split at the annual meeting, a dissenters' notice that:

     - states where the dissenting shareholder is to send his, her, or its payment demand, and where and when the certificates for the dissenting shareholder's shares, if any, are to be deposited;

     - informs holders of uncertificated shares of common stock as to what extent transfer of the shares will be restricted after the payment demand is received;

     - sets a date by which the company must receive the dissenting shareholder's payment demand; and

     - is accompanied by a copy of Article 13 of the Georgia Business Corporation Code.

     Following receipt of the dissenters' notice from the company, each dissenting shareholder must deposit his or her stock certificates and demand payment from the company in accordance with the terms of the dissenters' notice. A DISSENTING SHAREHOLDER WHO DOES NOT DEPOSIT HIS OR HER STOCK CERTIFICATES AND DEMAND PAYMENT FROM SOUTH BANKING COMPANY BY THE DATE SET FORTH IN THE DISSENTERS' NOTICE WILL FORFEIT HIS OR HER RIGHT TO PAYMENT UNDER ARTICLE 13 OF THE GEORGIA BUSINESS CORPORATION CODE.

     Within ten days after the later of the date that the vote of shareholders is taken at the annual meeting, or the date on which the company receives a payment demand, the company will send a written offer to each shareholder who complied with the provisions set forth in the dissenters' notice to pay each such shareholder an amount that the company estimates to be the fair value of his or her shares, plus accrued interest. The offer of payment will be accompanied by:

     - the company's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of making an offer, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

     - an explanation of how any interest was calculated;

     - a statement of the dissenting shareholder's right to demand payment of a different amount under Section 14-2-1327 of the Georgia Business Corporation Code; and

     - a copy of Article 13 of the Georgia Business Corporation Code.

     If the dissenting shareholder chooses to accept the company's offer of payment, he, she or it must do so by written notice to the company within 30 days after receipt of the offer of payment. A dissenting shareholder will be deemed to have accepted the offer of payment if he or she does not respond to that offer within the 30-day period. South Banking Company must make payment to each shareholder who responds to the offer of payment within 60 days after the making of the offer of payment, or the effective date of the reverse stock split, whichever is later. Upon payment, the dissenting shareholder will cease to have any interest in his, her, or its shares of company common stock.

     If within 30 days after the company offers payment for the shares of a dissenting shareholder, the dissenting shareholder does not accept the estimate of fair value of his, her, or its shares and interest due thereon and demands payment of his, her, or its own estimate of the fair value of the shares and interest due thereon, then the company, within 60 days after receiving the payment demand of a different amount from a dissenting shareholder, must file an action in the Superior Court in Bacon County, Georgia, requesting that the fair value of those shares be determined. The company must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If the company does not commence the proceeding within that 60-day period, it will be required to pay each dissenting shareholder whose demand remains unsettled the amount demanded by the dissenting shareholder.

     South Banking Company urges its shareholders to read all of the dissenter's rights provisions of the Georgia Business Corporation Code, which are reproduced in full in Appendix D to this proxy statement and which are incorporated by reference into this proxy statement.

                        FEDERAL INCOME TAX CONSEQUENCES

     THE FOLLOWING DISCUSSION SUMMARIZES MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT. NO OPINION OF COUNSEL OR RULING FROM THE INTERNAL REVENUE SERVICE HAS BEEN SOUGHT OR OBTAINED WITH RESPECT TO THE FEDERAL, STATE OR LOCAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT. BECAUSE OF THE COMPLEXITY OF TAX LAWS AND BECAUSE TAX CONSEQUENCES MAY VARY DEPENDING ON THE PARTICULAR FACTS RELATING TO EACH SHAREHOLDER, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX EFFECTS OF THE REVERSE STOCK SPLIT IN LIGHT OF YOUR INDIVIDUAL CIRCUMSTANCES.

     Upon consummation of the reverse stock split, each 50 shares of pre-split common stock issued and outstanding immediately prior to the effective time of such split will be converted into one share of post-split common stock and all resulting fractional shares will be purchased by the company at the price of $40 per pre-split share.

     There will be no direct tax consequences for those shareholders receiving only new shares of common stock upon the consummation of the reverse stock split, except for reallocation to the shareholders' per share basis.

     The receipt of cash by a shareholder in lieu of fractional shares of post-split common stock by the company will be a taxable transaction for such shareholder for federal income tax purposes. Each holder of fractional shares purchased by the company subsequent to the reverse stock split will recognize gain or loss upon the purchase of that shareholder's fractional share equal to the difference, if any, between (1) the amount of the cash payment received for any fractional shares and (2) that shareholder's adjusted tax basis in such fractional share. Assuming the pre-split common stock is held as a capital asset, the gain or loss recognized will be capital gain or loss, which will be long-term capital gain or loss if the shareholder's holding period exceeds one year.

     The cash payments due to the holders of fractional shares (other than certain exempt entities and persons) will be subject to a backup withholding tax at the rate of 30% under federal income tax law unless certain requirements are met. Generally, the company or its paying agent will be required to deduct and withhold the tax on cash payments due at the effective time of the purchase of fractional shares subsequent to the reverse stock split if (1) a shareholder fails to furnish a taxpayer identification number (in the case of an individual shareholder, his or her Social Security number) to the company or its paying agent or fails to certify under penalty of perjury that such number is correct;
(2) the Internal Revenue Service notifies the company or its paying agent that the taxpayer identification number furnished by the shareholder is incorrect; (3) the IRS notifies the paying agent that the shareholder has failed to report interest, dividends, or original issue discount in the past; or (4) there has been a failure by the shareholder to certify under penalty of perjury that such shareholder is not subject to the backup withholding tax. Any amounts withheld by the company or its paying agent in collecting the backup withholding tax will reduce the federal income tax liability of the shareholders from whom such tax was withheld. The letter of transmittal which the company intends to mail to shareholders following the effectiveness of the reverse stock split will contain instructions on how to comply with these requirements.

     South Banking Company will not recognize any gain or loss in connection with the reverse stock split.

             DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS

     The name, present principal occupation or employment, five-year employment history and ownership of common stock of the directors, executive officers and controlling persons of South Banking Company is set forth below. Companies listed other than South Banking Company are its subsidiaries. None of the persons listed below has engaged in transactions with respect to the common stock during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding nor were any of such persons a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All such persons are U.S. citizens, and except as otherwise indicated, the address of the corporation in which such persons conduct their present principal occupation or employment is 501 West 12th Street, Alma, Georgia 31510. Beneficial ownership information is given to the extent known after reasonable inquiry, and is based on 399,500 shares of common stock outstanding as of the record date. Each of persons named below has been principally employed by South Banking Company or its subsidiaries for at least five years.

     AFTER REASONABLE INQUIRY, THE COMPANY HAS LEARNED THAT THE FOLLOWING PERSONS INTEND TO VOTE THEIR SHARES OF COMMON STOCK, AND ANY SHARES SUCH PERSONS HAVE PROXY AUTHORITY FOR, IN FAVOR OF THE REVERSE STOCK SPLIT FOR THE REASONS SET FORTH ABOVE UNDER "SPECIAL FACTORS." AS THESE SHAREHOLDERS HOLD A SUFFICIENT NUMBER OF SHARES

TO ASSURE APPROVAL OF THE REVERSE STOCK SPLIT, WE EXPECT THAT THE REVERSE STOCK SPLIT WILL BE APPROVED AT THE ANNUAL MEETING.

                                                                                      NUMBER OF SHARES
                                                                                     OWNED (PERCENT OF
                                                                                        OUTSTANDING)
                                               POSITION WITH COMPANY AND           ----------------------
NAME                                      PRINCIPAL OCCUPATION OR EMPLOYMENT       PRE-SPLIT   POST-SPLIT
----                                      ----------------------------------       ---------   ----------
Olivia Bennett(1)(2).................  Executive Vice President, Secretary and      189,372)%     3,787)%
                                       Director, South Banking Company; Chairman     (47.40      (48.51
                                       and Director, Alma Exchange Bank & Trust;
                                       Director, Banker's Data Services, Inc.;
                                       Chairman, President and Director,
                                       Citizens State Bank; Chairman, President
                                       and Director, Peoples State Bank & Trust
Paul T. Bennett(1)(3)................  President, Treasurer and Director, South      19,526)%       390)%
                                       Banking Company; Vice Chairman and             (4.89       (5.00
                                       Director, Citizens State Bank; Vice
                                       Chairman and Director, Peoples State Bank
                                       & Trust; Director and President, Banker's
                                       Data Services, Inc.; Vice Chairman and
                                       Director, Alma Exchange Bank & Trust;
                                       Director, Chairman and President,
                                       Pineland State Bank
Lawrence Bennett(1)(4)...............  Director, South Banking Company;              12,814)%       256)%
                                       President and Director, Alma Exchange          (3.21       (3.28
                                       Bank & Trust; Director and Secretary,
                                       Banker's Data Services, Inc.; Director,
                                       Peoples State Bank & Trust; Director,
                                       Pineland State Bank
Kenneth F. Wade......................  Director, South Banking Company;               4,934)%        98)%
                                       Executive Vice President and Director,         (1.24       (1.26
                                       Alma Exchange Bank & Trust; Director,
                                       Banker's Data Services, Inc.
Charles Stuckey......................  Director, South Banking Company;                 992)%        19)%
                                       Executive Vice President and Director,         (0.25       (0.24
                                       Peoples State Bank & Trust; Director,
                                       Banker's Data Services, Inc.
James W. Whiddon.....................  Director, South Banking Company;                 279)%         5)%
                                       Executive Vice President and Director,         (0.07       (0.06
                                       Citizens Bank; Director, Banker's Data
                                       Services
Richard Williams.....................  Director, South Banking Company;                  --          --
                                       Executive Vice President and Director,
                                       Pineland State Bank; Director, Banker's
                                       Data Services, Inc.

---------------

(1) Olivia Bennett is the mother of Paul T. Bennett and Lawrence Bennett.

(2) Includes 166,085 pre-split shares owned by Estate of Valene Bennett of which Olivia Bennett is the Executrix and 23,287 pre-split shares owned by Bennett Family Limited Partnership of which she is the general partner.

(3) The shares reported include 226 shares owned by Paul T. Bennett's wife and 150 shares owned jointly with each of two children.

(4) Owned jointly with Lawrence Bennett's wife.

                   INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS
               AND CONTROLLING PERSONS IN THE REVERSE STOCK SPLIT

     Shareholders should be aware that the persons named in the immediately preceding section may have interests that differ from yours in connection with the reverse stock split. Specifically, all such persons, with the exception of Mr. Williams who holds no shares, will continue to be shareholders of the company following the reverse stock split. The percentage ownerships of the four persons with the largest holdings as set forth above will increase (as with all remaining shareholders with holdings of about 2,100 share or more) as a result of the elimination of shareholders who currently own less than 50 shares. When the reverse stock split is effected, the persons named in the preceding section will hold approximately 58.3% of the outstanding shares of common stock. Such individuals now own approximately 57.1%. Other members of the Bennett family not listed in the table above currently hold approximately 8,360 shares, or 2.1% of the shares outstanding. After the reverse stock split, such other family members will hold 162 shares, or 2.1% of the shares outstanding. As noted previously, these persons intend to vote their shares of common stock, and any shares such persons have proxy authority for, in favor of the reverse stock split for the reasons set forth above under "Special Factors." As these shareholders hold a sufficient number of shares to assure approval of the reverse stock split, we expect that the reverse stock split will be approved at the annual meeting. The individual ownership of those persons, both before and after the split, is also set forth in the table above. See "Special Factors -- Effects of the Reverse Stock Split." The members of the Bennett family who sit on the board participated to the same extent as the other board members in the deliberation and voting upon the reverse stock split.

     You should also be aware that all of the members of the board, including the special committee members, are officers of the company and/or its subsidiaries and it is expected that they will continue in their present positions after the reverse stock split. The special committee consists of Messrs. Stuckey, Wade and Whiddon. The members of the special committee are not individually or collectively controlling shareholders of the company -- collectively, they currently hold approximately 1.6% of the company, and will hold about the same amount after the reverse stock split and purchase of fractional shares. They are not related to the three members of the Bennett family on the board, who together currently hold 55.5% of the company, and will hold 56.8% after the reverse stock split and purchase of fractional shares.

     The board was fully apprised of these potential differing interests. If because of these potential differing interests, any member of the board were to be deemed under Georgia law to have a financially significant beneficial interest in the reverse stock split that would reasonably be expected to exert an influence on the directors' judgment, you should be aware that the affirmative vote at the annual meeting of a majority of the shares of common stock not beneficially owned by the director or directors with such interests may preclude the reverse stock split from being enjoined or set aside, or from giving rise to an action for damages, based on such interests.

     The reverse stock split is not subject to Georgia "fair price" and "business combinations with interested stockholders" statutes.

                             FINANCIAL INFORMATION

     The following financial information of South Banking Company is included in appendices being delivered with this proxy statement:

     - The financial statements and the notes thereto, including the Report on Independent Accountants thereon, and other financial information contained in the company's Annual Report on Form 10-K for the Year Ended December 31, 2002, is reproduced as Appendix A to this proxy statement; and

     - The pro forma financial information disclosing the effect of the reverse stock split and purchase of fractional shares on the company's balance sheet as of December 31, 2002 and statements of income for the years ended December 31, 2001 and December 31, 2002, attached as Appendix B to this proxy statement. Information concerning book value per share is also included. The ratio of earnings to fixed charges is not a meaningful measure and is not included.

                     MARKET FOR COMMON STOCK AND DIVIDENDS

     Set forth below is information concerning high and low sales prices by quarter for each of the last two fiscal years. The company's common stock is not traded on any established public trading market. The company acts as its own transfer agent, and the information concerning sales prices set forth below is derived from the company's stock transfer records. As of the record date for the annual meeting, April 4, 2003, there were approximately 454 shareholders of record.

                                                               SALES PRICES
                                                                BY QUARTER
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
FISCAL YEAR 2002
  First Quarter.............................................      --       --
  Second Quarter............................................      --       --
  Third Quarter.............................................      --       --
  Fourth Quarter............................................      --       --
FISCAL YEAR 2001
  First Quarter.............................................      --       --
  Second Quarter............................................      --       --
  Third Quarter.............................................  $12.00   $12.00
  Fourth Quarter............................................      --       --

     Set forth below is dividend information for the past two fiscal years.

                                                               DIVIDENDS
                                                                 PAID
                                                               PER SHARE
                                                              -----------
                                                              2002   2001
                                                              ----   ----
First Quarter...............................................    --     --
Second Quarter..............................................    --     --
Third Quarter...............................................    --     --
Fourth Quarter..............................................  0.70   0.70

     In the third quarter of 2001, affiliates of the company purchased an aggregate of 480 shares in four transactions at a price per share of $12.00. No other known affiliate of the company has purchased any common stock in the past two years.

        EXCHANGE OF STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

     When the proposed reverse stock split is effected, the company will send holders of record on the effective date of the reverse stock split transmittal forms and instructions for submitting their stock certificates in exchange for a new certificate or certificates representing the appropriate number of new shares of common stock and cash in lieu of fractional shares. Upon the effectiveness of the reverse stock split, which will occur concurrently with the filing of the necessary amendment to the company's articles of incorporation with the Georgia Secretary of State, each certificate representing an outstanding share of common stock will be automatically deemed for all corporate purposes to evidence ownership of the reduced whole number of new shares of common stock if applicable, and the right to receive cash in lieu of any fractional share interest. Each shareholder of record who holds fewer than 50 shares of common stock immediately prior to the effectiveness of the reverse stock split will cease to have any shareholder rights or status upon effectiveness of the split and will only have the right to receive cash in lieu of the fractional share to which such shareholder of record would otherwise be entitled. These effects will occur upon effectiveness of the reverse stock split without any further action on the part of shareholders and without regard to the date or dates on which certificates formerly representing shares of pre-split common stock are physically surrendered.

     To the extent that a person would otherwise be entitled to a fractional share as a result of the reverse stock split, then, upon such person's surrender of old certificates along with a duly completed transmittal form, the company will promptly forward to such person, in lieu of such fractional share, a cash payment equal to $40 per share, without interest, for each share of common stock held of record by that person immediately prior to the effectiveness of the reverse stock split that is not combined with other shares of common stock to constitute a new whole share as part of the reverse stock split.

     Until shareholders have surrendered their stock certificates in accordance with the transmittal instructions, such shareholders will not be entitled to receive dividends, if any, declared or payable to holders of record of post-split common stock, certificates representing the new shares of post-split common stock to which such shareholders may be entitled, or cash payments in lieu of fractional share interests. Such amounts, if any, will be remitted to the shareholder entitled thereto, without interest, promptly after the time existing common stock certificates are surrendered for exchange in accordance with the transmittal instructions, subject to applicable state laws relating to abandoned property.

     No service charges or brokerage commissions will be payable by shareholders in connection with the reverse stock split.

     If stock certificates have been lost or destroyed, the company may, in its discretion, accept in connection with the reverse stock split a duly executed affidavit and indemnity agreement of loss or destruction, in a form satisfactory to the company, in lieu of the lost or destroyed certificate. Additional instructions regarding lost or destroyed stock certificates will be included with the transmittal form and instructions sent to shareholders of record after the effectiveness of the reverse stock split.

     THE TRANSMITTAL FORM AND INSTRUCTIONS WILL BE SENT BY SOUTH BANKING COMPANY TO SHAREHOLDERS OF RECORD AFTER THE EFFECTIVE DATE OF THE REVERSE STOCK SPLIT. DO NOT SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD, OR AT ANY TIME BEFORE YOU RECEIVE THE TRANSMITTAL FORM AND INSTRUCTIONS.

            CAUTIONARY NOTICE REGARDING FORWARD LOOKING INFORMATION

     This proxy statement and its appendices contain statements about future events and expectations which are characterized as forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause actual results, events, performance or financial condition to differ materially from the expectations of future results, events, performance or financial condition that may be expressed or implied in any forward-looking statements. The words believe, may, will, should, anticipate, estimate, expect, intend, objective, seek, strive or similar words, or the negatives of these words, identify forward-looking statements. Factors that could cause actual results to differ materially from any forward-looking statements include those set forth under the heading "Special Cautionary Notice Regarding Forward-Looking Information" in the company's Annual Report on Form 10-K for the Year Ended December 31, 2002 (portions of which are reproduced as Appendix A to this proxy statement) and in the company's other filings with the SEC.

                      WHERE YOU CAN FIND MORE INFORMATION

     South Banking Company is subject to Section 15(d) of the Securities Exchange Act and in accordance therewith files certain information with the SEC. The company has filed a Schedule 13E-3 with the SEC in connection with the proposed reverse stock split. As permitted by the rules and regulations of the SEC, this proxy statement does not contain all of the information set forth in the Schedule 13E-3. The Schedule 13E-3, including exhibits and other filings made by the company as described above, may be inspected at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also obtain SEC filings of companies that file electronically with the SEC from the SEC's Internet site at http://www.sec.gov.

                                    GENERAL

     Management knows of no matters which will be presented for consideration at the annual meeting other than those stated in the notice of annual meeting immediately preceding this proxy statement. If any other matters do properly come before the meeting, it is intended that the persons named in the accompanying proxy card will vote thereon in accordance with their judgment.

     In addition to the solicitation of proxies from shareholders by use of the mails, it is expected that a limited number of officers or employees of the company, without additional compensation except payment of out-of-pocket expenses, may solicit proxies from shareholders by telephone or personal visits. All costs of solicitation, including the costs of preparing, assembling and mailing this proxy statement, will be borne by the company. The special committee of the board has retained Stevens & Company as its financial consultant to assist it, as described in "Special Factors."

     Shareholders are urged to fill in, date and sign the accompanying form of proxy and return it to South Banking Company as soon as possible.

                                          By Order of the Board of Directors

                                          -s- Paul T. Bennett

                                          Paul T. Bennett
                                          President and Treasurer

                                                                      APPENDIX A

            PORTIONS OF THE REGISTRANT'S ANNUAL REPORT ON FORM 10-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

        SPECIAL CAUTIONARY NOTICE REGARDING FORWARD LOOKING INFORMATION

     Statements and financial discussion and analysis contained in these excerpts from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements describe the Company's future plans, strategies and expectations, are based on assumptions and involve a number of risks and uncertainties, many of which are beyond the Company's control. The important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

     - changes in interest rates and market prices, which could reduce the Company's net interest margins, asset valuations and expense expectations;

     - changes in the levels of loan prepayments and the resulting effects on the value of the Company's loan portfolio;

     - changes in local economic and business conditions which adversely affect the Company's customers and their ability to transact profitable business with the Company, including the ability of its borrowers to repay their loans according to their terms or a change in the value of the related collateral;

     - increased competition for deposits and loans adversely affecting rates and terms;

     - the timing, impact and other uncertainties of the Company's potential future acquisitions, including the Company's ability to identify suitable future acquisition candidates, the success or failure in the integration of their operations, and the Company's ability to enter new markets successfully and capitalize on growth opportunities;

     - increased credit risk in the Company's assets and increased operating risk caused by a material change in commercial, consumer and/or real estate loans as a percentage of the total loan portfolio;

     - the failure of assumptions underlying the establishment of and provisions made to the allowance for loan losses;

     - changes in the availability of funds resulting in increased costs or reduced liquidity;

     - changes in the Company's ability to pay dividends on its Common Stock;

     - increased asset levels and changes in the composition of assets and the resulting impact on the Company's capital levels and regulatory capital ratios;

     - the Company's ability to acquire, operate and maintain cost effective and efficient systems without incurring unexpectedly difficult or expensive but necessary technological changes;

     - the loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels;

     - changes in statutes and government regulations or their interpretations applicable to bank holding companies and the Company's present and future banking and other subsidiaries, including changes in tax requirements and tax rates;

     - all written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements.

SELECTED STATISTICAL INFORMATION

     The tables and schedules on the following pages set forth certain significant statistical data with respect to: (i) the distribution of assets, liabilities and shareholders' equity and the interest rates and interest differentials experienced by, the Registrant and its subsidiaries; (ii) the investment portfolio of the Registrant and its subsidiaries; (iii) the loan portfolio of the Registrant and its subsidiaries, including types of loans, maturities and sensitivity to changes in interest rates and information on nonperforming loans; (iv) summary of the loan loss experience and reserves for loan losses of the Registrant and its subsidiaries; (v) types of deposits of the Registrant and its subsidiaries; and (vi) the return on assets and equity for the Registrant and its subsidiaries.

I. DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIALS

     A. The condensed average balance sheets for the periods indicated are presented below.

                                                   YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      2002           2001           2000
                                                  ------------   ------------   ------------
                                                                (IN THOUSANDS)
ASSETS
Cash and due from banks.........................    $  7,013       $  6,705       $  6,283
Cash in bank -- interest bearing................       1,634            957            822
Taxable investment securities...................      16,115         16,518         16,884
Nontaxable investment securities................       1,018          1,326          1,613
Others..........................................         983          1,343          1,487
Federal funds sold and securities purchased
  under agreements to resell....................      18,976         18,028          9,945
Loans -- net....................................     167,750        166,639        148,195
Other assets....................................      14,285         14,555         10,762
                                                    --------       --------       --------
Total Assets....................................    $227,774       $226,071       $195,991
                                                    ========       ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits: Demand -- non-interest bearing........    $ 29,724       $ 24,903       $ 22,444
  Demand -- interest bearing....................      34,293         30,600         24,959
  Savings.......................................      12,001         11,809         11,122
  Time..........................................     121,984        131,154        114,026
                                                    --------       --------       --------
Total Deposits..................................    $198,002       $198,466       $172,551
Federal funds purchased.........................          19             23            114
Other borrowed funds............................       6,912          6,065          4,518
Other liabilities...............................       2,062          2,453          1,768
                                                    --------       --------       --------
Total Liabilities...............................    $206,995       $207,007       $178,951
Shareholders' equity............................      20,779         19,064         17,040
                                                    --------       --------       --------
Total Liabilities and Shareholders' Equity......    $227,774       $226,071       $195,991
                                                    ========       ========       ========

     B. Interest Rates. The tables below show for the periods indicated the average amount outstanding for major categories of interest earning assets and interest bearing liabilities; the average interest rates earned or paid; the interest income and expense earned or paid thereon; net interest earnings and the net yield on interest-earning assets.

                                                          YEAR ENDED DECEMBER 31, 2002
                                                          -----------------------------
                                                          AVERAGE     YIELD/    AVERAGE
                                                          BALANCE    INTEREST    RATE
                                                          --------   --------   -------
                                                                 (IN THOUSANDS)
ASSETS
Cash in banks -- interest bearing.......................  $  1,634   $    60     3.67%
Loans...................................................   167,750    13,614     8.11%
Taxable investments.....................................    16,115       716     4.44%
Non-taxable investments.................................     1,018        52     5.11%
Other...................................................       983        39     3.97%
Federal funds sold and securities purchased under
  agreements to resell..................................    18,976       307     1.62%
                                                          --------   -------     ----
Total Interest-Bearing Assets...........................  $206,476   $14,788     7.16%
                                                          ========   =======     ====
LIABILITIES
Demand -- interest bearing..............................  $ 34,293   $   419     1.22%
Savings deposits........................................    12,001       194     1.62%
Other time deposits.....................................   121,984     4,459     3.66%
Other borrowing.........................................     6,912       258     3.73%
Federal funds purchased.................................        19        --       --%
                                                          --------   -------     ----
Total Interest-Bearing Liabilities......................  $175,209   $ 5,330     3.04%
                                                          --------   -------     ----
Net interest earnings...................................             $ 9,458
                                                                     -------
Net interest margin.....................................                         4.12%
                                                                                 ----

                                                          YEAR ENDED DECEMBER 31, 2001
                                                          -----------------------------
                                                          AVERAGE     YIELD/    AVERAGE
                                                          BALANCE    INTEREST    RATE
                                                          --------   --------   -------
                                                                 (IN THOUSANDS)
ASSETS
Cash in banks -- interest bearing.......................  $    957   $    54      5.64%
Loans...................................................   166,639    16,737     10.04%
Taxable investments.....................................    16,518       947      5.73%
Non-taxable investments.................................     1,326        66      4.97%
Other...................................................     1,343        60      4.47%
Federal funds sold and securities purchased under
  agreements to resell..................................    18,028       741      4.11%
                                                          --------   -------     -----
Total Interest-Bearing Assets...........................  $204,811   $18,605      9.08%
                                                          --------   -------     -----
LIABILITIES
Demand -- interest bearing..............................  $ 30,600   $   694      2.27%
Savings deposits........................................    11,809       314      2.65%
Other time deposits.....................................   131,154     7,897      6.02%
Other borrowing.........................................     6,065       429      7.07%
Federal funds purchased.................................        23         1      4.34%
                                                          --------   -------     -----
Total Interest-Bearing Liabilities......................  $179,651   $ 9,335      5.20%
                                                          --------   -------     -----
Net interest earning....................................             $ 9,270
                                                                     -------
Net interest margin.....................................                          3.88%
                                                                                 -----

                                                          YEAR ENDED DECEMBER 31, 2000
                                                          -----------------------------
                                                          AVERAGE     YIELD/    AVERAGE
                                                          BALANCE    INTEREST    RATE
                                                          --------   --------   -------
                                                                 (IN THOUSANDS)
                                        ASSETS
Cash in banks -- interest bearing.......................  $    822   $    53      6.44%
Loans...................................................   148,195    16,604     11.20%
Taxable investments.....................................    16,884     1,021      6.05%
Non-taxable investments.................................     1,613        79      4.90%
Other...................................................     1,487        73      4.91%
Federal funds sold and securities purchased under
  agreements to resell..................................     9,945       623      6.26%
                                                          --------   -------     -----
Total Interest-Bearing Assets...........................  $178,946   $18,453     10.31%
                                                          --------   -------     -----

                                      LIABILITIES
Demand -- interest bearing..............................  $ 24,959   $   648      2.59%
Savings deposits........................................    11,122       359      3.23%
Other time deposits.....................................   114,026     7,115      6.24%
Other borrowing.........................................     4,518       448      9.91%
Federal funds purchased.................................       114         8      7.02%
                                                          --------   -------     -----
Total Interest-Bearing Liabilities......................  $154,739   $ 8,578      5.54%
                                                          --------   -------     -----
Net interest earnings...................................             $ 9,875
                                                                     -------
Net interest margin.....................................                          4.77%
                                                                                 -----

---------------

(1) Note: Loan fees are included for rate calculation purposes. Loan fees included in interest amounted to approximately $1,097,015 in 2002, $1,208,871 in 2001 and $999,520 in 2000. Non accrual loans have been included in the average balances.

     C. Interest Differentials. The following tables set forth for the periods indicated a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates.

2002 COMPARED TO 2001

                                                            INCREASE (DECREASE) DUE TO (1)
                                                           --------------------------------
                                                            VOLUME      RATE       CHANGE
                                                           --------   ---------   ---------
                                                                    (IN THOUSANDS)
Interest earned on:
Cash in banks -- interest bearing........................    $  38     $   (32)    $     6
Loans....................................................       98      (3,221)     (3,123)
Taxable investments......................................      (23)       (208)       (231)
Nontaxable investments...................................      (15)          1         (14)
Other....................................................      (16)         (5)        (21)
Federal funds sold and securities purchased under
  agreement to resell....................................       39        (473)       (434)
                                                             -----     -------     -------
Total Interest-Earning Assets............................    $ 121     $(3,938)    $(3,817)
                                                             -----     -------     -------
Interest paid on:
  NOW deposits...........................................    $  83     $  (358)    $  (275)
  Savings deposits.......................................        5        (125)       (120)
  Other time deposits....................................     (552)     (2,886)     (3,438)
  Other borrowing........................................       60        (231)       (171)
  Federal funds purchased................................       --          (1)         (1)
                                                             -----     -------     -------
Total Interest-Bearing Liabilities.......................    $(404)    $(3,601)    $(4,005)
                                                             -----     -------     -------
Net Interest Earnings....................................    $ 525     $  (337)    $   188
                                                             -----     -------     -------

---------------

(1) The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding from one year to the next. The change in interest due to rate has been determined by applying the change in rate from one year to the next to average balances outstanding in the later year.

2001 COMPARED TO 2000

                                                             INCREASE (DECREASE) DUE TO (1)
                                                             -------------------------------
                                                              VOLUME      RATE       CHANGE
                                                             --------   ---------   --------
                                                                     (IN THOUSANDS)
Interest earned on:
Cash in banks -- interest bearing..........................   $    9     $    (8)     $   1
Loans......................................................    2,066      (1,933)       133
Taxable investments........................................      (22)        (52)       (74)
Nontaxable investments.....................................      (14)          1        (13)
Other......................................................       (7)         (6)       (13)
Federal funds sold and securities purchased under agreement
  to resell................................................      505        (387)       118
                                                              ------     -------      -----
Total Interest-Earning Assets..............................   $2,537     $(2,385)     $ 152
                                                              ------     -------      -----

                                                             INCREASE (DECREASE) DUE TO (1)
                                                             -------------------------------
                                                              VOLUME      RATE       CHANGE
                                                             --------   ---------   --------
                                                                     (IN THOUSANDS)
Interest paid on:
  NOW deposits.............................................   $  144     $   (98)     $  46
  Savings deposits.........................................       22         (67)       (45)
  Other time deposits......................................    1,070        (288)       782
  Other borrowing..........................................      153        (172)       (19)
  Federal funds purchased..................................       (6)         (1)        (7)
                                                              ------     -------      -----
Total Interest-Bearing Liabilities.........................   $1,383     $  (626)     $ 757
                                                              ------     -------      -----
Net Interest Earnings......................................   $1,154     $(1,759)     $(605)
                                                              ------     -------      -----

---------------

(1) The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding from one year to the next. The change in interest due to rate has been determined by applying the change in rate from one year to the next to average balances outstanding in the later year.

II.  INVESTMENT PORTFOLIO

     A. Types of Investments. The carrying amounts of investment securities at the dates indicated are summarized as follows:

                                                   YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      2002           2001           2000
                                                  ------------   ------------   ------------
                                                                (IN THOUSANDS)
U.S. Treasury and other U.S. government agencies
  and corporations..............................    $17,233        $15,691        $18,449
State and political subdivisions (domestic).....        933          1,131          1,529
Mortgage backed securities......................         20            236            399
Equities........................................        753            262            465
                                                    -------        -------        -------
Totals..........................................    $18,939        $17,320        $20,842
                                                    -------        -------        -------

     B. Maturities. The amounts of investment securities in each category as of December 31, 2002 are shown in the following table according to maturity classifications (1) one year or less, (2) after one year through five years, (3) after five years through ten years, (4) after ten years.

                            U.S. TREASURY AND OTHER
                                U.S. GOVERNMENT
                                  AGENCIES AND          STATE AND POLITICAL     MORTGAGE BACKED
                                  CORPORATIONS              SUBDIVISIONS           SECURITIES
                            ------------------------   ----------------------   ----------------
                                          AVERAGE                  AVERAGE               AVERAGE
                             AMOUNT       YIELD(1)     AMOUNT    YIELD(1)(2)    AMOUNT    YIELD
                            ---------   ------------   ------   -------------   ------   -------
                                                       (IN THOUSANDS)
Maturity:
One year or less..........   $   458        3.30%       $406        7.29%        $--        --
After one year through
  five years..............    16,012        3.92%         --          --          --        --
After five years through
  ten years...............       763        6.00%        267        7.36%         --        --
After ten years...........        --          --         260        8.76%         20      7.72%
                             -------        ----        ----        ----         ---      ----
Totals....................   $17,233        4.00%       $933        7.72%        $20      7.72%
                             =======        ====        ====        ====         ===      ====

---------------

(1) Yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. The weighted average yield for each maturity range was computed using the acquisition price of each security in that range.

(2) Yields on securities of state and political subdivisions are stated on a tax equivalent basis, using a tax rate of 34%.

III.  LOAN PORTFOLIO

     A. Types of Loans. The amount of loans outstanding at the indicated dates are shown in the following table according to type of loan.

                                                   YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      2002           2001           2000
                                                  ------------   ------------   ------------
                                                                (IN THOUSANDS)
Commercial, financial and agricultural..........    $ 43,939       $ 49,558       $ 42,973
Real estate -- mortgage.........................      90,492         85,876         81,314
Real estate -- construction.....................       8,809          9,015          7,646
Installments....................................      26,565         27,929         31,294
                                                    --------       --------       --------
                                                    $169,805       $172,378       $163,227
Less -- Unearned income.........................         237            289            253
  Reserve for possible losses...................       2,893          2,756          2,728
                                                    --------       --------       --------
Total Loans.....................................    $166,675       $169,333       $160,246
                                                    ========       ========       ========

     B. Maturities and Sensitivity to Changes in Interest Rates. The amount of total loans by category outstanding as of December 31, 2002 which, based on remaining repayments of principal, are due in (1) one year or less, (2) more than one year but less than five and (3) more than five years are shown in the following table. The amounts due after one year are classified according to the sensitivity to changes in interest rates.

                                                         MATURITY CLASSIFICATION
                                               --------------------------------------------
                                                           OVER ONE
                                               ONE YEAR    THROUGH     OVER FIVE
                                               OR LESS    FIVE YEARS     YEARS       TOTAL
                                               --------   ----------   ----------   -------
                                                              (IN THOUSANDS)
Types of Loans
Commercial, financial and agricultural.......  $37,692     $ 5,381       $  866     $43,939
Real estate mortgage.........................   68,206      20,762        1,524      90,492
Real estate construction.....................    7,661         410          738       8,809
Installment..................................   12,762      11,136        2,667      26,565
Total loans due after one year with:
  Predetermined interest rate................               42,447
                                                           -------
  Floating interest rate.....................                1,037
                                                           -------

     C. Nonperforming Loans. The following table presents, at the dates indicated, the aggregate amounts of nonperforming loans for the categories indicated.

                                                   YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      2002           2001           2000
                                                  ------------   ------------   ------------
                                                                (IN THOUSANDS)
Loans accounted for on a non-accrual basis......      $748          $1,002          $876
Loans contractually past due ninety days or more
  as to interest or principal payments..........       466           1,028           734
Loans, the terms of which have been renegotiated
  to provide a reduction or deferral of interest
  or principal because of a deterioration in the
  financial position of the borrower............        --               4             8
Loans now current about which there are serious
  doubts as to the ability of the borrower to
  comply with present loan repayment terms......        --              --            --

     Loans are placed on non-accrual basis when loans are past due ninety days or more. Management can elect not to place loans on non- accrual status if net realizable value of collateral is sufficient to cover the balance and accrued interest.

     D. Commitments and Lines of Credit. The banks provide commitments and lines of credit to their most worthy customers only. Commitments are for short terms, usually not exceeding 30 days, and are provided for a fee of 1% of the amount committed. Lines of credit are for periods extending up to one year. No fee is usually charged with respect to the unused portion of a line of credit. Interest rates on loans made pursuant to commitments or under lines of credit are determined at the time that the commitment is made or line is established.

     E.  Rate Sensitivity Analysis.

                             SOUTH BANKING COMPANY
                               DECEMBER 31, 2002
                               INTEREST RATE RISK

     Note: Dollar amounts in columns are cumulative amounts

     Total assets on this date equaled $230,758

                                    0-3        0-12
INTEREST RATE RISK                 MONTHS     MONTHS    0-3 YEARS   0-5 YEARS   0-15 YEARS
------------------                --------   --------   ---------   ---------   ----------
Rate sensitive assets:
Securities (fixed rates)........  $    201   $    864   $  5,699    $ 16,876     $ 18,166
Securities (floating rates).....        21         21         21          21           21
Mutual funds....................        48         48         48          48           48
CD's at banks...................       396      2,667      3,760       3,860        3,860
Loans (fixed rates).............    19,881     41,714     70,060      80,083       87,124
Loans (floating rates)..........    79,079     80,699     81,042      81,736       81,736
Federal funds sold..............    18,600     18,600     18,600      18,600       18,600
                                  --------   --------   --------    --------     --------
Total rate sensitive assets.....  $118,226   $144,613   $179,230    $201,224     $209,555
                                  --------   --------   --------    --------     --------
Rate sensitive liabilities:
  CD/IRA's under $100M..........  $ 27,709   $ 77,882   $ 85,384    $ 85,845     $ 85,845
  CD/IRA's =>$100M..............    11,335     32,407     35,701      35,972       35,972
  Regular savings/Christmas.....    13,061     13,061     13,061      13,061       13,061
  Now/Super Now.................    25,597     25,597     25,597      25,597       25,597
  Money market deposit..........     9,634      9,634      8,634       9,634        9,634
  Treasury, tax & loan note.....        25         25         25          25           25
  Federal funds purchased.......        --         --         --          --           --
  Note payable-Ford Motor.......        --          8         16          16           16
  Note payable-Banker's Bank....        --        375      1,275       2,375        4,400
  Note payable-Waycross Bank &
     Trust......................        --         --         --          --           --
  Note payable-Banker's Bank
     (BDS)......................        54        216        619         619          619
  Note payable-FHLB.............     3,000      3,000      3,000       3,000        3,000
                                  --------   --------   --------    --------     --------
Total rate sensitive
  liabilities...................  $ 90,415   $162,205   $174,312    $176,144     $178,169
                                  --------   --------   --------    --------     --------
Rate sensitive assets less Rate
  sensitive liabilities.........  $ 27,811   $(17,592)  $  4,918    $ 25,080     $ 31,386
                                  --------   --------   --------    --------     --------
Rate sensitive assets less Rate
  sensitive liabilities/Total
  assets........................     12.05%     (7.62%)     2.13%      10.87%       13.60%
                                  --------   --------   --------    --------     --------
Rate sensitive assets/Rate
  sensitive liabilities.........    130.76%     89.15%    102.82%     114.24%      117.62%
                                  --------   --------   --------    --------     --------

     Notes to Market Risk Sensitivity Table:

          (1) Expected maturities are contractual maturities adjusted for prepayments of principal when possible. The Company uses certain assumptions to estimate expected maturities.

          (2) For loans, the Company has used contractual maturities due to the fact that the Company has no historical information on prepayment speeds. Since most of these loans are consumer and commercial loans, and since the Company's customer base is community-based, the Company feels its prepayment rates are insignificant.

          (3) For mortgage-backed securities, expected maturities are based upon contractual maturity, projected repayments and prepayment of principal. The prepayment experience herein is based on industry averages as provided by the Company's investment trustee.

          (4) Loans receivable includes non-performing loans.

          (5) Interest-bearing liabilities are included in the period in which the balances are expected to be withdrawn as a result of contractual maturities. For accounts with no stated maturities, the balances are included in the 0 to 90 day category.

          (6) The interest rate sensitivity gap represents the difference between total interest-earning assets and total interest-bearing liabilities.

     The rate sensitivity analysis table is designed to demonstrate South's sensitivity to changes in interest rates by setting forth in comparative form the repricing maturities of South's assets and liabilities for the period shown. A ratio of greater than 1.0 times interest earnings assets to interest bearing liabilities indicates that an increase in interest rates will generally result in an increase in net income for South and a decrease in interest rates will result in a decrease in net income. A ratio of less than 1.0 times earnings assets to interest-bearing liabilities indicates that a decrease in interest rates will generally result in an increase in net income for South and an increase in interest rates will result in a decrease in net income.

IV.  SUMMARY OF LOAN LOSS EXPERIENCE

     The following table summarizes loan balances at the end of each period and average balances during the year for each category; changes in the reverse for possible loan losses arising from loans charged off and recoveries on loans previously charged off; additions to the reserve which have been charged to operating expense; and the ratio of net charge-offs during the period to average loans.

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              2002           2001           2000
                                                          ------------   ------------   ------------
                                                                        (IN THOUSANDS)
A.  Average amount of loans outstanding.................    $167,750       $166,639       $148,195
                                                            --------       --------       --------
B.  Balance of reserve for possible loan losses at
     beginning of period................................    $  2,757       $  2,728       $  2,169
                                                            --------       --------       --------
C.  Loans charged off:
    Commercial, financial and agricultural..............    $    398       $    398       $    274
    Real estate -- mortgage.............................         278            225            127
    Installments........................................         330            379            263
                                                            --------       --------       --------
                                                            $  1,006       $  1,002       $    664
                                                            --------       --------       --------
D.  Recoveries of loans previously charged off:
     Commercial, financial and agricultural.............    $     27       $      4       $     83
     Real estate........................................          18             49             29
     Installment........................................          93             85             99
                                                            --------       --------       --------
                                                            $    138       $    138       $    211
                                                            --------       --------       --------
E.  Net loans charged off during period.................    $    868       $    864       $    453
                                                            --------       --------       --------
    Additions to reserve charged to operating expense
     during period(1)...................................    $  1,004       $    893       $    424
    Addition from bank acquisition......................          --             --            588
                                                            --------       --------       --------
                                                            $  1,004       $    893       $  1,012
                                                            --------       --------       --------
F.  Balance of reserve for possible loan losses at end
     of period..........................................    $  2,893       $  2,757       $  2,728
                                                            --------       --------       --------
G.  Ratio of net loans charged off during the period to
     average loans outstanding..........................         .52            .52            .31
                                                            --------       --------       --------

---------------

(1) Although the provisions exceeded the minimum provision required by regulatory authorities, the Board of Directors believe that the provision has not been in excess of the amount required to maintain the reserve at a sufficient level to cover potential losses. The amount charged to operations and the related balance in the reserve for loan losses is based upon periodic evaluations by management of the loan portfolio. These evaluations consider several factors including, but not limited to, general economic conditions, loan portfolio composition, prior loan loss experience and management's estimation of future potential losses.

(2) Management's review of the loan portfolio did not allocate reserves by category due to the portfolio's small size. The reserves were allocated on the basis of a review of the entire portfolio. The portfolio does not contain excessive concentrations in any industry or loan category that might expose South to significant risk.

V.  DEPOSITS

     A. Average deposits, classified as demand deposits, savings deposits and time certificates of deposit for the periods indicated are presented below:

                                                  YEAR ENDED DECEMBER 31,
                              ---------------------------------------------------------------
                                     2002                  2001                  2000
                              -------------------   -------------------   -------------------
                                         AVERAGE               AVERAGE               AVERAGE
                                         INTEREST              INTEREST              INTEREST
                              BALANCE      RATE     BALANCE      RATE     BALANCE      RATE
                              --------   --------   --------   --------   --------   --------
Noninterest-bearing
  demand....................  $ 29,724       --     $ 24,903       --     $ 22,444       --
Interest-bearing demand
  deposits..................    34,293     1.22%      30,600     2.27%      24,959     2.59%
Savings deposits............    12,001     1.62%      11,809     2.65%      11,122     3.23%
Time deposits...............   121,984     3.66%     131,154     6.02%     114,026     6.24%
                              --------     ----     --------     ----     --------     ----
Total deposits..............  $198,002     2.56%    $198,466     3.91%    $172,551     4.71%
                              --------     ----     --------     ----     --------     ----

     B. The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2002 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months and (4) over twelve months.

Three months or less........................................  $11,335
Over three through twelve months............................   20,972
Over twelve months..........................................    3,564
                                                              -------
Total.......................................................  $35,871
                                                              =======

VI.  RETURN ON ASSETS AND SHAREHOLDERS' EQUITY

     The following rate of return information for the periods indicated is presented below:

                                                   YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      2002           2001           2000
                                                  ------------   ------------   ------------
Return on assets(1).............................       .79%           .74%          1.35%
Return on equity(2).............................      8.61%          8.83%         15.53%
Dividend payout ratio(3)........................     15.63%         16.63%         10.57%
Equity to assets ratio(4).......................      9.12%          8.43%          8.69%

---------------

(1) Net income divided by average total assets.

(2) Net income divided by average equity.

(3) Dividends declared per share divided by net income per share.

(4) Average equity divided by average total assets.

ITEM 6.  SELECTED FINANCIAL DATA

                                                        YEARS ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            2002       2001       2000       1999       1998
                                          --------   --------   --------   --------   --------
                                                             (IN THOUSANDS)
Total Assets............................  $230,758   $224,791   $220,450   $173,807   $164,890
Operations:
  Interest income.......................  $ 14,788   $ 18,605   $ 18,454   $ 14,518   $ 13,920
  Interest expense......................     5,330      9,335      8,578      6,261      6,392
Net interest income.....................  $  9,458   $  9,270   $  9,876   $  8,257   $  7,528
Provision for loan losses...............     1,004        893        424        503        286
Net interest income after provision for
  loan losses...........................  $  8,454   $  8,377   $  9,452   $  7,754   $  7,242
Other income............................  $  2,988   $  3,125   $  2,718   $  2,298   $  1,905
Other expenses..........................  $  8,829   $  9,085   $  8,302   $  6,906   $  6,387
Income before income taxes..............  $  2,613   $  2,417   $  3,868   $  3,146   $  2,760
Federal income taxes....................       824        733      1,222      1,017        831
Net income before extraordinary items...  $  1,789   $  1,684   $  2,646   $  2,129   $  1,929
Extraordinary items.....................  $     --   $     --   $     --   $     --   $     --
Net income..............................  $  1,789   $  1,684   $  2,646   $  2,129   $  1,929
Per Share Data:
  Income after extraordinary items......  $   4.48   $   4.21   $   6.62   $   5.33   $   4.83
  Net income............................  $   4.48   $   4.21   $   6.62   $   5.33   $   4.83
  Dividends declared....................  $    .70   $    .70   $    .70   $    .65   $    .65
  Book value............................  $  54.37   $  49.71   $  45.73   $  39.57   $  35.56
Profitability Ratios
Net income to average total assets......       .79%       .74%      1.35%      1.28%      1.23%
Net income to average stockholders'
  equity................................      8.61%      8.83%     15.52%     14.18%     14.45%
Net interest Margin.....................      4.12%      3.88%      4.77%      4.83%      4.52%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The purpose of this discussion is to focus on information about South Banking Company's financial condition and results of operations which is not otherwise apparent from the consolidated financial statement included in this report. Reference should be made to those statements, selected statistical information and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

CRITICAL ACCOUNTING POLICIES

     The accounting and reporting policies of the Registrant and its subsidiaries conform with generally accepted accounting principles and with practices within the banking industry. The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

FINANCIAL CONDITION

     The Registrant functions as a financial institution and as such its financial condition should be examined in terms of trends in its sources and uses of funds. A comparison of daily average balances indicate how the Registrant has managed its sources and uses of funds. Included in the selected statistical information, the comparison of daily average balance in the business portion of the filing indicated how the Registrant has managed its sources and uses of funds. The Registrant used its funds primarily to support its lending activities.

     The Registrant's total assets increased to $230,758,333 at year end 2002 from $224,790,523 at year end 2001. This increase of $5,967,810 represents a 2.6% increase in 2002 compared to 1.9% increase in 2001. This increase is attributable to normal growth within the banking area with limited entry into competitive situations for large deposits. The net interest margins have remained stable in 2002 after two years of decline. The net interest margin is not anticipated to change much in 2002 as the effect of the new competition and rate reductions have leveled off. However, increase in the prime rate could impact the margins. The interest rate sensitivity analysis, which is a part of this report, gives some indication of the repricing opportunities of the Registrant. The gap ratios for the first twelve months are outside the limits established by the Bank as ideal, however, the current interest rates are not favorable to customers purchasing certificates in excess of twelve months. Loan demand has leveled after years of sustained growth with loans decreasing $2,573,379 in 2002. The Banks continue to look for good quality loans as loans represent the highest yielding asset on the Bank's books. The rural economy of the Banks' market area, which had been stable prior to 1998 has declined beginning in 1999 and continued into 2002 especially in the agricultural and timber industries. While the Banks are not heavy into these industries, the decline in these areas has impacted the overall economy. Classified loans for regulatory purposes remain at acceptable levels and, despite the problem in the local economies, do not represent any trend or uncertainties which management reasonably expects will materially impact future operating results, liquidity of capital resources, or represents material credits about which management is aware that causes management to have serious doubts as to the ability of such borrowers to comply with the loan payment terms.

     The Registrant's investment portfolio, including certificates of deposits in other banks, increased to $22,844,919 from $18,593,836. The increase of $4,251,083 from operations is an indication of the declining loan demand of the banks and the desire of the banks to utilize the assets of the Registrant in the highest yielding manner available to the banks without creating liquidity problems. The Registrant has maintained adequate federal funds sold and investments available for sale to sufficiently maintain adequate liquidity. The Registrant's securities remain primarily short term of five years or less in maturity, enabling the Registrant to better monitor the rate sensitivity of these assets, however, some extended terms on securities have been secured for yield purposes. Unrealized gain and losses on this portfolio is not material to the statement as the Registrant maintains a slight unrealized gain of $221,257.

     As the primary source of funds, aggregate deposits increased by $3,765,403 in 2002 compared to $3,321,388 in 2001. This represents a 1.92% increase for the year compared to a 1.72% increase in 2001. This illustrates the efforts of the banks to maintain good core deposits. Most of the growth was from the demand accounts which have lower interest rates as time certificate rates have dropped to levels customers do not wish to lock-in rates for extended periods.

LIQUIDITY

     The primary function of asset/liability management is to assure adequate liquidity and maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors desiring to withdraw funds or borrowers requiring assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

     Interest rate sensitivity varies with different types of interest-earning assets and interest bearing liabilities. Overnight federal funds on which rates change daily and loans which are tied to prime differ considerably from long-term investment and fixed rate loans. Similarly, time deposits over $100,000 and money market accounts are much more interest sensitive than passbook savings and long-term capital notes. The shorter-term interest rate sensitivities are key to measuring the interest sensitivity gap, or excess interest- sensitive earning assets over interest-bearing liabilities. An interest rate sensitivity table is included elsewhere in this document, and it shows the interest sensitivity gaps for different time intervals as of December 31, 2002. The first 30 days there is an excess of interest-bearing assets over interest-bearing liabilities. The Registrant becomes more sensitive to interest rate fluctuations on a short time period. While the cumulative gap declines during the first twelve months, the Registrant remains within a manageable position.

     Marketable investment securities, particularly those of shorter maturities, CD's at other banks and federal funds sold are the principal sources of asset liquidity. Securities and CD's maturing in one year or less amounted to $3,552,000 and federal funds sold net of federal funds purchased with daily maturities amounted to $18,600,000 at year end 2002, an increase from prior years as deposit growth exceeded loan demand. Maturing loans and certificates of deposits in other banks are other sources of liquidity.

     The overall liquidity of the Registrant has been enhanced by a significant aggregate amount of core deposits. These core deposits have remained constant during this period. The Registrant has utilized less stable short-term funding sources to enhance liquidity such as large denomination time deposits and money market certificates within its current customer base, but has not attempted to acquire these type of accounts from non-core deposit customers. The Registrant has utilized its core deposit base to help insure it maintains adequate liquidity.

     Historically, the trend in cash flows as represented in the statement of cash flows shows a steady increase in cash generated by operations from the last three years. This is a result of increasing net income for each year until 2001. While income is not predictable, it is anticipated that liquidity will continue to be enhanced by the operations of the bank. Operations activity, however, generate only a small portion of the cash flow activities of the bank. Primary cash flow comes from investing activities such as sales and/or maturity of investment securities and in the financing activity through an increase in deposits. The primary use of cash flow includes the purchase of securities and making new loans as investing activities. The history of the Banks' cash flow indicates a nonrepeating source such as proceeds from borrowings utilized as sources of cash for the purpose of acquisition or expansion. The Registrant's overall cash flows indicate the relative stability and manageable growth of the bank's assets. The Registrant utilized deposit growth as its primary source of funds to handle growth. The Registrant's liquidity is maintained at levels determined by management to be sufficient to handle the cash needs that might arise at any given date. Outside sources are maintained, but the Registrant looks to these sources only on a very short term basis. The Registrant's long term liquidity plans include utilizing internally generated deposits as its primary source of cash flows and utilizing the shifting of the make up of assets to handle short term demands on cash.

CAPITAL RESOURCES

     In January 1989, the Federal Reserve Board released new standards for measuring capital adequacy for U.S. banking organizations. These standards are based on the original risk-based capital requirements first proposed in early 1986 by U.S. bank regulators and then developed jointly by authorities from the twelve leading industrial countries. As a result, the standards are designed to not only provide more risk-responsive capital guidelines for financial institutions in the U.S., but also incorporate a consistent framework for use by financial institutions operating in the major international financial markets.

     In general, the standards require banks and bank holding companies to maintain capital based on "risk-adjusted" assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments and interest rate swaps.

     The Federal Reserve Board standards classify capital into two tiers, referred to as Tier 1 and Tier 2. Tier 1 capital consists of common shareholders' equity, noncumulative and cumulative (BHCs only) perpetual preferred stock and minority interest less goodwill. Tier 2 capital consists of allowance for loan and lease losses, perpetual preferred stock (not included in Tier 1), hybrid capital instruments, term subordinated debt and intermediate-term preferred stock. By December 31, 1992, all banks were required to meet a minimum ratio of 8% of qualifying total capital to risk-adjusted total assets with at least 4% Tier 1 capital. Capital that qualifies as Tier 2 capital is limited to 100% of Tier 1 capital.

LOANS AND ASSET QUALITY

     Management of the Registrant believes that the loan portfolio is adequately diversified. Commercial loans are spread through numerous types of businesses with no particular industry concentrations. Loans to individuals are made primarily to finance consumer goods purchased. At December 31, 2002, total loans, net of unearned discounts, were 80% of total earning assets. Loans secured by real estate accounted for 58% of total loans as of December 31, 2002. Most of the loans classified as real estate-mortgage are commercial loans where real estate provides additional collateral. The Banks do not participate in the secondary loan market.

     Nonperforming assets include nonaccrual loans, accruing loans past due 90 days or more and other real estate, which includes foreclosures, deeds in lieu of foreclosure and in-substance foreclosures.

     A loan is generally classified as nonaccrual when full collectibility of principal or interest is doubtful or a loan becomes 90 days past due as to principal or interest, unless management determines that the estimated net realizable value of the collateral is sufficient to cover the principal balance and accrued interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged to the allowance for loan losses. Nonperforming loans are returned to performing status when the loan is brought current and has performed in accordance with contract terms for a period of time. A summary of the Registrant's loan loss experience is included elsewhere in this report.

DISTRIBUTION OF NONPERFORMING ASSETS

                                                              2002     2001     2000
                                                             ------   ------   ------
                                                                  (IN THOUSANDS)
Nonaccrual loans...........................................  $  748   $1,002   $  876
Past due 90 days still accruing............................     466    1,028      734
Other real estate (ORE)....................................     314    1,265      725
                                                             ------   ------   ------
                                                             $1,528   $3,295   $2,335
Nonperforming loans to year end loans......................     .71%    1.18%     .99%
Nonperforming assets to year end loan and ORE..............     .90%    1.91%    1.42%

     The ratio of nonperforming assets has increased each year from 1999 to 2001. However in 2002, a decrease occurred as the banks put special attention to the problem loans. During 2000 and 2001, the economy in the banks' market area declined with certain loans deteriorating to nonperforming status. Management continues to work on nonperforming assets to reduce this ratio even lower.

ASSET-LIABILITY MANAGEMENT AND MARKET RISK SENSITIVITY

     Market risk is the risk of loss from adverse changes in market prices and rates. The Registrant's market risk arises principally from interest rate risk inherent in its lending, deposit and borrowing activities. Management actively monitors and manages its inherent rate risk exposure. Although the Registrant manages other risks, as in credit quality and liquidity risk, in the normal course of business, management considers interest rate risk to be its most significant market risk and could potentially have the largest material effect on the Registrant's financial condition and results of operations. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not arise in the normal course of the Registrant's business activities.

     The Registrant's profitability is affected by fluctuations in interest rates. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings. A sudden and substantial increase in interest rates may adversely impact the Registrant's earnings to the extent that the interest rates on interest-earning assets and interest-bearing liabilities do not change at the same speed, to the same extent or on the same basis. The Registrant monitors the impact of changes in interest rates on its net interest income using several tools.

     The Banks' goal is to minimize interest rate risk between interest bearing assets and liabilities at various maturities through its Asset-Liability Management ("ALM"). ALM involves managing the mix and pricing of assets and liabilities in the face of uncertain interest rates and an uncertain economic outlook. It seeks to achieve steady growth of net interest income with an acceptable amount of interest rate risk and sufficient liquidity. The process provides a framework for determining, in conjunction with the profit planning process, which elements of the Registrant's profitability factors can be controlled by management. Understanding the current position and implications of past decisions is necessary in providing direction for the future financial management of the Registrant. The Registrant uses an asset-liability model to determine the appropriate strategy for current conditions.

     Interest sensitivity management is part of the asset-liability management process. Interest sensitivity gap ("GAP") is the difference between total rate sensitive assets and rate sensitive liabilities in a given time period. The Registrant's rate sensitive assets are those repricing within one year and those maturing within one year. Rate sensitive liabilities include insured money market accounts, savings accounts, interest-bearing transaction accounts, time deposits and borrowings. The profitability of the Registrant is influenced significantly by management's ability to manage the relationship between rate sensitive assets and liabilities. At December 31, 2002, approximately 69% of the Registrant's earnings assets could be repriced within one year compared to approximately 91% of its interest-bearing liabilities. This compares to 69% and 92% in 2001.

     The Registrant's current GAP analysis reflects that in periods of increasing interest rates, rate sensitive assets will reprice slower than rate sensitive liabilities. The Registrant's GAP analysis also shows that at the interest repricing of one year, the Registrant's net interest margin would be adversely impacted. This analysis, however, does not take into account the dynamics of the marketplace. GAP is a static measurement that assumes if the prime rate increases by 100 basis points, all assets and liabilities that are due to reprice will increase by 100 basis points at the next opportunity. However, the Registrant is actually able to experience a benefit from rising rates in the short term because deposit rates do not follow the national money market. They are controlled by the local market. Loans do follow the money market; so when rates increase they reprice immediately, but the Registrant is able to manage the deposit side. The Registrant generally does not raise deposit rates as fast or as much. The Registrant also has the ability to manage its funding costs by choosing alternative sources of funds.

     The Registrant's current GAP position would also be interpreted to mean that in periods of declining interest rates, the Registrant's net interest margin would benefit. However, competitive pressures in the local market may not allow the Registrant to lower rates on deposits, but force the Registrant to lower rates on loans.

     Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Registrant could undertake in response to changes in interest rates.

     The rate sensitivity analysis as presented in the selected statistical information shows the Registrant's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity. Market risk sensitive instruments are generally defined as on and off balance sheet derivatives and other financial instruments.

     An important aspect of achieving satisfactory net interest income is the composition and maturities of rate sensitive assets and liabilities. The table generally reflects that in periods of rising interest rates, rate sensitive liabilities will reprice faster than rate sensitive assets, thus having a negative effect on net interest income. It must be understood, however, that such an analysis is only a snapshot picture and does not reflect the dynamics of the market place. Therefore, management reviews simulated earnings statements on a monthly basis to more accurately anticipate its sensitivity to changes in interest rates.

     The Registrant also measures its short-term exposure to interest rate risk by simulating the impact to net interest income under several rate change levels. Interest-earning assets and interest-bearing liabilities are rate shocked to stress test the impact to the Banks' net interest income and margin. The rate shock levels span three 100 basis point increments up and down from current interest rates. This information is used to monitor interest rate exposure risk relative to anticipated interest rate trends. ALM strategies are developed based on this analysis in an effort to limit the Banks' exposure to interest rate risk.

RESULTS OF OPERATIONS

                             2002 COMPARED TO 2001

     Net interest income remains an effective measurement of how well management has balanced the Registrant's interest rate sensitive assets and liabilities. Net interest income increased by $187,682. The increase of 2.0% compared to a 6.1% increase in 2001. The primary determinants of the increase were rates associated with deposits. Loan demand decreased slightly and funds were channeled into securities and CD's at other banks as they represent the highest available yielding asset. Management continued its policy of limited solicitation of high interest deposits. The drastic reduction in rates by the Federal Reserve system resulted in repricing of most of interest rate sensitive assets and deposits. After 2001 where asset rates decreased faster than deposits, deposit rates in 2002 stabilized which allowed the net interest margin to increase slightly. The yield on interest earning assets decreased to 7.16% from 9.08% while interest bearing deposits yield decreased to 3.04% from 5.20%. The net interest margin increased to 4.12% from 3.88%. With the rate reduction not anticipated to continue and possible increase in late 2003 the banks anticipate that net interest margins will not change much and margins will remain low.

     Interest and fees on loans decreased $3,122,564 or 18.7% in 2002 from 2001 due to rate decreases of 193 basis points and loan demand declining 1.5% in 2002. Interest on investment securities decreased $251,189 or 22.3% in 2002 from 2001 due to a decrease in the yield in investments as rates have decreased. Interest income on federal funds sold decreased $434,001 or 58.6% due to lower rates as the rates on federal funds sold reached lows not seen in years.

     Total interest expense decreased 42.9% or $4,004,436 from 2001 to 2002. The largest component of total interest expense is interest expense on deposits, which decreased $3,832,492 or 43.0% from 2001 to 2002 due to a substantial reduction in rates. The average rate paid on deposits was 3.04%, 5.20% and 5.54% in 2002, 2001 and 2000, respectively.

     The allowance for possible loan losses is established through charges to expense in the form of a provision for loan losses. The provision for loan losses was $1,004,000 and $893,000, respectively, for the years ended December 31, 2002 and 2001. The provision in 2002 reflects replenishing the allowance for loan losses to cover net charge-offs of $867,569, plus providing for the increase as a result of the local economies. The allowance for loan losses to total loans outstanding is 1.70% at December 31, 2002. Net charge-offs to average loans are 0.52% for 2002 as compared to 0.52% for 2001.

     The allowance for loan losses is based on an in-depth analysis of the loan portfolio. Specifically included in that analysis are the following types of loans: loans determined to be of a material amount, loans commented on by regulatory authorities, loans commented on by internal and external auditors, loans past due more than 60 days, and loans on a nonaccrual status. The allowance for loan losses is not allocated to specific credit risk, but rather to the overall loan portfolio as the individual banks are relatively small and can be looked at as a whole. The overall loan portfolio remains of good quality, however, some deterioration has been noted in the economy which reflects on the loan portfolio. The Banks have made provisions where necessary to reflect the overall quality of loans.

NON-INTEREST INCOME

     Non-interest income for 2002 decreased by $137,200 or 4.4% over 2001, as compared to an increase in 2001 of $407,219 or 15.0% over 2000. These increases generally resulted from increased activity in data processing and decreased in financial services, other income loss on sale of fixed assets and service charges on deposits. A significant contributor to non-interest income is service charges on deposit accounts which decreased 1.3%. Management views deposit fee income as critical influence on profitability. Periodic monitoring of competitive fee schedules and examination of alternative opportunities ensure that the Registrant realizes the maximum contribution to profits from this area.

NON-INTEREST EXPENSE

     Non-interest expenses totaled $8,829,471 in 2002 as compared to $9,084,778 in 2001. This represented a 2.8% decrease from 2001 to 2002, compared to a 9.4% increase from 2000 to 2001. The overall decreases during the year were attributable primarily to salaries and employee benefits and includes reduction of staff and expenses of small branch closed during 2002. Salaries and other personnel expenses, which comprised 50% of total non-interest expenses for 2002, were down $497,717 or 10.1% over 2001 due to staff reductions from branch closing and from continuing operations. During 2001 and 2000, salaries and other personnel expenses accounted for 50% and 52% of total other operating expenses, respectively.

     Combined net occupancy and furniture and equipment expenses increased $284,255, or 21.2% from 2001 to 2002, as compared to a decrease of $130,966, or 8.8% in 2001. The increase is primarily a result of addition at two banks and the complete remodeling of one bank.

INCOME TAXES

     Income tax expense totaled $823,633 in 2002 as compared to $733,859 in 2001. The changes in net income tax expense for the years were due to changes in taxable income for each respective year. Taxable income is affected by net income, income on tax exempt investment securities and loans, and the provision for loan losses. For tax purposes, the Bank can only recognize actual loan losses. The Registrant works actively with outside tax consultants to minimize tax expenses.

                             2001 COMPARED TO 2000

     Net interest income remains an effective measurement of how well management has balanced the Registrant's interest rate sensitive assets and liabilities. Net interest income decreased by $605,669. The decrease of 6.1%, which included a full year of the 2000 branch acquisitions, compared to a 25.8% increase in 2000 when the branch acquisitions were included after August. The primary determinants of the decrease were loans and time deposits. Loan demand increased slightly and funds were channeled into loans as they represent the highest yielding asset. Management continued its policy of limited solicitation of high interest deposits. The drastic reduction in rates by the Federal Reserve system resulted in repricing of most of interest rate sensitive assets and deposits. As the tables presented earlier demonstrate the assets rates decreased faster than deposits therefore, the margins were squeezed resulting in the decrease in net interest income. The yield on interest earning assets decreased to 9.08% from 10.31% while interest bearing deposits yield decreased to 5.20% from 5.54%. The net interest margin decreased to 3.88% from 4.77%. With the rate reduction not anticipated to continue this trend should correct itself during 2002; however, with the low rates currently in the market, this margin will remain low.

     Interest and fees on loans increased only $133,211 or .8% in 2001 from 2000 due to rate decreases of 123 basis points and loan growth of 5.6% in 2001. Interest on investment securities decreased $131,101 or 11.1% in 2001 from 2000 due to a slight decrease in the yield in investments as rates have decreased. Interest income on federal funds sold increased $117,989 or 18.9% due to higher average balances invested and lower rates.

     Total interest expense increased 8.8% or $756,847 from 2000 to 2001. The largest component of total interest expense is interest expense on deposits, which increased $783,123 or 9.6% from 2000 to 2001 due to a growth in deposits. The average rate paid on deposits was 5.13%, 5.54% and 4.82% in 2001, 2000 and 1999, respectively.

     The allowance for possible loan losses is established through charges to expense in the form of a provision for loan losses. The provision for loan losses was $893,000 and $424,000, respectively, for the years ended December 31, 2001 and 2000. The provision in 2001 reflects replenishing the allowance for loan losses to cover net charge-offs of $864,439, plus providing for the increase in total loans outstanding. The allowance for loan losses to total loans outstanding is 1.60% at December 31, 2001. Net charge-offs to average loans are .52% for 2001 as compared to 0.31% for 2000.

     The allowance for loan losses is based on an in-depth analysis of the loan portfolio. Specifically included in that analysis are the following types of loans: loans determined to be of a material amount, loans commented on by regulatory authorities, loans commented on by internal and external auditors, loans past due more than 60 days, and loans on a nonaccrual status. The allowance for loan losses is not allocated to specific credit risk, but rather to the overall loan portfolio as the individual banks are relatively small and can be looked at as a whole. The overall loan portfolio remains of good quality, however, some deterioration has been noted in the economy which reflects on the loan portfolio. The Banks have made provisions where necessary to reflect the overall quality of loans.

NON-INTEREST INCOME

     Non-interest income for 2001 increased by $407,219 or 15.0% over 2000, as compared to an increase in 2000 of $420,249 or 15.5% over 1999. These increases generally resulted from increased activity in data processing, financial services and service charges on deposits. A significant contributor to non-interest income is service charges on deposit accounts which increased 13.4%. Management views deposit fee income as critical influence on profitability. Periodic monitoring of competitive fee schedules and examination of alternative opportunities ensure that the Registrant realizes the maximum contribution to profits from this area. The addition of the branch acquisition contributed to the increase in fees.

NON-INTEREST EXPENSE

     Non-interest expenses totaled $9,084,778 in 2001 as compared to $8,301,997 in 2000. This represented a 9.4% increase from 2000 to 2001, and a 20.2% increase from 1999 to 2000. The overall increases during the year were attributable to growth in all geographic markets, and includes operations of branches acquired during 2000. Salaries and other personnel expenses, which comprised 54% of total non- interest expenses for 2001, were up $694,299 or 16.4% over 2000 due to normal salary increases, benefit cost increases, and increased personnel due to two new branches. During 2000 and 1999, salaries and other personnel expenses accounted for 52% and 54% of total other operating expenses, respectively.

     Combined net occupancy and furniture and equipment expenses decreased $130,966, or 8.8% from 2000 to 2001, as compared to an increase of $298,051, or 25.4% in 2000.

INCOME TAXES

     Income tax expense totaled $733,859 in 2001 as compared to $1,221,738 in 2000. The changes in net income tax expense for the years were due to changes in taxable income for each respective year. Taxable income is affected by net income, income on tax exempt investment securities and loans, and the provision for loan losses. For tax purposes, the Bank can only recognize actual loan losses. The Registrant works actively with outside tax consultants to minimize tax expenses.

RESULTS OF OPERATIONS

                             2000 COMPARED TO 1999

     Net interest income remains an effective measurement of how well management has balanced the Registrant's interest rate sensitive assets and liabilities. Net interest income increased by $1,619,133. The increase of 25.8%, which included the results of the branch acquisitions, compared to a 9.68% increase in 1999. The primary determinants of the increase were loans and time deposits. As loan demand increased, funds were channeled into higher yielding loans. Management continues its policy of not soliciting high interest deposits and was able to maintain stable cost of funds. The growth of assets and liabilities was primarily the reason for the increase as net interest margin decreased slightly to 4.77% from 4.83%. With the low interest rate currently in the market and the Registrant's current rate gap, the Registrant continued its efforts to channel funds into higher yielding assets. Due to the rate sensitivity gap, the Registrant attempted to improve its current position with a controlled attempt to lengthen its maturity of interest rate sensitive liabilities although this is difficult without rate adjustments upward.

     Interest and fees on loans increased $3,744,981 or 29.13% in 2000 from 1999 due to rate increased of 59 basis points and loan growth of 23.8% in 2000. Interest on investment securities increased $53,083 or 4.8% in 2000 from 1999 due to a slight increase in the yield in investments as rates have increased slightly. Interest income on federal funds sold increased $160,488 or 34.7% due to higher average balances invested and higher rates.

     Total interest expense increased 37% or $2,316,587 from 1999 to 2000. The largest component of total interest expense is interest expense on deposits, which increased $2,109,540 or 35.1% from 1999 to 2000 due to a rate increase and growth in deposits. The average rate paid on deposits was 5.54%, 4.82% and 5.27% in 2000, 1999 and 1998, respectively.

     The allowance for possible loan losses is established through charges to expense in the form of a provision for loan losses. The provision for loan losses was $424,000 and $503,000, respectively, for the years ended December 31, 2000 and 1999. The provision in 2000 reflects replenishing the allowance for loan losses to cover net charge-offs of $452,964, plus providing for the increase in total loans outstanding. The allowance for loan losses to total loans outstanding is 1.67% at December 31, 2000. Net charge-offs to average loans are .31% for 2000 as compared to 0.25% for 1999.

     The allowance for loan losses is based on an in-depth analysis of the loan portfolio. Specifically included in that analysis are the following types of loans: loans determined to be of a material amount, loans commented on by regulatory authorities, loans commented on by internal and external auditors, loans past due more than 60 days, and loans on a nonaccrual status. The allowance for loan losses is not allocated to specific credit risk, but rather to the overall loan portfolio as the individual banks are relatively small and can be looked at as a whole. The overall loan portfolio remains of good quality, however, some deterioration was noted in the economy which reflects on the loan portfolio. The Banks have made provisions where necessary to reflect the overall quality of loans.

NON-INTEREST INCOME

     Non-interest income for 2000 increased by $420,249 or 15.5% over 1999, as compared to an increase in 1999 of $392,788 or 20.6% over 1998. These increases generally resulted from increased activity in data processing, financial services and service charges on deposits. A significant contributor to non-interest income is service charges on deposit accounts which increased 24.2%. Management views deposit fee income as critical influence on profitability. Periodic monitoring of competitive fee schedules and examination of alternative opportunities ensure that the Registrant realizes the maximum contribution to profits from this area. The addition of the branch acquisition contributed to the increase in fees.

NON-INTEREST EXPENSE

     Non-interest expenses totaled $8,301,997 in 2000 as compared to $6,905,856 in 1999. This represented a 20.2% increase from 1999 to 2000, and an 8% increase from 1998 to 1999. The overall increases during the year were attributable to growth in all geographic markets, and includes operations of branches acquired during the year. Salaries and other personnel expenses, which comprised 51% of total non- interest expenses for 2000, were up $535,840 or 14.5% over 1999 due to normal salary increases, benefit cost increases, and increased personnel due to the one new branch. During 1999 and 1998, salaries and other personnel expenses accounted for 54% and 51% of total other operating expenses, respectively.

     Combined net occupancy and furniture and equipment expenses increased $298,051, or 25.4% from 1999 to 2000, as compared to an increase of $26,489, or 2.3% in 1999.

INCOME TAXES

     Income tax expense totaled $1,221,738 in 2000 as compared to $1,017,056 in 1999. The changes in net income tax expense for the years were due to changes in taxable income for each respective year. Taxable income is affected by net income, income on tax exempt investment securities and loans, and the provision for loan losses. For tax purposes, the Bank can only recognize actual loan losses. The Registrant works actively with outside tax consultants to minimize tax expenses.

REGULATORY MATTERS

     During the year 2002, federal and state regulatory agencies completed asset quality examinations at the Registrant's subsidiary banks. The Registrant's level and classification of identified potential problem loans was not revised significantly as a result of this regulatory examination process. However, one bank has seen some increase in classified loans as a result of branch acquisitions in the year 2000.

     Examination procedures require individual judgments about a borrower's ability to repay loans, sufficiency of collateral values and the effects of changing economic circumstances. These procedures are similar to those employed by the Registrant in determining the adequacy of the allowance for loan losses and in classifying loans. Judgments made by regulatory examiners may differ from those made by management.

     Management and the boards of directors of the Registrant and affiliates evaluate existing practices and procedures on an ongoing basis. In addition, regulators often make recommendations during the course of their examinations that relate to the operations of the Registrant and its affiliates. As a matter of practice, management and the boards of directors of the Registrant and its subsidiaries consider such recommendations promptly.

IMPACT OF INFLATION AND CHANGING PRICES

     The majority of assets and liability of a financial institution are monetary in nature; therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. An important effect of this has been the reduction of asset growth to maintain appropriate levels. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

     Management believes the most significant impact on financial results is the Registrant's ability to react to changes in interest rates. As discussed previously, management is attempting to maintain an essentially balanced position between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Registrant is exposed only to U.S. dollar interest rate changes and accordingly, the Registrant manages exposure by considering the possible changes in the net interest margin. The Registrant does not have any trading instruments nor does it classify any portion of the investment portfolio as held for trading. The Registrant does not engage in any hedging activities or enter into any derivative instruments other than mortgage backed securities, which are commonly pass through securities. Finally, the Registrant has no exposure to foreign currency exchange rate risk, commodity price risk, and other market risks.

     Interest rates play a major part in the net interest income of a financial institution. The sensitivity to rate changes is known as "interest rate risk." The repricing of interest earning assets and interest-bearing liabilities can influence the changes in net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset-Liability Management and Market Risk Sensitivity."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The following consolidated financial statements of the Registrant and its subsidiaries are included on pages F1 through F42 of this Annual report on Form 10-K.

  Consolidated Balance Sheets -- December 31, 2002 and 2001
  Consolidated Statements of Income and Other Comprehensive
     Income -- Years ended December 31, 2002, 2001 and 2000
  Consolidated Statements of Changes in Stockholders'
     Equity -- Years ended December 31, 2002, 2001 and 2000
  Consolidated Statements of Cash Flow -- Years ended
     December 31, 2002, 2001 and 2000
  Notes to Consolidated Financial Statements

                             SOUTH BANKING COMPANY

                                 ALMA, GEORGIA

                              FINANCIAL STATEMENTS

                               DECEMBER 31, 2002

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
South Banking Company
Alma, Georgia 31510

     We have audited the accompanying consolidated balance sheets of South Banking Company and Subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of South Banking Company and Subsidiaries at December 31, 2002 and 2001 and the consolidated results of its operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                          Respectfully submitted,

                                          DALTON & BENNETT, CPA'S

Waycross, Georgia
February 7, 2003

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA
                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2002           2001
                                                              ------------   ------------
                                         ASSETS
Cash and due from banks.....................................  $  9,436,272   $ 11,140,462
Deposits in other banks -- interest bearing.................     3,905,136      1,273,000
Investment securities
  Available for sale........................................    18,892,037     17,173,350
  Held to maturity -- market value of $52,445 in 2002 and
     $152,583 in 2001.......................................        47,746        147,536
Georgia Bankers stock.......................................       547,283        547,283
Federal Home Loan Bank stock................................       438,100        426,100
Federal funds sold..........................................    18,600,000     10,252,000
Loans.......................................................   169,805,432    172,378,811
Less: Unearned discount.....................................      (236,926)      (288,968)
Reserve for loan losses.....................................    (2,893,211)    (2,756,780)
                                                              $166,675,295   $169,333,063
Bank premises and equipment.................................     6,590,001      6,715,813
Intangible assets...........................................     1,444,786      1,680,572
Other assets................................................     4,181,677      6,101,344
                                                              ------------   ------------
Total Assets................................................   230,758,333    224,790,523
                                                              ============   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits: Demand -- non-interest bearing....................  $ 31,335,371   $ 29,999,788
          Demand -- interest bearing........................    35,171,392     32,764,586
          Savings...........................................    11,863,852     10,537,057
          Time..............................................   121,395,391    122,699,172
                                                              ------------   ------------
                                                              $199,766,006   $196,000,603
Borrowing...................................................     5,035,257      5,581,251
Accrued expenses and other liabilities......................     1,235,777      1,850,430
Federal funds purchased.....................................            --             --
N/P -- Federal Home Loan Bank...............................     3,000,000      1,500,000
                                                              ------------   ------------
Total Liabilities...........................................  $209,037,040   $204,932,284
                                                              ============   ============
Stockholders' Equity
Common stock $1 par value; shares authorized -- 1,000,000,
  shares issued and outstanding -- 2002 and 2001 -- 399,500
  and 399,500, respectively.................................  $    399,500   $    399,500
Surplus.....................................................     3,070,831      3,070,831
Undivided profits...........................................    17,800,222     16,291,126
Accumulated other comprehensive income......................       450,740         96,782
                                                              ------------   ------------
Total Stockholders' Equity..................................  $ 21,721,293   $ 19,858,239
                                                              ------------   ------------
Total Liabilities and Stockholders' Equity..................  $230,758,333   $224,790,523
                                                              ============   ============

   The accompanying notes are an integral part of these financial statements.

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                                                               YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                  2002           2001           2000
                                                              ------------   ------------   ------------
Interest Income
  Interest and other fees on loans..........................  $13,614,595    $16,737,159    $16,603,948
  Interest on deposits -- interest bearing..................       59,690         54,303         53,224
  Interest on federal funds sold............................      306,768        740,769        622,780
  Interest on investment securities:
    U.S. Treasury...........................................       21,853         31,021         77,571
    U.S. Government agencies................................      689,777        898,919        910,190
    Mortgage backed securities..............................        4,481         16,360         33,411
    State and municipal subdivisions........................       51,733         66,100         79,343
    Other securities........................................       39,011         60,031         73,017
                                                              -----------    -----------    -----------
      Total Interest Income.................................  $14,787,908    $18,604,662    $18,453,484
                                                              ===========    ===========    ===========
Interest Expense
  Interest on deposits......................................    5,072,288      8,904,780      8,121,657
  Interest -- other borrowing...............................      257,930        429,874        456,150
                                                              -----------    -----------    -----------
      Total Interest Expense................................  $ 5,330,218    $ 9,334,654    $ 8,577,807
                                                              -----------    -----------    -----------
  Net interest income.......................................    9,457,690      9,270,008      9,875,677
  Provision for loan losses.................................    1,004,000        893,000        424,000
                                                              -----------    -----------    -----------
  Net interest income after provision for loan losses.......  $ 8,453,690    $ 8,377,008    $ 9,451,677
                                                              -----------    -----------    -----------
Other Operating Income
  Service charge on deposits................................    1,763,507      1,787,500      1,576,094
  Commission on insurance...................................       81,600         81,052         89,036
  Other income..............................................      456,387        528,323        429,101
  Securities gains (losses).................................        6,699         (3,684)             7
  Data processing fees......................................      615,594        537,212        459,036
  Gain (Loss) on sale of fixed assets.......................      (44,394)        60,333          2,019
  Financial service income..................................      108,744        134,601        162,825
                                                              -----------    -----------    -----------
      Total Other Operating Income..........................  $ 2,988,137    $ 3,125,337    $ 2,718,118
                                                              -----------    -----------    -----------
Other Operating Expenses
  Salaries..................................................    3,530,330      3,676,504      3,354,689
  Profit sharing and other personnel expenses...............      896,401      1,247,944        875,460
  Occupancy expense of bank premises........................      482,441        514,595        475,452
  Furniture and equipment expense...........................    1,143,073        826,664        996,773
  Stationery and supplies...................................      192,885        199,901        254,881
  Data processing...........................................      233,800        295,852        310,141
  Director fees.............................................      187,925        182,760        174,260
  Other real estate expenses................................      171,286         92,080         13,006
  Other expenses............................................    1,991,330      2,048,478      1,847,335
                                                              -----------    -----------    -----------
      Total Other Operating Expenses........................  $ 8,829,471    $ 9,084,778    $ 8,301,997
                                                              -----------    -----------    -----------
  Income before income taxes................................  $ 2,612,356    $ 2,417,567    $ 3,867,798
  Applicable income taxes...................................      823,633        733,859      1,221,738
                                                              -----------    -----------    -----------
  Net Income................................................  $ 1,788,723    $ 1,683,708    $ 2,646,060
                                                              ===========    ===========    ===========
  Other comprehensive income before tax
    Unrealized gain on securities...........................      567,603        291,307        151,160
                                                              -----------    -----------    -----------
    Other comprehensive income before tax...................      567,603        291,307        151,160
    Income tax expenses related to items of other
      comprehensive income..................................      213,645        107,708         57,048
                                                              -----------    -----------    -----------
  Other comprehensive income, net of tax....................      353,958        183,599         94,112
                                                              -----------    -----------    -----------
  Comprehensive Income......................................  $ 2,142,681    $ 1,867,307    $ 2,740,172
                                                              ===========    ===========    ===========
  Per share data based on weighted outstanding shares:
    Weighted average outstanding............................      399,500        399,500        399,500
                                                              -----------    -----------    -----------
Net Income..................................................  $      4.48    $      4.21    $      6.62
                                                              ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                        ACCUMULATED
                                        COMMON                             OTHER           TOTAL
                                 ---------------------    UNDIVIDED    COMPREHENSIVE   STOCKHOLDERS'
                                  STOCK      SURPLUS       PROFITS        INCOME          EQUITY
                                 --------   ----------   -----------   -------------   -------------
Balance, December 31, 1999.....  $399,500   $3,070,831   $12,520,614     $(180,929)     $15,810,016
  Net income...................        --           --     2,646,060            --        2,646,060
  Cash dividends...............        --           --      (279,628)           --         (279,628)
  Unrealized gain (loss) on
     securities available for
     sale......................        --           --            --        94,112           94,112
  Redemption of shares.........        --           --            --            --               --
                                 --------   ----------   -----------     ---------      -----------
Balance, December 31, 2000.....  $399,500   $3,070,831   $14,887,046     $ (86,817)     $18,270,560
  Net income...................        --           --     1,683,708            --        1,683,708
  Cash dividends...............        --           --      (279,628)           --         (279,628)
  Unrealized gain (loss) on
     securities available for
     sale......................        --           --            --       183,599          183,599
  Redemption of shares.........        --           --            --            --               --
                                 --------   ----------   -----------     ---------      -----------
Balance, December 31, 2001.....  $399,500   $3,070,831   $16,291,126     $  96,782      $19,858,239
  Net income...................        --           --     1,788,723            --        1,788,723
  Cash dividends...............        --           --      (279,627)           --         (279,627)
  Unrealized gain (loss) on
     securities available for
     sale......................        --           --            --       353,958          353,958
  Redemption of shares.........        --           --            --            --               --
                                 --------   ----------   -----------     ---------      -----------
Balance, December 31, 2002.....  $399,500   $3,070,831   $17,800,222     $ 450,740      $21,721,293

   The accompanying notes are an integral part of these financial statements.

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                  2002           2001           2000
                                                              ------------   ------------   ------------
Cash Flows From Operating Activities:
  Net income................................................  $  1,788,723   $  1,683,708   $  2,646,060
  Add expenses not requiring cash:
  Provision for depreciation and amortization...............     1,126,529      1,080,954        930,972
  Provision for loan losses.................................     1,004,000        893,000        424,000
  Provision for loss on ORE.................................        75,518         52,000          3,408
  Bond portfolio losses (gains).............................        (6,699)         3,685             --
  (Gain) loss on sale of premises & equipment...............        44,395        (60,070)        (2,019)
  (Gain) loss on sale of other real estate owned............        48,099         20,625         23,040
  Increase (decrease) in taxes payable......................       (33,749)       136,792       (236,230)
  Increase (decrease) in interest payable...................      (429,046)      (403,513)       568,654
  Increase (decrease) in other liabilities..................      (151,858)      (119,749)       324,957
  (Increase) decrease in interest receivable................       384,228        341,390       (460,066)
  (Increase) decrease in prepaid expenses...................       145,737       (175,310)       (80,167)
  (Increase) decrease in other assets.......................       179,195        260,171       (284,686)
  Recognition of unearned loan income.......................       (52,042)        60,094             --
                                                              ------------   ------------   ------------
  Net Cash Provided By Operating Activities.................  $  4,123,030   $  3,773,777   $  3,857,923
                                                              ------------   ------------   ------------
Cash Flows From Investing Activities:
  Proceeds from maturities of securities held to maturity...  $    100,000   $         --   $    600,000
  Purchase of securities held to maturity...................            --             --             --
  Proceeds from maturity of securities available for sale...    18,714,220     25,668,030      2,101,866
  Net loans to customers....................................     1,087,543    (11,476,813)   (13,197,595)
  Proceeds from sale of securities available for sale.......            --        295,094             --
  Purchase of securities available for sale.................   (19,851,099)   (22,139,058)    (4,339,254)
  Purchase of premises and equipment........................      (833,062)    (2,044,019)    (1,645,225)
  Proceeds from sale of premises and equipment..............        16,020        639,520         29,970
  Proceeds from sale of other real estate owned.............     1,491,512        659,090        885,084
  Purchase of Bank stock....................................            --             --             --
  Purchase of FHLB stock....................................       (12,000)            --             --
  Purchase of Bank Branches.................................            --             --     (4,193,634)
                                                              ------------   ------------   ------------
  Net Cash Provided By Investing Activities.................  $    713,134   $ (8,398,156)  $(19,758,788)
                                                              ------------   ------------   ------------
Cash Flows From Financing Activities:
  Net increase (decrease) in demand deposits, NOW and money
    markets.................................................  $  3,742,389   $ 11,061,093   $  1,686,060
  Net increase in savings and time deposits.................        23,014     (7,739,705)    19,819,341
  Proceeds from borrowing...................................     1,500,000      1,523,810      4,756,750
  Payments on borrowing.....................................      (545,994)    (1,705,722)      (256,463)
  Dividends paid............................................      (279,627)      (279,628)      (279,628)
  Payments to retire stock..................................            --             --             --
  Increase in federal funds purchased.......................            --             --     (1,140,000)
                                                              ------------   ------------   ------------
Net Cash Provided By Financing Activities...................  $  4,439,782   $  2,859,648   $ 24,586,060
Net increase (decrease)in Cash and Cash Equivalents.........  $  9,275,946   $ (1,764,731)  $  8,685,195
Cash and Cash Equivalents at Beginning of Year..............    22,665,462     24,430,193     15,744,998
                                                              ------------   ------------   ------------
Cash and Cash Equivalents at End of Year....................  $ 31,941,408   $ 22,665,462   $ 24,430,193
                                                              ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of South Banking Company, Inc. and its subsidiaries conform with generally accepted accounting principles and with practices within the banking industry.

     (a) Basis of Presentation

     During 1996, Pineland State Bank was acquired by South Banking Company. The transaction was accounted for using the purchase method. During 2000, Pineland State Bank acquired, in its immediate vicinity, three branches of Flag, Inc. The transaction was accounted for using the purchase method.

     (b) Principles of Consolidation

     The consolidated financial statements include the accounts of South Banking Company, Alma, Georgia (The Bank) and its wholly owned bank subsidiaries, Alma Exchange Bank, Alma, Georgia; Peoples State Bank, Baxley, Georgia; Citizens State Bank, Kingsland, Georgia; Pineland State Bank, Metter, Georgia; and its wholly owned computer center, Bankers' Data Services, Inc., Alma, Georgia. All significant intercompany transactions and balances have been eliminated in consolidation.

     (c) Nature of Operations:

     The Banks provide a variety of banking services to individuals and businesses through its offices in Alma, Georgia; Kingsland, Georgia; Baxley, Georgia; Metter, Georgia; Cobbtown, Georgia; and Statesboro, Georgia. Its primary source of revenue is loans to customers who are primarily low to middle income individuals and small to mid size businesses.

     (d) Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of fore-closed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

     While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

     (e) Securities:

     The Bank's investments in securities are classified in two categories and accounted for as follows.

     - Securities to be Held to Maturity. Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

       accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

     - Securities Available for Sale. Securities available for sale consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as securities to be held to maturity.

     Declines in fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary have resulted in write-downs of the individual securities to their fair value. The related write-downs have been included in earnings as realized losses.

     Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of shareholders' equity until realized.

     Gains and losses on the sale of securities available-for-sale are determined using the specific-identification method.

  FEDERAL HOME LOAN BANK STOCK

     Individual banks within the holding company have joined the Federal Home Loan Bank ("FHLB") of Atlanta to increase the Bank's available liquidity. As a FHLB member, the Banks are required to acquire and retain shares of capital stock in FHLB of Atlanta in an amount equal to the greater of (1) 1.0% of the aggregate outstanding principal amount of the residential mortgage loans, home purchase contracts, and similar obligations, or (2) 0.3% of total assets at the beginning of each year. The Bank is in compliance with this requirement with an investment in FHLB stock of $438,100 and $426,100 at December 31, 2002 and 2001, respectively. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock has historically been at par value.

     (f) Loans Receivable:

  LOANS AND INTEREST INCOME

     Loans are carried at principal amounts outstanding reduced by unearned discounts. Interest income on all loans is recorded on an accrual basis. The accrual of interest is generally discontinued on loans which become 90 days past due as to principal or interest. The accrual of interest on some loans, however, may continue even though they are 90 days past due, if the loans are well secured, in the process of collection, and management deems inappropriate. If non-accrual loans decrease their past due status to 60 days or less, they are reviewed individually by management to determine if they should be returned to accrual status.

  IMPAIRED LOANS

     The Bank accounts for its impaired loans in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that all creditors value all specifically reviewed nonhomogeneous loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement at the loan's fair value. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on impaired loans and by requiring additional disclosures about how a creditor recognizes interest income related to impaired loans.

     The Bank determines which loans are impaired through a loan review process. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt no longer exists, cash receipts are applied under the contractual terms of the loan

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

agreement first to principal and then to interest income. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries or any amounts previously charged off. SFAS No. 114 specifically states that it need not be applied to "large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment". Thus, the Company determined that the statement does not apply to its consumer loan, credit card, or residential mortgage loan portfolios, except that it may choose to apply it to certain specific larger loans determined by management. In effect, these portfolios are covered adequately in the Company's normal formula for determining loan loss reserves.

  LOAN FEES AND COSTS

     Nonrefundable fees and certain direct costs associated with originating or acquiring loans are recognized as yield adjustment over the contractual life of the related loans, or if the related loan is held for resale, until the loan is sold. Recognition of deferred fees and costs is discontinued on non-accrual loans until they return to accrual status or are charged-off. Commitment fees associated with lending are deferred and if the commitment is exercised, the fee is recognized over the life of the related loan as a yield adjustment. If the commitment expires unexercised, the amount is recognized upon expiration of the commitment.

     (g) Allowances for Loan Losses:

     The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

     (h) Premises and Equipment:

     Land is carried at cost. Other premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line and the declining balance methods based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

     (i) Other Real Estate (ORE)

     Real estate acquired in satisfaction of a loan and in-substance foreclosures are reported in other assets. In-substance foreclosures are properties in which a borrower with little or no equity in the collateral, effectively abandons control of the property or has no economic interest to continue involvement in the property. The borrower's ability to rebuild equity based on current financial conditions also is considered doubtful. Properties acquired by foreclosure or deed in lieu of foreclosure and properties classified as in-substance foreclosures are transferred to ORE and recorded at the lower of cost of fair market value based on appraised value at the date actually or constructively received. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses. Losses on ORE due to subsequent valuation adjustments are recorded on a specific property basis.

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (j) Income Taxes

     Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for loan losses and accumulated depreciation. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bank files a consolidated federal income tax return with its subsidiaries. Each subsidiary provides for income taxes on a separate return basis and remits to the parent company amounts determined to be currently payable.

     (k) Intangibles

     The intangibles (Goodwill and Core Deposits) recorded by the Company in the acquisition of Pineland State Bank and subsequent branches are being amortized on a straight line basis over eight to ten years.

     (l) Earnings Per Share

     Earnings per share are based on the weighted average number of shares outstanding.

     (m) Comprehensive Income

     Comprehensive income includes net income and all other changes in equity during a period except those resulting from investments by owners and distributions to owners. Other comprehensive income includes revenues, expenses, gains, and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income.

     Comprehensive income and accumulated other comprehensive income are reported net of related income taxes. Accumulated other comprehensive income for the Bank consists solely of unrealized holding gains or losses on available-for-sale securities. In accordance with SFAS No. 130, the Company elected to disclose changes in comprehensive income in its Consolidated Statements of Income and Comprehensive Income.

     (n) Cash Flow Information

     For purposes of the statements of cash flows, the Company considers cash, federal funds sold and due from banks as cash and cash equivalents. Cash paid during the years ended December 31, 2002, 2001 and 2000 for interest was $5,759,264, $9,738,167, and $8,117,741, respectively. Total income tax payments during 2002, 2001 and 2000 were $790,000, $844,223, and $1,552,939, respectively.

     (o) Recent Pronouncements and Accounting Changes

     The Financial Accounting Standards Board (FASB) issued Statement of Financial Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, on July 20, 2001.

     SFAS No. 141 provides that all business combinations shall be accounted for using the purchase method of accounting; the use of the pooling-of-interests method is now prohibited. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 or to all business combinations accounted for by the purchase method that are completed after June 30, 2001. The Company has not been involved in any recent business combination discussions.

     SFAS No. 142 provides that goodwill shall not be amortized but should be tested for impairment on an annual basis, using criteria prescribed in the statement. If the carrying amount of goodwill exceeds its implied

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

fair value, as recalculated, an impairment loss equal to the excess shall be recognized. Recognized intangible assets other than goodwill should be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (superseded by SFAS No. 144, see discussion which follows). SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001.

     The Company's intangible assets at December 31, 2002 are classified as intangible assets other than goodwill. Approximately $1.393 million of the intangibles recorded on the balance sheet at December 31, 2002 represents the remaining unamortized intangible related to the Company's 2000 acquisition of three branch offices from another bank. The balance of $52 thousand is the remaining intangibles from the original purchase of the bank in 1996. The intangible are being amortized over eight to ten years in accordance with SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, which was not superseded by SFAS No. 142. During December 2001, the FASB announced it will undertake a limited-scope project to reconsider part of the guidance in SFAS No. 72.

     SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, was issued by the FASB on October 3, 2001 and is effective for fiscal years beginning after December 15, 2001. This statement effectively supersedes SFAS No. 121 and Accounting Principles Board (APB) Opinion No. 30 and requires that long-lived assets, including discontinued operations, that are to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell. The statement also resolves certain implementation issues regarding SFAS No. 121. This statement is not expected to have a material impact on the Company's statements of financial condition or results of operations.

NOTE 2.  INVESTMENT SECURITIES

     The amortized cost and estimated market values of investments in debt securities are as follows:

                                                                GROSS        GROSS
                                                 AMORTIZED    UNREALIZED   UNREALIZED
                                                   COST         GAINS        LOSSES     FAIR VALUE
                                                -----------   ----------   ----------   -----------
Securities available for sale --
December 31, 2002:
  U.S. Government and agency securities.......  $17,042,611    $190,160     $    --     $17,232,771
  State and municipal securities..............      848,460      37,063          --         885,523
  Mortgage backed securities..................       20,453         190          --          20,643
  Equity securities...........................      259,253     500,000       6,153         753,100
                                                -----------    --------     -------     -----------
  Totals......................................  $18,170,777    $727,413     $ 6,153     $18,892,037
                                                ===========    ========     =======     ===========
December 31, 2001:
  U.S. Government and agency securities.......  $15,583,819    $165,042     $57,519     $15,691,342
  State and municipal securities..............      948,774      34,883          --         983,657
  Mortgage backed securities..................      227,844       8,207          --         236,051
  Equity securities...........................      259,253       3,047          --         262,300
                                                -----------    --------     -------     -----------
  Totals......................................  $17,019,690    $211,179     $57,519     $17,173,350
                                                ===========    ========     =======     ===========

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                GROSS        GROSS
                                                 AMORTIZED    UNREALIZED   UNREALIZED
                                                   COST         GAINS        LOSSES     FAIR VALUE
                                                -----------   ----------   ----------   -----------
Securities to be Held to Maturity --
December 31, 2002:
  U.S. Government and agency securities.......  $        --    $     --     $    --     $        --
  State and municipal securities..............       47,746       4,699          --          52,445
  Mortgage backed securities..................           --          --          --              --
                                                -----------    --------     -------     -----------
  Totals......................................  $    47,746    $  4,699     $    --     $    52,445
                                                ===========    ========     =======     ===========
December 31, 2001
  U.S. Government and agency securities.......  $        --    $     --     $    --     $        --
  State and municipal securities..............      147,536       5,047          --         152,583
  Mortgage backed securities..................           --          --          --              --
                                                -----------    --------     -------     -----------
  Totals......................................  $   147,536    $  5,047     $    --     $   152,583
                                                ===========    ========     =======     ===========

     Gross realized gains and loses on sales of available-for-sale securities were $6,699 and $-0- in 2002, respectively and $-0- and $(3,685), respectively for 2001 and $-0- and $-0-, respectively in 2000. During the year ended December 31, 2001, investment securities available for sale, with a fair value at the date of sale of $295,094, were sold. In the years 2002 and 2000, no securities were sold. Securities called in 2002 resulted in gain of $6,699.

     Assets, principally securities carried at approximately $13,265,987 at December 31, 2002 and $11,615,367 at December 31, 2001, were pledged to secure public deposits and for other purposes required or permitted by law.

     The scheduled contractual maturities of securities to be held to maturity and securities available for sale at December 31, 2002 were as follows:

                                               SECURITIES                 SECURITIES
                                               TO BE HELD                  AVAILABLE
                                               TO MATURITY                 FOR SALE
                                                AMORTIZED                  AMORTIZED
                                                  COST       FAIR VALUE      COST       FAIR VALUE
                                               -----------   ----------   -----------   -----------
Due in one year or less......................    $    --      $    --     $   852,634   $   864,704
Due from one year to five years..............         --           --      15,839,960    16,011,428
Due from five years to ten years.............         --           --       1,000,000     1,030,502
Due after ten years..........................     47,746       52,445         218,930       232,303
                                                 -------      -------     -----------   -----------
                                                 $47,746      $52,445     $17,911,524   $18,138,937
                                                 =======      =======     ===========   ===========

     The market value of State and Other Political Subdivision Obligations is established with the assistance of an outside bond department and is based on available market data which often reflects transactions of relatively small size and is not necessarily indicative of prices at which large amounts of particular issues could readily be sold or purchased.

     Expected maturities will differ from contractual maturities because issuers may have the right to call on prepay obligations with or without call on prepayment penalties.

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3.  LOANS

     The composition of the bank's portfolio was as follows:

                                                                (IN THOUSANDS)
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
Commercial, financial and agricultural......................  $ 43,939   $ 49,558
Real estate -- mortgage.....................................    90,492     85,876
Real estate -- construction.................................     8,809      9,015
Installment and consumer....................................    26,565     27,929
                                                              --------   --------
  Total Loans...............................................  $169,805   $172,378
Less: Unearned discount.....................................      (237)      (289)
Reserve for loan losses.....................................    (2,893)    (2,756)
                                                              --------   --------
Loans, net..................................................  $166,675   $169,333
                                                              ========   ========

     Non-accrual loans (principally collateralized by real estate) amounted to approximately $748,000, $1,002,000 and $876,000 at December 31, 2002, 2001, and
2000, respectively. Impaired loans were $-0- and $-0- at December 31, 2002 and 2001.

     The Company and its subsidiaries have granted loans to the officers and directors of the Company, its subsidiaries, and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $546,892 and $805,074 at December 31, 2002 and 2001. During 2002, $232,658 of new loans were made, and repayments totaled $490,840.

NOTE 4.  RESERVE FOR LOAN LOSSES

     Transactions in the reserve for loan losses are summarized as follows:

                                                   YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                      2002           2001           2000
                                                  ------------   ------------   ------------
Balance at beginning of period..................   $2,756,780     $2,728,219     $2,168,877
                                                   ----------     ----------     ----------
Additions: Provision charged to operating
  expenses......................................   $1,004,000     $  893,000     $  424,000
Balance from bank acquisition...................           --             --        588,306
                                                   ----------     ----------     ----------
                                                   $3,760,780     $  893,000     $1,012,306
                                                   ----------     ----------     ----------
Deductions: Loans charged off...................   $1,006,028     $1,002,886     $  664,298
Less: recoveries................................      138,459        138,447        211,334
                                                   ----------     ----------     ----------
                                                   $  867,569     $  864,439     $  452,964
                                                   ----------     ----------     ----------
Balance at end of period........................   $2,893,211     $2,756,780     $2,728,219
                                                   ==========     ==========     ==========

     Additions to the reserve for loan losses are based on management's evaluation of the loan portfolio under current economic conditions, past loan loss experience and such other factors which, in management's judgment, deserve recognition in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Recognized losses are charged to the reserve and subsequent recoveries added.

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Loans having carrying values of $618,267 and $1,436,843 were transferred to foreclosed real estate in 2002 and 2001, respectively.

     The bank is not committed to lend additional funds to debtors whose loans have been modified.

NOTE 5.  DEPOSITS

     The aggregate amount of short-term jumbo CDs, each with a minimum denomination of $100,000, was approximately $35,871,828 in 2002 and $31,805,741 in 2001.

     At December 31, 2002, the scheduled maturities of CDs are as follows:

                                                               (IN THOUSANDS)
                                                               --------------
2003........................................................      $109,907
2004 and 2005...............................................        10,790
2006 and thereafter.........................................           698
                                                                  --------
                                                                  $121,395
                                                                  ========

NOTE 6. PREMISES AND EQUIPMENT

     A summary of the account:

                                                              YEAR ENDED     YEAR ENDED
                                                             DECEMBER 31,   DECEMBER 31,
                                                                 2002           2001
                                                             ------------   ------------
Land.......................................................  $   684,387    $   640,582
Buildings..................................................    5,512,798      5,971,572
Furniture and equipment....................................    5,643,224      5,697,359
                                                             -----------    -----------
                                                             $11,840,409    $12,309,513
Less: Accumulated depreciation.............................    5,250,408      5,593,700
                                                             -----------    -----------
                                                             $ 6,590,001    $ 6,715,813
                                                             ===========    ===========

     Depreciation expense was $898,459 in 2002, $860,117 in 2001 and $803,318 in
2000.

NOTE 7.  BORROWINGS

     Data relating to borrowing is as follows:

                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2002           2001
                                                              ------------   ------------
Parent Company --
Note payable in 10 annual payments with interest payable
  quarterly and accrues at prime rate minus 50 basis points
  Subsidiary bank stock is pledged to secure loan...........   $4,400,000     $4,725,000

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                               YEAR ENDED     YEAR ENDED
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2002           2001
                                                              ------------   ------------
Subsidiary -- Bankers Data Services, Inc.
Note payable due January 27, 2003 monthly principal amount
  of $10,833.33 plus interest. Interest accrues at prime
  minus 1% Computer equipment is pledged as collateral for
  loan......................................................    611,466        824,419
Note payable in 36 monthly payments of $434.02. Interest
  accrues at 1.9% rate and is secured by vehicle............         --            433
Note payable in 24 monthly payments of $664.13. Interest
  accrues at 5.9% rate and is secured by vehicle............         --          6,465
Note payable in 24 monthly payments of $791.66. Interest
  accrues at 0% and is secured by auto......................      7,917         17,416
Subsidiary -- Alma Exchange Bank Note payable in 36 monthly
  payments of $696.98. Interest accrues at 3.9% rate and is
  secured by vehicle........................................         --          7,517
Note payable in 3 annual payments of $7,937. Interest
  accrues at 0% and is secured by auto......................     15,874         23,811

     Following are maturities of long term debt for each of the next five years.

2003........................................................   $ 52,853
2004........................................................    562,937
2005........................................................    605,000
2006........................................................    655,000
2007........................................................    666,466

NOTE 8.  INCOME TAXES

     Income tax expense (benefit) was $823,633 for 2002, (an effective rate of 31.53)%, $733,859 for 2001 (an effective rate of 30.4)% and $1,221,738 for 2000
(an effective rate of 31.6)%. The actual expense for 2002, 2001 and 2000 differs from the "expected" tax expense for those years (computed by applying the federal corporate rate of 34)% as follows:

                                                              2002   2001   2000
                                                              ----   ----   ----
Computed "expected" tax expenses............................  34.0%  34.0%  34.0%
Alternative minimum tax.....................................    --     --     --
Effect of State Income Tax..................................   1.2%   (.1)%  1.1%
Tax exempt interest on securities and loans.................  (3.8)% (4.6)% (3.6)%
Other, net..................................................    .1%   1.1%    .1%
                                                              ----   ----   ----
                                                              31.5%  30.4%  31.6%
                                                              ====   ====   ====

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The current and deferred amounts of these tax provisions were as follows:

                                                         2002       2001        2000
                                                       --------   --------   ----------
Current..................................   -Federal   $716,252   $ 725,56   $1,178,493
                                              -State         --         --       83,299
Deferred.................................   -Federal     89,838      7,123      (24,534)
                                              -State     17,543      1,170      (15,520)
                                                       --------   --------   ----------
                                                       $823,633   $733,859   $1,221,738
                                                       ========   ========   ==========

     The tax effects of each type of income and expense item that gave rise to deferred taxes are:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2002           2001
                                                              ------------   ------------
Net unrealized appreciation on securities available for
  sale......................................................   $(272,843)     $ (55,726)
Depreciation................................................    (322,901)      (219,899)
Deferred loan fees..........................................      83,448        101,281
Allowance for credit losses.................................     786,372        788,595
Other.......................................................      55,833         32,728
Purchase accounting treatment...............................     (65,820)       (65,820)
                                                               ---------      ---------
Net deferred tax asset (liability)..........................   $ 264,089      $ 581,159
                                                               =========      =========

NOTE 9.  EMPLOYEE BENEFIT PLANS

     The Company maintains a 401K deferred compensation plan for all subsidiaries effective January 1, 1993. The Company elected to match 75% of employee contributions for 2002, 2001 and 2000. The expense to the Company for 2002, 2001 and 2000 was $128,120, $140,000, and $134,297, respectively.

NOTE 10.  LEASES

     The Pineland State Bank leases 5.35 acres of land in Candler County under an operating lease expiring December 31, 2054 with an option to lease the land for an additional 75 years.

     Minimum future rental payments under non-cancelable operating lease having remaining term in excess of 1 year as of December 31, 2001 for each of the next 5 years and in the aggregate is:

YEAR ENDED
----------
2003........................................................  $  4,000
2004........................................................     4,000
2005........................................................     4,000
2006........................................................     4,000
2007........................................................     4,000
Subsequent to 2008..........................................   188,000
                                                              --------
Total minimum future rental payments........................  $208,000
                                                              ========

     In June, 1997, the parties amended the lease to allow Pineland State Bank to sublet part of the property and in consideration, the landlord will receive 50% of gross rental under the sublease in addition to the minimum amount above.

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11.  LIABILITIES

     Standby Letters of Credit. These transactions are used by the Company's customers as a means of improving their credit standing in their dealings with others. Under these agreements, the Company agrees to honor certain financial commitments in the event that its customers are unable to do so. As of December 31, 2002 and 2001, the Company had $622,179 and $911,779 in outstanding standby letters of credit.

     Loan Commitments. As of December 31, 2002 and 2001, the Company had commitments outstanding to extend credit totaling $14,493,616 and $15,710,009, respectively. These commitments generally require the customers to maintain certain credit standards. Management does not anticipate any material losses as a result of these commitments.

NOTE 12.  FINANCIAL INSTRUMENTS

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, and standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

  COMMITMENTS TO EXTEND CREDIT AND FINANCIAL GUARANTEES

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies; but, may include accounts receivable; inventory, property, plant and equipment; and income-producing commercial properties.

     Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements, including commercial paper and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds various assets as collateral supporting those commitments for which collateral is deemed necessary.

     The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in 2002, 2001 or 2000.

NOTE 13.  RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

     Dividends are paid by the Company from its assets which are mainly provided by dividends from the Banks. However, certain restrictions exist regarding the ability of the Banks to transfer funds to the Company

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

in the form of cash dividends, loans or advances. The approval of the Georgia Department of Banking is required to pay dividends in excess of 50% of the Bank's net profits for the prior year.

NOTE 14.  RESTRICTIONS ON CASH AND DUE FROM BANKS

     Under Federal Reserve regulation, the Bank also is limited as to the amount it may loan to its affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 2002, the maximum amount available for transfer from the Bank to the Company in the form of loans approximated 20% of consolidated net equity.

     The bank is required to maintain reserve balances with the Federal Reserve Bank. The average amount of those reserve balances for the year ended December 31, 2002 was approximately $-0-.

NOTE 15.  RELATED PARTY TRANSACTIONS

     The Company has entered into a split dollar life insurance arrangement with a director and substantial shareholder. The Company and director's trust each contribute toward the payment of premium for life insurance policy. The Company records its contribution at the present value of anticipated future return or total cash surrender value of policy, whichever is higher; however, the carrying amount cannot exceed the amount of premiums paid by the Company. The Company will receive all reimbursement from anticipated withdrawal of cash surrender value or from the proceeds of policy in the event of the death of the director. All cash surrender value of the policy accrues to the benefit of the Company until such time as the cash surrender value exceeds advances made by the Company. As of December 31, 2002, $920,596 is carried in other assets related to this arrangement.

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table shows the estimated fair value and the related carrying values of South Banking Company's financial instruments at December 31, 2002 and 2001. Items which are not financial instruments are not included.

                                                                       2002
                                                           -----------------------------
                                                             CARRYING     ESTIMATED FAIR
                                                              AMOUNT          VALUE
                                                           ------------   --------------
Cash and due from financial institutions.................  $  9,436,272    $  9,436,272
Interest earning balances with financial institutions....     3,905,136       3,905,136
Federal funds sold.......................................    18,600,000      18,600,000
Securities available for sale............................    18,892,037      18,892,037
Securities held to maturity..............................        47,746          52,445
Federal Home Loan Bank stock.............................       438,100         438,100
Georgia Bankers Bank -- stock............................       547,283       1,312,830
Loans -- net of allowances...............................   166,675,295     169,209,000
Demand and savings deposits..............................    78,370,615      78,370,615
Time deposits............................................   121,395,391     121,844,000
Federal funds purchased..................................            --              --

                                                                       2001
                                                           -----------------------------
Cash and due from financial institutions.................  $ 11,140,462    $ 11,140,462
Interest earning balances with financial institutions....     1,273,000       1,273,000
Federal funds sold.......................................    10,252,000      10,252,000
Securities available for sale............................    17,173,350      17,173,350
Securities held to maturity..............................       147,536         152,583
Federal Home Loan Bank stock.............................       426,100         426,100
Georgia Bankers Bank -- stock............................       547,283         770,240
Loans -- net of allowances...............................   169,333,063     161,938,092
Demand and savings deposits..............................    73,301,431      73,301,431
Time deposits............................................   122,699,172     123,606,169
Federal funds purchased..................................            --              --

     For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2002 and 2001. The estimated fair value for cash and due from financial institutions and federal funds sold are considered to approximate cost. The estimated fair value for interest-earning balances with financial institutions, securities available-for-sale, securities held-to-maturity, and Georgia Bankers Bank stock are based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for commercial loans is based on estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at December 31, 2002 and 2001, applied for an estimated time period until the loan is assumed to reprice or be paid. The estimated fair value for other loans is based on estimates of the rate the Company would charge for similar such loans at December 31, 2002 and 2001 applied for the time period until estimated repayment. The estimated fair value for individual retirement account deposits and time deposits is based on estimates of the rate the Company would pay on such deposits or borrowings at December 31, 2002 and 2001, applied for the time period until

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

maturity. The estimated fair value for other financial instruments and off-balance-sheet loan commitments are considered to approximate cost at December 31, 2002 and 2001.

     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at December 31, 2002 and 2001, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2002 and 2001 should not necessarily be considered to apply at subsequent dates.

     In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in the financial statements, nevertheless, may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill, and similar items.

NOTE 17.  REGULATORY MATTERS

     The Company and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and its subsidiaries meet all capital adequacy requirements to which it is subject.

     As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that, management believes, have changed the institution's category.

     The Company and its subsidiaries' actual capital amounts and ratios are also presented in the table.

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                 TO BE WELL CAPITALIZED
                                                                                      UNDER PROMPT
                                                         FOR CAPITAL ADEQUACY      CORRECTIVE ACTION
                                           ACTUAL              PURPOSES                PROVISIONS
                                       ---------------   ---------------------   ----------------------
                                       AMOUNT    RATIO     AMOUNT       RATIO      AMOUNT       RATIO
                                       -------   -----   -----------   -------   -----------   --------
As of December 31, 2002:
Total Capital (to Risk Weighted
  Assets) Consolidated...............  $22,137   12.0%    >$ 14,655      >8.0%    >$ 18,320      >10.0%
  Subsidiary --
     Alma............................    7,993   12.8%       >4,977      >8.0%       >6,221      >10.0%
  Subsidiary --
     Baxley..........................    7,141   15.2%       >3,750      >8.0%       >4,687      >10.0%
  Subsidiary --
     Kingsland.......................    3,343   13.4%       >1,997      >8.0%       >2,496      >10.0%
  Subsidiary --
     Metter..........................    5,622   11.7%       >3,840      >8.0%       >4,800      >10.0%

                                                                                      TO BE WELL
                                                                                   CAPITALIZED UNDER
                                                           FOR CAPITAL ADEQUACY    PROMPT CORRECTIVE
                                             ACTUAL              PURPOSES          ACTION PROVISIONS
                                         ---------------   ---------------------   -----------------
                                         AMOUNT    RATIO     AMOUNT      RATIO      AMOUNT     RATIO
                                         -------   -----   ----------   --------   ---------   -----
As of December 31, 2002:
Tier I Capital (to Risk Weighted
  Assets) Consolidated.................  $19,825   10.8%    >$ 7,328       >4.0%   >$  7,328    >6.0%
  Subsidiary --
     Alma..............................    7,207   11.6%      >2,488       >4.0%      >3,732    >6.0%
  Subsidiary --
     Baxley............................    6,540   13.9%      >1,875       >4.0%      >2,812    >6.0%
  Subsidiary --
     Kingsland.........................    3,030   12.1%        >998       >4.0%      >1,498    >6.0%
  Subsidiary --
     Metter............................    5,019   10.5%      >1,920       >4.0%      >2,880    >6.0%
As of December 31, 2002:
Tier I Capital (to Average Assets)
  Consolidated.........................  $19,825    8.7%    >$ 9,123       >4.0%   >$ 11,404    >5.0%
  Subsidiary --
     Alma..............................    7,207    9.2%      >3,132       >4.0%      >3,915    >5.0%
  Subsidiary --
     Baxley............................    6,540   11.9%      >2,197       >4.0%      >2,747    >5.0%
  Subsidiary --
     Kingsland.........................    3,030    9.1%      >1,331       >4.0%      >1,663    >5.0%
  Subsidiary --
     Metter............................    5,019    8.2%      >2,440       >4.0%      >3,050    >5.0%

                             SOUTH BANKING COMPANY
                                 ALMA, GEORGIA

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                               TO BE WELL CAPITALIZED
                                                        FOR CAPITAL ADEQUACY   UNDER PROMPT CORRECTIVE
                                          ACTUAL              PURPOSES            ACTION PROVISIONS
                                      ---------------   --------------------   -----------------------
                                      AMOUNT    RATIO     AMOUNT      RATIO      AMOUNT        RATIO
                                      -------   -----   ----------   -------   -----------   ---------
As of December 31, 2001:
Total Capital (to Risk Weighted
  Assets) Consolidated..............  $20,435   10.9%   >$ 15,041      >8.0%    >$ 18,801       >10.0%
  Subsidiary --
     Alma...........................    7,775   11.5%      >5,384      >8.0%       >6,730       >10.0%
  Subsidiary --
     Baxley.........................    6,737   15.9%      >3,381      >8.0%       >4,227       >10.0%
  Subsidiary --
     Kingsland......................    3,192   12.4%      >2,065      >8.0%       >2,581       >10.0%
  Subsidiary --
     Metter.........................    5,410   10.4%      >4,159      >8.0%       >5,199       >10.0%
As of December 31, 2001:
Tier I Capital (to Risk Weighted
  Assets) Consolidated..............   18,080    9.6%      >7,520      >4.0%      >11,280        >6.0%
  Subsidiary --
     Alma...........................    6,924   10.3%      >2,692      >4.0%       >4,038        >6.0%
  Subsidiary --
     Baxley.........................    6,207   14.7%      >1,691      >4.0%       >2,536        >6.0%
  Subsidiary --
     Kingsland......................    2,868   11.1%      >1,032      >4.0%       >1,549        >6.0%
  Subsidiary --
     Metter.........................    4,769    9.2%      >2,080     > 4.0%       >3,120        >6.0%

                                                                                    TO BE WELL
                                                                                 CAPITALIZED UNDER
                                                               FOR CAPITAL       PROMPT CORRECTIVE
                                              ACTUAL        ADEQUACY PURPOSES    ACTION PROVISIONS
                                          ---------------   ------------------   -----------------
                                          AMOUNT    RATIO    AMOUNT     RATIO     AMOUNT     RATIO
                                          -------   -----   ---------   ------   ---------   -----
As of December 31, 2001:
Tier I Capital (to Average Assets)
  Consolidated..........................  $18,080    8.1%   >$ 8,924     4.0%    >$ 11,155    >5.0%
  Subsidiary --
     Alma...............................    6,924    8.9%     >3,104     4.0%       >3,881    >5.0%
  Subsidiary --
     Baxley.............................    6,207   12.1%     >2,052     4.0%       >2,565    >5.0%
  Subsidiary --
     Kingsland..........................    2,868    9.1%     >1,266     4.0%       >1,583    >5.0%
  Subsidiary --
     Metter.............................    4,769    7.8%     >2,435     4.0%       >3,043    >5.0%

                             SOUTH BANKING COMPANY
                           (PARENT CORPORATION ONLY)

                                 ALMA, GEORGIA

                              FINANCIAL STATEMENTS

                               DECEMBER 31, 2002

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
South Banking Company
Alma, Georgia 31510

     Under date of February 7, 2003, we reported on the consolidated balance sheets of South Banking Company, as of December 31, 2002 and 2001, and the related statements of income, cash flows and stockholders' equity for the three years in the period ended December 31, 2002.

     In connection with our examination of the aforementioned consolidated financial statements, we also audited the accompanying balance sheets (Parent Corporation Only) as of December 31, 2002 and 2001 and the related statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of South Banking Company (Parent Corporation Only) as of December 31, 2002 and 2001, and the results of its operations, stockholders' equity and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

                                          Respectfully submitted,

                                          DALTON & BENNETT, CPA'S

February 7, 2003

                             SOUTH BANKING COMPANY
                           (PARENT CORPORATION ONLY)
                                 ALMA, GEORGIA
                                 BALANCE SHEETS

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2002           2001
                                                              ------------   ------------
                                         ASSETS
Cash and due from banks
  Interest bearing..........................................  $ 1,337,688    $ 1,243,497
  Non-interest bearing......................................       43,077         36,862
Investment in bank's subsidiaries...........................   23,386,303     22,543,800
Investment in nonbank subsidiaries..........................      648,074        463,535
Investment-Nexity Financial-available for sale..............      750,000        250,000
Other assets................................................       63,837         16,423
Prepaid income taxes........................................      362,355        351,370
Due from subsidiaries.......................................           --             --
                                                              -----------    -----------
Total Assets................................................  $26,591,334    $24,905,487
                                                              ===========    ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable..........................................  $       186    $       186
  Other liabilities.........................................      195,754          3,018
  Accrued income taxes......................................           --             --
  Notes payable.............................................    4,400,000      4,725,000
  Due to subsidiaries.......................................      274,101        319,044
  Total Liabilities.........................................  $ 4,870,041    $ 5,047,248
                                                              -----------    -----------
Stockholders' Equity
  Common stock of $1 par value; authorized 1,000,000 shares;
     issued and outstanding, 2002 and 2001 399,500 and
     399,500, respectively..................................  $   399,500    $   399,500
  Surplus...................................................    3,070,831      3,070,831
  Undivided profits.........................................   17,800,222     16,291,126
  Accumulated other comprehensive income....................      450,740         96,782
                                                              -----------    -----------
  Total Stockholders' Equity................................  $21,721,293    $19,858,239
                                                              -----------    -----------
Total Liabilities and Stockholders' Equity..................  $26,591,334    $24,905,487
                                                              ===========    ===========

    The accompanying note is an integral part of these financial statements.

                             SOUTH BANKING COMPANY
                           (PARENT CORPORATION ONLY)
                                 ALMA, GEORGIA
                              STATEMENT OF INCOME

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              2002           2001           2000
                                                          ------------   ------------   ------------
Income
Dividends from bank subsidiaries........................   $  978,593     $  994,156     $  985,387
Miscellaneous income....................................           --             --            788
Interest income.........................................       25,738         45,641         23,479
Management fees.........................................      112,800        108,000        102,000
Dividends -- other......................................           --          2,673          5,345
Loss on sale of stock...................................           --         (4,906)            --
                                                           ----------     ----------     ----------
Total Income............................................   $1,117,131     $1,145,564     $1,116,999
                                                           ==========     ==========     ==========
Expenses
Salaries................................................   $   82,158     $   80,543     $   83,169
Amortization............................................           --          1,498         13,526
Interest................................................      200,222        337,286        318,822
Professional fees.......................................       36,236         25,791         75,045
Other...................................................       91,840         67,837         75,621
                                                           ----------     ----------     ----------
Total Expenses..........................................   $  410,456     $  512,955     $  566,183
                                                           ==========     ==========     ==========
Income before income taxes and equity in undistributed
  income (loss) of subsidiaries.........................   $  706,675     $  632,609     $  550,816
Provision (credit) for income taxes.....................      (97,665)      (136,526)      (164,606)
                                                           ----------     ----------     ----------
Income before equity in undistributed income in
  subsidiaries..........................................   $  804,340     $  769,135     $  715,422
                                                           ----------     ----------     ----------
Equity in undistributed income of bank subsidiaries.....   $  799,845     $  792,336     $1,904,756
Equity in undistributed income (loss) of nonbank
  subsidiaries..........................................      184,538        122,237         25,882
                                                           ----------     ----------     ----------
                                                           $  984,383     $  914,573     $1,930,638
                                                           ----------     ----------     ----------
Net Income..............................................   $1,788,723     $1,683,708     $2,646,060
                                                           ==========     ==========     ==========
Other Comprehensive Income before tax
Unrealized gain on securities...........................   $  567,712     $  278,166     $  151,160
                                                           ----------     ----------     ----------
Other Comprehensive Income before tax...................   $  567,712     $  278,166     $  151,160
Income tax expenses related to items of other
  comprehensive income..................................      213,754         94,577         57,048
                                                           ----------     ----------     ----------
Other comprehensive income, net of tax..................   $  353,958     $  183,589     $   94,112
                                                           ----------     ----------     ----------
Comprehensive income....................................   $2,142,681     $1,867,297     $2,740,172
                                                           ==========     ==========     ==========
Per share data based on weighted outstanding shares:
  Weighted average outstanding..........................      399,500        399,500        399,500
                                                           ----------     ----------     ----------
Net Income..............................................   $     4.48     $     4.21     $     6.62
                                                           ==========     ==========     ==========

    The accompanying note is an integral part of these financial statements.

                             SOUTH BANKING COMPANY
                           (PARENT CORPORATION ONLY)
                                 ALMA, GEORGIA
                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                                        ACCUMULATED
                                                                           OTHER           TOTAL
                                  COMMON                  UNDIVIDED    COMPREHENSIVE   STOCKHOLDERS'
                                  STOCK      SURPLUS       PROFITS        INCOME          EQUITY
                                 --------   ----------   -----------   -------------   -------------
Balance, December 31, 1999.....  $399,500   $3,070,831   $12,520,614     $(180,929)     $15,810,016
  Net income...................        --           --     2,646,060            --        2,646,060
  Cash dividends...............        --           --      (279,628)           --         (279,628)
  Unrealized gain (loss) on
     securities available for
     sale......................        --           --            --        94,112           94,112
  Redemption of shares.........        --           --            --            --               --
                                 --------   ----------   -----------     ---------      -----------
Balance, December 31, 2000.....  $399,500   $3,070,831   $14,887,046     $ (86,817)     $18,270,560
  Net income...................        --           --     1,683,708            --        1,683,708
  Cash dividends...............        --           --      (279,628)           --         (279,628)
  Unrealized gain (loss)on
     securities available for
     sale......................        --           --            --       183,599          183,599
Redemption of shares...........        --           --            --            --               --
                                 --------   ----------   -----------     ---------      -----------
Balance, December 31, 2001.....  $399,500   $3,070,831   $16,291,126     $  96,782      $19,858,239
  Net income...................        --           --     1,788,723            --        1,788,723
  Cash dividends...............        --           --      (279,627)           --         (279,627)
  Unrealized gain (loss) on
     securities available for
     sale......................        --           --            --       353,958          353,958
  Redemption of shares.........        --           --            --            --               --
                                 --------   ----------   -----------     ---------      -----------
Balance, December 31, 2002.....  $399,500   $3,070,831   $17,800,222     $ 450,740      $21,721,293
                                 ========   ==========   ===========     =========      ===========

    The accompanying note is an integral part of these financial statements.

                             SOUTH BANKING COMPANY
                           (PARENT CORPORATION ONLY)
                                 ALMA, GEORGIA

                            STATEMENT OF CASH FLOWS

                                                          YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                             2002           2001           2000
                                                         ------------   ------------   ------------
Cash Flows From Operating Activities:
  Net income...........................................   $1,788,723     $1,683,708    $ 2,646,060
  Add expenses not requiring cash:
  Depreciation and Amortization........................       11,569         11,731         21,870
  Undistributed earnings of Subsidiaries...............     (984,383)      (914,573)    (1,930,638)
  Loss on sale of stock................................           --          4,906             --
  Increase (decrease) in other liabilities.............        4,035          2,230            788
  Increase (decrease) in accrued income taxes..........           --             --        (21,653)
  (Increase) decrease in other assets..................          360          1,369            725
  (Increase) decrease in prepaid income taxes..........      (10,985)      (136,793)      (214,577)
  (Increase) decrease in due from
     subsidiary -- taxes...............................           --             --        105,672
  Increase (decrease) in due to subsidiary.............      (44,943)       189,573        129,471
                                                          ----------     ----------    -----------
Net Cash Provided by Operating Activities..............   $  764,376     $  842,151    $   737,718
                                                          ----------     ----------    -----------
Cash Flows From Investing Activities:
Capital contribution to Subsidiary.....................   $       --     $ (200,000)   $(2,700,000)
Purchase of fixed assets...............................      (59,343)            --        (27,532)
Sale of CB Financial...................................           --        295,094             --
                                                          ----------     ----------    -----------
Net Cash Used by Investing Activities..................   $  (59,343)    $   95,094    $(2,727,532)
                                                          ----------     ----------    -----------
Cash Flows From Financing Activities:
Payments on note payable Bank..........................   $ (325,000)    $ (475,000)   $   (60,000)
Proceeds from notes payable to banks...................           --             --      2,900,000
Dividends paid.........................................     (279,627)      (279,628)      (279,628)
                                                          ----------     ----------    -----------
Redemption of common stock.............................           --             --             --
Net Cash Provided (Used) by Financing Activities.......   $ (604,627)    $ (754,628)   $ 2,560,372
                                                          ----------     ----------    -----------
Net increase (decrease) in cash and cash equivalents...   $  100,406     $  182,617    $   570,558
Cash and Cash Equivalents at beginning of year.........    1,280,359      1,097,742        527,184
                                                          ----------     ----------    -----------
Cash and Cash Equivalents at end of year...............   $1,380,765     $1,280,359    $ 1,097,742
                                                          ==========     ==========    ===========

    The accompanying note is an integral part of these financial statements.

                             SOUTH BANKING COMPANY
                           (PARENT CORPORATION ONLY)
                                 ALMA, GEORGIA

                         NOTES TO FINANCIAL STATEMENTS

(A) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  GENERAL --

     The following notes to the financial statements of South Banking Corporation, formed on July 28, 1981, (parent corporation only) (the corporation) includes only that information which is in addition to information presented in the consolidated financial statements and notes to consolidated financial statements.

  INVESTMENT IN SUBSIDIARIES --

     The corporation reports its investment in the common stock of its subsidiaries at its equity in the net assets of the subsidiaries.

  ORGANIZATION COSTS --

     Organization costs have been deferred and are being amortized on a straight-line basis over a period of five years.

                                                                      APPENDIX B

      PRO FORMA DATA DISCLOSING THE EFFECT OF THE REVERSE STOCK SPLIT AND
          BUYBACK OF FRACTIONAL SHARES ON THE COMPANY'S BALANCE SHEET
                            AS OF DECEMBER 31, 2002
                         THE MOST RECENT QUARTER ENDED

                             SOUTH BANKING COMPANY

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                  DECEMBER 31, 2002
                                                    ---------------------------------------------
                                                                   REVENUE SPLIT &
                                                                       BUYBACK
                                                      REPORTED       ADJUSTMENT       PRO FORMA
                                                    ------------   ---------------   ------------
                                             ASSETS
  Cash............................................  $  9,436,272      $(366,000)     $  9,070,272
  Deposit in other bank -- interest bearing.......     3,905,136             --         3,905,136
  Investment securities...........................    18,939,783             --        18,939,783
  Georgia Bankers stock...........................       547,283             --           547,283
  Federal Home Loan stock.........................       438,100             --           438,100
  Federal funds sold..............................    18,600,000             --        18,600,000
  Loans (net).....................................   166,675,295             --       166,675,295
  Bank premises and equipment.....................     6,590,001             --         6,590,001
  Intangible assets...............................     1,444,786             --         1,444,786
  Other assets....................................     4,181,677             --         4,181,677
                                                    ------------      ---------      ------------
Total Assets......................................  $230,758,333      $(366,000)     $230,392,333
                                                    ============      =========      ============

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits..........................................                           --
  Demand -- non-interest bearing..................  $ 31,335,371      $      --      $ 31,335,371
  Demand -- interest bearing......................    35,171,392             --        35,171,392
Savings...........................................    11,863,852             --        11,863,852
Time..............................................   121,395,391             --       121,395,391
                                                    ------------      ---------      ------------
                                                     199,766,006             --       199,766,006
Borrowing.........................................     5,035,257             --         5,035,257
  Accrued expense and other liabilities...........     1,235,777             --         1,235,777
  Federal funds purchased.........................            --             --                --
  Note payable FHLB...............................     3,000,000             --         3,000,000
                                                    ------------      ---------      ------------
Total Liabilities.................................  $209,037,040      $      --      $209,037,040
                                                    ------------      ---------      ------------
Stockholders' Equity
  Common stock....................................  $    399,500      $  (9,150)     $    390,350
  Surplus.........................................     3,070,831        (70,333)        3,000,498
  Undivided profits...............................    17,800,222       (286,517)       17,513,705
  Accumulated other comprehensive income..........       450,740             --           450,740
                                                    ------------      ---------      ------------
Total Stockholders' Equity........................  $ 21,721,293      $(366,000)     $ 21,355,293
                                                    ------------      ---------      ------------
Total Liabilities and Stockholders' Equity........  $230,758,333      $(366,000)     $230,392,333
                                                    ============      =========      ============
Common stock book value...........................  $ 21,721,293      $(366,000)     $ 21,355,293
Number of shares outstanding......................       399,500       (391,640)            7,807
  Per share.......................................         54.41             --          2,735.40

                             SOUTH BANKING COMPANY

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

REVERSE SPLIT AND BUYBACK ADJUSTMENTS

1.  Balance Sheet: December 31, 2002

     The pro forma balance sheet reflects the reduction in cash and cash equivalents and the decrease in stockholders' equity of $366,000 resulting from the buyback of estimated fractional common shares (9,150 shares) after the 1-for-50 reverse common stock split at $40 per share, as if the buyback occurred at December 31, 2002.

     The retained earnings adjustment of $286,517 reflects the total adjustment of stockholders' equity of $366,000 net of the par value of the related common stock and a pro rata portion of the additional paid-in capital. The reduction of retained earnings represents the net payout of historical earnings based on the fair market value of the fractional shares acquired.

     The pro forma book value per share reflects the lower common stock book value and the lower number of common shares outstanding after the split and buyback.

        PRO FORMA DATA DISCLOSING THE EFFECT OF THE REVERSE STOCK SPLIT
               AND BUYBACK OF FRACTIONAL SHARES ON THE COMPANY'S
         CONSOLIDATED STATEMENT OF INCOME, EARNINGS PER SHARE AMOUNTS,
                     AND RATIO OF EARNINGS TO FIXED CHARGES
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

                             SOUTH BANKING COMPANY

                  PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

                                                       FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                                       ----------------------------------------------
                                                                      REVERSE SPLIT &
                                                                          BUYBACK
                                                         REPORTED        ADJUSTMENT       PRO FORMA
                                                       ------------   ----------------   ------------
Interest Income
  Loan interest and fees.............................  $13,614,595        $    --        $13,614,595
  Interest investments...............................    1,173,313         (4,811)         1,168,502
                                                       -----------        -------        -----------
Total interest income................................  $14,787,908        $(4,811)       $14,783,097
Interest Expense.....................................  $ 5,330,218        $    --        $ 5,330,218
                                                       -----------        -------        -----------
Net interest income..................................  $ 9,457,690        $(4,811)       $ 9,452,879
Provision for loan losses............................    1,004,000             --          1,004,000
                                                       -----------        -------        -----------
Net interest income after provision for loan
  losses.............................................  $ 8,453,690        $(4,811)       $ 8,448,879
                                                       -----------        -------        -----------
Other operating income...............................  $ 2,988,137        $    --        $ 2,988,137
                                                       -----------        -------        -----------
Other operating expenses
  Salaries and employee benefits.....................  $ 4,426,731        $    --        $ 4,426,731
  Occupancy and equipment expense....................    1,625,514             --          1,625,514
  Other expense......................................    2,777,226             --          2,777,226
                                                       -----------        -------        -----------
Total other expenses.................................  $ 8,829,471        $    --        $ 8,829,471
                                                       -----------        -------        -----------
Income before income tax.............................  $ 2,612,356        $(4,811)       $ 2,607,545
Income taxes.........................................      823,633         (1,816)           821,817
                                                       -----------        -------        -----------
Net income...........................................  $ 1,788,723        $(2,995)       $ 1,785,728
Other comprehensive income (net of taxes)............      353,958             --            353,958
                                                       -----------        -------        -----------
Comprehensive income.................................  $ 2,142,681        $(2,995)       $ 2,139,686
                                                       ===========        =======        ===========
Per share data based on weighted average outstanding
  share
  Weighted average outstanding shares................      399,500             --              7,807
  Earnings per share (net income)....................  $      4.48        $    --        $    228.73
  Ratio of earnings to fixed charges.................          N/A             --                N/A

                             SOUTH BANKING COMPANY

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

REVERSE SPLIT AND BUYBACK ADJUSTMENTS

1.  Income Statement: Twelve months ended December 31, 2002

     The pro forma income statement reflects the reduction in interest income, net of income taxes, to give effect to the $366,000 reduction of cash and cash equivalents to acquire the estimated fractional common shares outstanding (9,150 shares) after the 1-for-50 reverse common stock split at $40 per share, as if the reverse split and buyback occurred at January 1, 2002.

     The pro forma basic and diluted earnings per share reflect the lower net income and the lower number of common shares outstanding after the reverse stock split and buyback of fractional common shares at $40 per share.

                                                                      APPENDIX C

                            ARTICLES OF AMENDMENT OF
                             SOUTH BANKING COMPANY

                                       1.

     The name of the Corporation is South Banking Company.

                                       2.

     Article V of the Articles of Incorporation of the Corporation shall be amended by replacing the first paragraph with the following paragraph:

     The Corporation shall have authority to issue not more than 20,000 shares of common stock of $50.00 par value per share.

                                       3.

     The amendment to Article V of the Articles of Incorporation of the Corporation will result in a reverse stock split of the Corporation's common stock on a basis whereby each fifty shares of common stock, $1.00 par value per share, will be reclassified and changed into one share of common stock having a par value of $50.00. The holders of fractional interests thereby created will be paid the value of their fractional interests in cash at the rate of $40.00 for each share of $1.00 par value common stock.

                                       4.

     The amendment was adopted by the Board of Directors on the 28th day of February, 2003, and was duly approved by the shareholders on the 14th day of May, 2003 in accordance with Section 14-2-1003 of the Georgia Business Corporation Code.

                                       5.

     This amendment shall become effective at the time of its filing with the
Secretary of State of the State of Georgia on May   , 2003.

     IN WITNESS WHEREOF, the undersigned has executed these Articles of
Amendment as of the        day of May, 2003.

                                          SOUTH BANKING COMPANY

                                          By:
                                            ------------------------------------
                                            Name: Paul T. Bennett
                                            Title: President

                                                                      APPENDIX D

                       GEORGIA DISSENTERS' RIGHTS STATUTE

14-2-1301.  DEFINITIONS.

     As used in this article, the term:

          (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

          (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

          (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

          (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

          (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (8) "Shareholder" means the record shareholder or the beneficial shareholder. (Code 1981, sec. 14-2-1301, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L. 1993, p.1231, sec. 16.)

14-2-1302.  RIGHT TO DISSENT.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (A) Alters or abolishes a preferential right of the shares;

             (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

             (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

             (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. (Code 1981, sec. 14-2-1302, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L. 1989, p.
     946, sec. 58; Ga. L. 1999, p. 405, sec. 11.)

14-2-1303.  DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. (Code 1981, sec. 14-2-1303, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1320.  NOTICE OF DISSENTERS' RIGHTS.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken. (Code 1981, sec. 14-2-1320, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L. 1993, p.
1231, sec. 17.)

14-2-1321.  NOTICE OF INTENT TO DEMAND PAYMENT.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article. (Code 1981, sec. 14-2-1321, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1322.  DISSENTERS' NOTICE.

     (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article. (Code 1981, sec. 14-2-1322, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1323. DUTY TO DEMAND PAYMENT.

     (a) A record shareholder sent a dissenters' notice described in Code
Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article. (Code 1981, sec. 14-2-1323, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1324. SHARE RESTRICTIONS.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (Code 1981, sec. 14-2-1324, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1325. OFFER OF PAYMENT.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under Code
     Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later. (Code 1981, sec. 14-2-1325, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L. 1989, p. 946,
sec. 59; Ga. L. 1993, p. 1231, sec. 18.)

14-2-1326. FAILURE TO TAKE ACTION.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure. (Code 1981, sec. 14-2-1326, enacted by Ga. L. 1988, p. 1070, sec. 1;
Ga. L. 1990, p. 257, sec. 20.)

14-2-1327. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due. (Code 1981, sec. 14-2-1327, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L.
     1989, p. 946, sec. 60; Ga. L. 1990, p. 257, sec. 21; Ga. L. 1993, p. 1231,
     sec. 19.)

14-2-1330. COURT ACTION.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment. (Code 1981, sec. 14-2-1330, enacted by Ga. L. 1988, p. 1070, sec. 1; Ga. L. 1989, p. 946, sec. 61; Ga. L. 1993, p. 1231,
sec. 20; Ga. L. 2000, p. 1589, sec. 3.)

14-2-1331. COURT COSTS AND COUNSEL FEES.

     (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (Code 1981, sec. 14-2-1331, enacted by Ga. L. 1988, p. 1070, sec. 1.)

14-2-1332. LIMITATION OF ACTIONS.

     No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322. (Code 1981, sec. 14-2-1332, enacted by Ga. L. 1988, p.
1070, sec. 1.)

                                                                      APPENDIX E

February 27, 2003

The Board of Directors
South Banking Company
P. O. Box 1988
Alma, Georgia 31510-1988

Re: Recommendation of purchase price of common stock of South Banking Company, Alma, Georgia.

Ladies and Gentlemen:

     This letter will confirm that STEVENS & COMPANY ("Stevens"), along with a committee from South Banking Company, has completed a review of the financial information, along with comparable sales data for the purpose of recommending the purchase price of the common stock of South Banking Company. Members of the committee were as follows: Charlie Stuckey, Kenny Wade, and James Whiddon. Stuckey, Wade, and Whiddon are all members of the management team of South Banking and currently own shares in the company. The ownership position of each will be affected under the reorganization plan and the purchase of their shares will be at the same figure as other shareholders of the company.

     It is our understanding that the purpose of the reorganization will be to reduce the total number of shareholders to a level that will eliminate the need for various filings, and to position the shareholder base to reflect a minimum investment in the company equivalent to $2,000.00.

     In addition, the Bennett family currently owns in excess of 50% of the outstanding stock and anticipates continuing to operate the various banking subsidiaries going forward.

STEVENS & COMPANY

     STEVENS & COMPANY is an investment banking firm that was established in 1987. The company has advised on forty-five bank mergers and acquisitions and has helped establish private placements for community bank stocks. The company has performed services for banks in Virginia through Florida, with the majority being in the state of Georgia.

BACKGROUND

     South Banking is a bank holding company with subsidiary banks in Alma (Alma Exchange Bank & Trust), Baxley (Peoples State Bank & Trust), Kingsland (Citizens State Bank), and Metter (Pineland State Bank). Based on preliminary unaudited figures, assets totaled $230,758,333 as of year-end, December 31, 2002. The subsidiary banks operate in low growth communities and are dependent on exceptional service and personal contacts to support the earnings stream. Growth has come from acquisitions of banks and branch operations that are supported by lines of credit from the Bankers Bank. The company also operates a data processing subsidiary that serves the subsidiary banks as well as other community banks in their region.

VALUATION MODELS

     The most common measure of the value of a community banking institution is the relation to book value or a multiple of book value. A second tool is the value determined by the earnings multiple. The committee recognizes this as the primary industry measure, as it is the methodology used that reflects present value of future cash flows of an enterprise. In valuing stock in community banks that are not traded through a public market, discounts are applied. The range of discounts would be from 20% to 35%.

     A third analysis is review of comparable sales in banks that are of the same general size as South Banking and operate in similar markets.

     This report will also disclose information relating to the historical sales price of the shares of South Banking Company as well as potential reinvestment opportunities assuming dividends are paid by alternative financial investments.

BOOK VALUE ANALYSIS

                                                                SOUTH BANKING COMPANY
                                                               AS OF DECEMBER 31, 2002
                                                               -----------------------
Total Assets................................................        $230,758,333
Total Shareholders Equity...................................          21,721,293
Total Shares Outstanding....................................             399,500
BOOK VALUE AS OF DECEMBER 31, 2002..........................        $      54.37

     Assuming a cash transaction, the 10-year average of sales of community bank stocks in non-metro areas will be at 1.52 times book. Accordingly, 1.52 times $54.37 will yield a value of $82.54.

DISCOUNT APPLICATIONS

$82.54 discounted at 20%....................................  $66.12
$82.54 discounted at 35%....................................  $53.65
BOOK VALUE PRICE AT AVERAGE DISCOUNTS.......................  $59.89

EARNINGS MULTIPLE

                                                              SOUTH BANKING COMPANY
                                                      -------------------------------------
                                                      DECEMBER 31, 2001   DECEMBER 31, 2002
                                                      -----------------   -----------------
Net Earnings........................................     $1,867,297          $2,142,681
Earnings Per Share..................................     $     4.21          $     4.48

     Again, assuming a cash transaction bank sale prices as a multiple of earnings in non-metro markets will average 10.5 times over the past ten years.

     Based on two-year average earnings of $4.35 per share a 10.5 times multiple will yield a value of $45.62. Discount applications are now considered.

DISCOUNT APPLICATIONS

$45.62 discounted at 20%....................................   $36.50
$45.62 discounted at 35%....................................   $29.65
EARNINGS MULTIPLE AT AVERAGE DISCOUNT.......................   $33.08

COMPARABLE SALES ANALYSIS

                                 TYPE OF TRANSACTION            PURCHASE TO BOOK
                             ---------------------------   ---------------------------
1) Bank A..................  Multiple purchases made       70% of book
                             over last 5 years
Total Assets $160 million

2) Bank B..................  1,639 shares purchased        100% of book value
                             during 2000-2001
Total Assets $70 million

3) Bank C..................  Multiple shares purchased     80% of book
                             over last 5 years
Total Assets $75 million

4) Bank D..................  Multiple shares purchased     120% of book
                             over last 5 years
Total Assets $275 million

5) Bank E..................  20% position acquired from    125% of book
                             shareholder
Total Assets $75 million

     The banks above are non-public community banks or bank holding companies operating in non-metro areas in Georgia similar to South Banking's locations. The shares of these banks, like South Banking's, do not trade in any established market. As shown above, the range of prices to book are across the board, and often relate to the purpose of the transaction. In the case of Bank E, the company purchased the 20% from one shareholder who was interested in selling the entire institution. The remainder of the shareholders wanted the bank to continue as a community banking operation. Other transactions involve institutions that have excess capital that wish to leverage the capital by the use of treasury stock. An example of this would be Bank A. It is also important to note that two of the above cited are institutions that represent existing control by a shareholder group that exceeds 52% (Bank C and Bank A).

HISTORICAL SALES PRICES OF SOUTH BANKING STOCK

     The committee has reviewed the record of prior sales of stock in South Banking Company and can confirm that the historical price of the stock has been at $12.00 per share. This has been the same over the last FIVE years. It would appear that the shareholders of South Banking Company have had a very strong bias towards continued operations and are comfortable with internal growth of their equity positions. Given reorganization, however, the committee feels that this price should be higher, but cannot discount the fact that this has been the established market for the stock for an extended period of time.

OTHER CONSIDERATIONS

 DIVIDEND POLICY

     South Banking pays a relatively small dividend to their shareholders compared to other community banks. The major contributing factor is that earnings from the bank are used to service debt at the holding company that was used to acquire banking assets and expand the data processing unit. The holding company has a debt equal to $4.4 million and is required to maintain certain levels of capital for regulatory purposes. Accordingly, larger dividend payments by South Banking Company should not be anticipated over the next 5 years.

     Congress is in the process of considering the new budget as well as changes to the current tax law regarding double taxation of dividends. While no one can claim with certainty the result of those discussions at this time, it is accurate to point out that a shareholder could position themselves to receive higher dividends through alternative investment options. As an example, assuming a shareholder converted their South Banking Company stock to $2,000 cash, they could reinvest in any number of publicly traded companies whose current dividend yield exceeds 5.5%

CONCLUSION

     By averaging the above prices obtained from discounted book ($59.89), discounted earnings ($33.08) and historical trading prices ($12.00) the resultant would be $34.98. The committee considered the book multiple high on this analysis, but obviously the historical price low.

     Given the task to recommend a price that we feel is in line with a number of criteria, and would be a fair and reasonable offer for shareholders who own fewer that 50 shares (meaning their overall commitment to the institution would be less that $2,000), we would suggest a price of

                               $40.00 PER SHARE.

     Should you have further comments or suggestions, we welcome your call.

                                          Sincerely yours,

                                          STEVENS & COMPANY